Exhibit 2.2
Execution Version.

MASTER AGREEMENT
Dated as of March 4, 2013
By and Among
CONAGRA FOODS, INC.,
CARGILL, INCORPORATED,
CHS INC.,
and
HM LUXEMBOURG S.À R.L.

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I.	THE JOINT VENTURE 1

1.01	Formation and Operation of the Joint Venture 1

1.02	Initial Ownership of Newco 3

1.03	Shared Assets 3

1.04	Balance Sheet Adjustment 5

II.	TRANSACTIONS AND CLOSING 9

2.01	Closing 9

2.02	Closing Deliveries 9

III.	CERTAIN REPRESENTATIONS AND WARRANTIES REGARDING THE PARENTS 12

3.01	Corporate Existence and Power 12

3.02	Corporate Authorization 12

3.03	Consents And Approvals; No Violations 13

3.04	Brokers 13

IV.	REPRESENTATIONS AND WARRANTIES RELATING TO THE CONTRIBUTED SUBSIDIARIES AND THE IN-SCOPE BUSINESSES 13

4.01	Corporate Existence and Power 14

4.02	Corporate Authorization 14

4.03	Consents And Approvals; No Violations 15

4.04	Intellectual Property 15

4.05	Litigation 16

4.06	Compliance with Laws 16

4.07	Governmental Approvals 16

4.08	Financial Statements; No Undisclosed Liabilities; Absence of Changes 17

4.09	Assets 17

4.10	Contracts 18

4.11	Real Property 21

4.12	Environmental Matters 22

4.13	Taxes 23

4.14	Employee Benefit Plans 25

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4.15	Food and Drug Regulatory Compliance 27

4.16	Capitalization of the Contributed Subsidiaries; Subsidiaries 29

4.17	Inventory 29

4.18	Accounts Receivable 29

4.19	Indebtedness 29

4.20	Brokers 29

4.21	Customers and Suppliers 29

4.22	Special Representations Regarding Newco 30

4.23	Special Representations Regarding Colorado JV 30

4.24	Approved and Planned Capital Improvements 31

4.25	No Other Representations or Warranties 31

V.	OTHER COVENANTS OF THE PARTIES 31

5.01	Interim Operating Covenants of the Parents 31

5.02	Independent Businesses 34

5.03	Further Assurances; Efforts to Close; Obtaining Consents 34

5.04	Public Announcements 37

5.05	Notification of Certain Matters 37

5.06	Access; Confidentiality 37

5.07	Real Property Reviews 38

5.08	Tax Matters 41

5.09	Schedule Updating 44

5.10	Limited Release by the Parents 45

5.11	Certain Releases by Newco and the Contributed Subsidiaries 45

5.12	Certain Financing Activities; Initial Distributions 46

5.13	Pre-Closing Activities of Newco 47

5.14	Activities of the Contributed Subsidiaries 47

5.15	Completion of Transaction Documents 47

5.16	Claims Against The Colorado JV And The Orchid JV 49

5.17	Colorado JV Consent/Oracle Rice Consents – Alternative
Arrangements    49

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5.18	Software 49

VI.	CONDITIONS TO CLOSING 49

6.01	Conditions to Obligations of Each Parent’s Group 49

6.02	Additional Conditions to Obligations of the Oracle Group 50

6.03	Additional Conditions to Obligations of the Watson Group 51

6.04	Additional Conditions to Obligations of the Iris Group 51

6.05	No Ongoing Conditions Once Closing Commenced 52

VII.	SURVIVAL AND INDEMNIFICATION 52

7.01	Indemnification by the Parents 52

7.02	Indemnification by Newco 53

7.03	Calculation of Indemnity Payments 53

7.04	Procedures for Defense, Settlement and Indemnification of Direct or
Third-Party Claims    54

7.05	Additional Matters 56

7.06	Limitations 57

7.07	Exclusive Remedy 61

7.08	Manner of Payment 61

VIII.	TERMINATION 61

8.01	Termination 61

8.02	Effect of Termination 62

IX.	MISCELLANEOUS 63

9.01	Notices 63

9.02	Amendments; Waivers 64

9.03	Expenses 65

9.04	Successors and Assigns 65

9.05	Disclosure 66

9.06	Construction 66

9.07	Entire Agreement 66

9.08	Governing Law 67

9.09	Counterparts; Effectiveness 67

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9.10	Severability 68

9.11	Disclaimer of Agency 68

9.12	Dispute Resolution 68

9.13	No Third-Party Beneficiaries 69

9.14	Specific Performance 69

X.	DEFINITIONS 69

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SCHEDULES

Schedule 1.01(a)(i)        Watson Reorganization
Schedule 1.01(a)(ii)        Iris Reorganization
Schedule 1.01(a)(iii)        Oracle Reorganization
Schedule 1.04.1        Oracle Working Capital Accounts
Schedule 1.04.2        Sky Working Capital Accounts
Schedule 5.07(a)(i)        Other Reviewed Properties
Schedule 6.01(a)        Antitrust Jurisdictions
Schedule 7.01(c)        Specified Indemnity Matters

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PARENT DISCLOSURE LETTERS

Section 3.03        Consents and Approvals
Section 4.03        Contributed Subsidiary Consents and Approvals
Section 4.04(a)    Contributed Subsidiary Intellectual Property
Section 4.10        Contributed Subsidiary Material Contracts
Section 4.11(a)    Contributed Subsidiary Owned Real Property
Section 4.11(b)    Contributed Subsidiary Real Property Leases
Section 4.14(a)    Employee Benefit Plans
Section 4.16(a)    Contributed Subsidiary Capitalization
Section 5.01        Interim Operating Covenants
Section 10        Knowledge

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EXHIBITS

Exhibit A	Form of Transition Services Agreement - Oracle
Exhibit B	Form of Oracle Patent and Technology License-In Agreement (Oracle to Newco)
Exhibit C	Form of Oracle Patent and Technology License-Out Agreement (Newco to Oracle)
Exhibit D-1	Engineering Review Scope of Work
Exhibit D-2	Environmental Review Scope of Work
Exhibit E	Form of Sky Charter
Exhibit F-1	Form of Iris Wheat Supply Agreement
Exhibit F-2	Form of Watson Wheat Supply Agreement
Exhibit G-1	Form of Newco Articles
Exhibit G-2	Form of Alliance Agreement
Exhibit H	Form of Oracle Flour Supply Agreement
Exhibit I	Form of Watson “Go to Market” Agreement
Exhibit J	IP Matters Agreement Principles
Exhibit K	Form of Oracle Contribution Agreement
Exhibit L	Form of Confidentiality Agreement
Exhibit M	Watson Purchase and Sale Agreement Provisions

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MASTER AGREEMENT
This Master Agreement (together with the Exhibits, Schedules and Disclosure Letters hereto, this “Agreement”) is made as of the 4th day of March, 2013, by and among ConAgra Foods, Inc., a Delaware corporation (“Oracle”), Cargill, Incorporated, a Delaware corporation (“Watson”), CHS Inc., a Minnesota corporation (“Iris”), and HM Luxembourg S.à r.l., a Luxembourg S.à r.l. (“Newco”). Oracle, Watson and Iris are each referred to herein individually as a “Parent” and collectively as the “Parents.” The Parents and Newco are each referred to herein individually as a “Party” and collectively as the “Parties.” Capitalized terms not otherwise defined herein will have the respective meanings assigned to them in Article X.
RECITALS
1.    Each of the Parents and certain of their respective Affiliates are engaged in, among other things, the Business.
2.    The Parents desire to enter into, and to cause certain of their respective Affiliates to enter into, a series of arrangements regarding their respective Businesses, including the following, in each case as further provided herein and in the other Transaction Documents:
A.    forming a joint venture structure that combines their respective Businesses in Newco and the Contributed Subsidiaries; and
B.    providing various services to Newco and/or the Contributed Subsidiaries, including, risk management, origination, marketing and transition services.
3.    Contemporaneously with the execution of this Agreement, the Parties are entering into an Employee Matters Agreement.
Accordingly, the Parties, intending to be legally bound hereby, agree as follows:
I.
THE JOINT VENTURE
1.01    Formation and Operation of the Joint Venture.
(a)    Prior to the Closing, (i) Watson will complete or cause to be completed a reorganization of the Watson Group in the manner set forth on Schedule 1.01(a)(i) or in a manner that results in the same legal structure that would have otherwise resulted from the steps described in Schedule 1.01(a)(i) and that does not have any materially adverse Tax consequence on Newco or the other Parties relative to the consequences resulting from the steps on Schedule 1.01(a)(i) (the “Watson Reorganization”); (ii) Iris will complete or cause to be completed a reorganization of the Iris Group in the manner set forth on Schedule 1.01(a)(ii) or in a manner that results in the same legal structure that would have otherwise resulted from the steps described in Schedule 1.01(a)(ii) and that does not have any materially adverse Tax consequence on Newco or the other Parties relative to the consequences resulting from the steps on Schedule 1.01(a)(ii) (the “Iris Reorganization”); and (iii) Oracle will complete or cause to be completed a reorganization of the Oracle Group in the manner set forth on Schedule 1.01(a)(iii) or in a manner that results in the same legal structure that would have otherwise resulted from the steps described in Schedule 1.01(a)(iii) and that does not have any materially adverse Tax consequence on Newco or the other Parties relative to the consequences resulting from the steps on Schedule 1.01(a)(iii) (the “Oracle Reorganization” and, together with the Watson Reorganization and the Iris Reorganization, the “Reorganizations”). The Reorganizations will be conducted in compliance with all applicable Laws.
(b)    Upon the commencement of the Closing, the Parties will take or cause to be taken the following actions:

(i)    First, Watson and Iris will Convey to Newco all of the issued and outstanding equity interests in Sky.
(ii)    Next, on the following Business Day, (A) Oracle Lux will Convey to Newco all of the issued and outstanding equity interests in Oracle Netherlands, and (B) immediately following such Conveyance, Oracle Lux, Watson and Iris will adopt the Newco Articles.
(iii)    Next, (A) Oracle Lux, Watson Lux and Iris Lux will contribute all of the issued and outstanding equity interests in their respective Holdcos to Newco, and (B) Watson Lux and Iris Lux will Convey to Newco all of the issued and outstanding equity interests in Sky Canada. The Parties acknowledge and agree that the foregoing step in clause (A) will only take place after the contributions contemplated by the Contribution Agreements will have been consummated as provided therein.
(iv)    Next, Watson will Convey to Watson Lux and Iris will Convey to Iris Lux all of their respective Shares of Newco.
(v)    Next, (A) Newco will cause each Holdco to merge with and into Sky, and (B) Newco will contribute all of the issued and outstanding equity interests in Sky Canada to Oracle Netherlands.
(vi)    Next, Newco will adopt the Sky Charter, and the Oracle Netherlands Charter.
(vii)    Next, Oracle Netherlands will adopt the Sky Canada Charter and Oracle Puerto Rico Charter.
(viii)    Next, the financing and distributions contemplated by Section 5.12 will be completed.
(c)    The Parties will cause the above sequence of events to occur as close together in time as possible, taking into account the objectives of the Parties in planning the restructuring steps in the manner described, over consecutive Business Days, provided, however, that the events contemplated by paragraphs (b)(i) and (b)(ii) above will occur one Business Day apart, as specified therein.
1.02    Initial Ownership of Newco. Simultaneously with the Conveyances contemplated by (ii) and (iii) of Sections 1.01(b) and in further consideration of the transactions contemplated to occur in clauses (iv)-(viii) of Section 1.01(b), Newco will issue Shares to Oracle Lux, Watson Lux and Iris Lux as may be necessary such that, after giving effect to such issuance and the transactions contemplated by Section 1.01(b)(viii), (a) Oracle Lux will own all right, title and interest to a number of Shares (the “Oracle Interests”) constituting a 44% ownership interest in Newco (the “Oracle Percentage Interest”), (b) Watson Lux will own all right, title and interest to a number of Shares (the “Watson Interests”) constituting a 44% ownership interest in Newco (the “Watson Percentage Interest”), which Watson Percentage Interest shall be held solely by Watson Lux following the Conveyance contemplated by Section 1.01(b)(iv), and (c) Iris Lux will own all right, title and interest to a number of Shares (the “Iris Interests”) constituting a 12% ownership interest in Newco (the “Iris Percentage Interest”), which Iris Percentage Interest shall be held solely by Iris Lux following the Conveyance contemplated by Section 1.01(b)(iv).
1.03    Shared Assets.
(a)    Identification of Shared Assets.
(i)    Shared Assets Schedule. No later than 60 days after the date of this Agreement, each Parent will prepare and deliver to the other Parents a schedule of all of the Shared Assets of such Parent’s Group (the “Shared Assets Schedules”). Each Shared Assets Schedule will be current as of the date of this Agreement or such later date as may be specified thereon. Each Shared Assets Schedule will be prepared by the applicable Parent in good faith and using its reasonable best efforts, and will be as detailed as reasonably practicable (it being understood that in some cases, it may be necessary to describe certain types of Assets by means of a narrative description of the category of Asset rather than an Asset-by-Asset listing).
(ii)    Updates to Shared Assets Schedules. From and after the date all of the Shared Assets Schedules are delivered pursuant to clause (i) of this Section 1.03(a) and until the Closing, the Parents will work together in good faith and using their respective reasonable best efforts to revise and update the Shared Assets Schedules on a reasonably frequent periodic basis to reflect (A) the addition of any Shared Assets that were wrongly omitted from the previously delivered drafts of the Shared Assets Schedules or that were subsequently acquired, received or otherwise obtained by any member of the applicable Parent’s Group subsequent to the effective date of the previously delivered draft of the applicable Shared Assets Schedule, and (B) the deletion of any Shared Assets that were wrongly included in the previously delivered drafts of the Shared Assets Schedules or that expired or were sold, transferred or otherwise disposed of by any member of the applicable Parent’s Group subsequent to the effective date of the previously delivered draft of the applicable Shared Assets Schedule. The Shared Assets as of the Closing Date are referred to as the “Closing Shared Assets.”
(b)    Treatment of Shared Assets. Except as otherwise expressly provided in, or contemplated by, any of the other Transaction Documents (it being understood that any Asset that will be made available by any Parent’s Group to Newco or any Contributed Subsidiary following the Closing pursuant to any other Transaction Document will not be considered a Shared Asset under this Agreement), each Parent will use its reasonable best efforts to make available, or cause to be made available, its respective Closing Shared Assets to the Contributed Subsidiaries from and after the Closing Date until the earlier of (i) the expiration or termination of the Transition Services Agreement to which such Parent is a party, or (ii) the date upon which such Parent no longer owns, holds, possesses or otherwise has rights to such Closing Shared Asset, in each case to the extent previously made available to the Business of such Parent’s Group, as applicable, prior to the Closing Date. As used in this Section 1.03, “to the extent previously made available” means, with respect to any Shared Asset, the extent to which such Shared Asset was provided to, or was used in the conduct and operation of, a Parent’s Group’s Business, in the Ordinary Course of Business prior to the Closing Date (it being understood that “extent” will mean, in all material respects, the amount, level, frequency, responsiveness, functionality and quality). Each such Shared Asset will be made available to the Contributed Subsidiaries on the same economic terms (including with respect to any internal transfer pricing and cost allocations, or lack thereof, as reflected in each applicable Contributed Subsidiary’s Interim Financial Statements) as those on which such Shared Asset has been historically made available by the applicable Parent (or any member of such Parent’s Group).
(c)    Maintenance of Shared Assets.
(i)    In General. From and after the date hereof, each Parent will (A) use Commercially Reasonable Efforts to maintain its Shared Assets, including with respect to condition, functionality and fitness for intended use, and make such capital improvements with respect to such Assets as it would make in the Ordinary Course of Business in the absence of the Contemplated Transactions, (B) refrain from divesting or otherwise disposing of any material Closing Shared Asset to a third-party without making provision for such material Closing Shared Asset (or a reasonably equivalent substitute therefor) to continue to be made available to the applicable Contributed Subsidiary on the same terms provided in this Section 1.03, (C) use its Commercially Reasonable Efforts to preserve intact, and maintain the effectiveness and validity of, in all material respects, all Intellectual Property and Governmental Approvals that are Shared Assets, (D) use its Commercially Reasonable Efforts to comply in all material respects with the terms of Contracts that are Shared Assets and preserve intact the effectiveness thereof, and (E) otherwise use its Commercially Reasonable Efforts to preserve intact in all material respects the Shared Assets.
(ii)    Renewals/Extensions/Continuations. From and after the date hereof until the third anniversary of the Closing, each Parent will use its Commercially Reasonable Efforts to renew, extend or otherwise continue any Shared Asset that would otherwise expire or terminate prior to the third anniversary of the Closing (it being understood that such renewal or extension may be only until the third anniversary of the Closing).
(iii)    Abandonment. Prior to the Closing, no Parent will dispose of a Shared Asset to an unaffiliated third-party in any non-bona fide transaction without the consent of the other Parents. From and after the Closing until the third anniversary of the Closing, if a Parent no longer wishes to maintain, or otherwise wishes to abandon, a Shared Asset, such Parent will notify Newco at least 20 Business Days prior to taking any action to abandon or otherwise give up its rights or ownership to such Shared Asset (or such shorter of period of advance notice to which Newco may consent, such consent not to be unreasonably withheld, conditioned or delayed). In such circumstance Newco may elect, by the delivery of written notice to such Parent, to take ownership, directly or indirectly through any Contributed Subsidiary, of such Shared Asset (in which case such Parent will tender such Shared Asset to such Person as promptly as reasonably practicable, and in which circumstance such Person will be promptly reimburse such Parent for any out-of-pocket expenses reasonably incurred by such Parent in connection with such transfer).
1.04    Balance Sheet Adjustment.
(a)    Estimate Statement. No less than 10 Business Days prior to the Closing Date, each of Oracle and Watson will provide to each other (each with a copy to Iris) of a statement (each individually, an “Estimate Statement”) with such Parent’s good faith estimate of the Closing Working Capital of Oracle and Closing Working Capital of Sky, respectively (the “Estimated Oracle Closing Working Capital” and the “Estimated Sky Closing Working Capital,” respectively). Each Estimate Statement will be prepared by such Parent on an unaudited basis, and all calculations thereon will utilize the same presentation format, apply the same accounting principles, practices, methodologies and policies as are utilized in the Financial Statements of Oracle or Sky, as the case may be (the “Accounting Principles”), and will be adjusted for any mutually agreed and commercially reasonable adjustments (with the Parties agreeing to negotiate in good faith) related to material differences between the Parents’ Accounting Principles (which may include changes to Schedule 1.04.1 and Schedule 1.04.2). Following the delivery of the Estimate Statements, the Parties will work together, including making arrangements for the relevant Parent (or a Subsidiary thereof, including the applicable Shareholder) (such Person, the “Retaining Person”) to retain the benefits and burdens of ownership with respect to an identified dollar amount of receivables or payables (and this may include retaining ownership of such receivables or payables for Tax purposes or otherwise), to ensure that the working capital balances as estimated above that are to be contributed as part of the Contemplated Transactions equal relative contributions of 44% Oracle, 44% Watson, and 12% Sky. Any receivable or payable balance retained by a Parent (or a Subsidiary thereof, including the applicable Shareholder) pursuant to this Section 1.04(a) shall be treated as never having been transferred to Newco and, to the extent that Newco comes to hold nominal title to any such receivable or payable, Newco shall be deemed to have acted as the agent of the Retaining Person with respect to such receivable or payable and therefore shall not report the taxable income associated with such receivable or payable but instead shall provide to the Parent information to permit the Retaining Person to report such amount on its own tax return. Any amounts paid or received by Newco with respect to such receivables or payables shall be first allocated by Newco to the retained amounts until all amounts required to be paid have been paid by Newco or amounts to be received have been collected and transferred to the applicable Retaining Person.
(b)    Final Statement. No later than 60 days after the Closing Date, Oracle and Watson will cause to be prepared and delivered to each other Parent a statement of the Closing Working Capital of Oracle and Closing Working Capital of Sky, respectively (each, a “Final Statement,” and such Closing Working Capital amounts, as finally determined pursuant to this Section 1.04, with respect to Oracle, the “Final Oracle Closing Working Capital”, with respect to Sky, the “Final Sky Closing Working Capital” and, each individually, a “Final Closing Working Capital Amount”). Each Final Statement will be prepared by such Parent on an unaudited basis and apply the applicable Accounting Principles and adjustments, if any, agreed under Section 1.04(a). If either Oracle, on the one hand, or Watson and Iris, on the other hand, disagree with the other side’s (it being understood that references to “side” in this Section 1.04 will be deemed to be to Oracle, on the one hand, or Watson and Iris, on the other hand) calculation of any of the items in such other side’s Final Statement as delivered, the disagreeing side may, within 60 days after delivery of such Final Statement by the other side, deliver a written notice to such other Parent(s) that specifies in reasonable detail the items or amounts disputed, the basis therefor and the value proposed to be assigned to such items or amounts (an “Objection Notice”). A side will be deemed to have agreed with all items and amounts for which no Objection Notice is delivered within such 60-day period. If an Objection Notice is delivered by either side, the Parents will, during the 60 days following delivery of the Objection Notice, promptly begin discussions in an attempt to agree on a calculation of the disputed Closing Working Capital amount. For purposes of complying with the terms set forth in this Section 1.04, each Parent will cooperate with and make available to the other Parents and their representatives as promptly as practicable in consideration of the time requirements set forth in this Section 1.04 all information, records, data and working papers, and will permit access to its facilities and personnel, as may reasonably be requested in connection with the preparation and analysis of the calculations of a Closing Working Capital amount, including with respect to any valuations or calculations to be performed in connection therewith. The Parents will jointly prepare a statement as to those items or amounts in dispute that they have agreed to and the resolution thereof. If the Parents are unable to agree upon any calculation of a Closing Working Capital amount, then Section 1.04(c) will apply.
(c)    Dispute.
(i)    If the Parents are unable to agree upon the calculation of any Closing Working Capital amount within the 60-day period following the delivery of an Objection Notice by a Parent, then the Parents jointly will engage a mutually acceptable accounting firm of nationally recognized reputation (the “Accounting Firm”) to resolve those items or amounts that remain in dispute. Promptly, but in no event later than 60 days following its engagement, the Accounting Firm will determine, based solely on written submissions by Oracle, on the one hand, and Watson and Iris, on the other hand, only those issues in dispute and will render a written report as to the resolution of the dispute and the resulting computation of the disputed Closing Working Capital amount. In resolving any disputed item, the Accounting Firm will consider only those items or amounts in the applicable Final Statement as to which the Parents continue to disagree, and the Accounting Firm will be bound by the provisions of this Section 1.04 and must assign a value to each such item equal to the value for such item claimed by Oracle, on the one hand, or Watson and Iris, on the other hand. The Parents will bear the fees and expenses of the Accounting Firm in the following proportions: 44% for Oracle, 44% for Watson, and 12% for Iris.
(ii)    Each Parent will cooperate with the Accounting Firm in its valuation process and will share any relevant materials it has regarding valuation with the Accounting Firm and the other Parents, and each Parent will cooperate in good faith to cause the Accounting Firm to deliver to the Parents within 60 Business Day of its engagement the Accounting Firm’s determination of the value of each disputed item in the computation of Closing Working Capital. The values determined in accordance with this Section 1.04(c) will be final and binding for the purposes of this Agreement.
(d)    Adjustment Payments.
(i)    If the Final Oracle Closing Working Capital, as finally determined pursuant to this Section 1.04, is greater than the Estimated Oracle Closing Working Capital, then Newco will, within 5 Business Days after such final determination, pay to Oracle the amount of such excess by the wire transfer of immediately available funds to the bank account designated in writing by Oracle. Any amounts paid pursuant to this Section 1.04(d)(i) shall deemed to have been paid from the collection of receivables that shall have been deemed to have been retained by the applicable Shareholder, and not from the proceeds of any borrowing by Newco or any Subsidiary of Newco.
(ii)    If the Final Oracle Closing Working Capital, as finally determined pursuant to this Section 1.04, is less than the Estimated Oracle Closing Working Capital, then Oracle will, within 5 Business Days after such final determination, cause Oracle Lux to pay to Newco the amount of such shortfall by the wire transfer of immediately available funds to the bank account designated in writing by Newco.
(iii)    If the Final Sky Closing Working Capital, as finally determined pursuant to this Section 1.04, is greater than the Estimated Sky Closing Working Capital, then Newco will, within 5

Business Days after such final determination, pay to Watson and Iris the amount of such excess (split between Watson and Iris in proportion to their respective ownership in Newco) by the wire transfer of immediately available funds to the bank account designated in writing by Watson and Iris, respectively. Any amounts paid pursuant to this Section 1.04(d)(iii) shall deemed to have been paid from the collection of receivables that shall have been deemed to have been retained by the applicable Shareholder, and not from the proceeds of any borrowing by Newco or any Subsidiary of Newco.
(iv)    If the Final Sky Closing Working Capital, as finally determined pursuant to this Section 1.04, is less than the Estimated Sky Closing Working Capital, then Watson and Iris will, within 5 Business Days after such final determination, cause Watson Lux and Iris Lux, as applicable, to pay to Newco the amount of such shortfall (split between Watson and Iris in proportion to their respective ownership in Newco) by the wire transfer of immediately available funds to the bank account designated in writing by Newco.
(v)    Tax Treatment of Adjustment Payments. The Parents agree to treat adjustments in Section 1.04(d) as additional contributions to Newco as of the Closing Date or returns of excess contributions as of the Closing Date, as applicable, and further agree that such contributions or returns of excess contribution will be treated as nontaxable by Newco, the Parents and the Shareholders. Consistent with the provisions of the preceding sentence and of Section 1.04(a), if excess Closing Working Capital is returned to a Shareholder (because the Shareholder transferred excess Closing Working Capital to Newco), such excess amount shall be treated as having been erroneously transferred to Newco, and Newco shall be deemed to have acted as the agent of such Shareholder with respect to such excess amount and therefore shall not report the taxable income associated with such Closing Working Capital but instead shall provide to the Shareholder information to permit such Shareholder to report such amount on its own tax return. Further, notwithstanding anything to the contrary set forth in this Agreement, (i) the amount of any adjustment in Section 1.04(d) that is treated as an additional contribution to Newco shall be considered part of the Conveyances or contributions described in Section 5.08(ii) through 5.08(vi) and shall be included in the contributing Shareholder’s initial Capital Account, and (ii) the amount of any adjustment in Section 1.04(d) that is treated as a return of excess contributions shall be netted against the relevant Shareholder’s initial contribution of Closing Working Capital for purposes of determining that Shareholder’s initial Capital Account pursuant to the applicable sections of the Alliance Agreement.
II.
TRANSACTIONS AND CLOSING
2.01    Closing. The closing of the Contemplated Transactions will commence at a location mutually determined by the Parents, at 10:00 a.m., local time on the last Business Day of the calendar month following the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their nature or pursuant to the terms of this Agreement are to be satisfied at the Closing, but subject to the satisfaction or, where permitted, the waiver of those conditions) or at such other time mutually determined by the Parties; provided, however that the Parties will not be required to proceed with a Closing that would take place prior to November 29, 2013 if there is a then-pending investigation by a Governmental Entity into the Contemplated Transactions as potentially violative of Antitrust Laws (for the avoidance of doubt, if such an investigation is commenced after the date hereof and then subsequently “resolved” as contemplated by Section 5.03, then from and after the date of such resolution, the investigation will no longer be considered to be pending). Except as otherwise set forth in Section 1.01(b) or Section 1.01(c), it is the intention of the Parties that the full sequence of steps set forth in Section 1.01(b) be completed on the Business Day on which the Closing is consummated to the greatest extent practicable. The Closing will not be deemed to have consummated until the full sequence of steps set forth in Section 1.01(b) has been completed. The date on which the Closing is consummated is referred to as the “Closing Date,” and the time at which the Closing is consummated is referred to as the “Closing”. For the purposes of determining the date an investigation is “resolved” in the proviso in the first sentence of this paragraph, if any divestitures are required by virtue of a settlement with the Governmental Entity, the date of such resolution shall be the date that any agreements for such divestitures have been executed and the divestitures are ready to take place.

2.02    Closing Deliveries.
(d)    Items to be Delivered by Oracle. At the commencement of the Closing, Oracle will deliver, or will cause the appropriate member of the Oracle Group to deliver, to Watson, Iris, Newco and/or one or more specified Contributed Subsidiaries, as applicable, all of the following:
(iii)    The Alliance Agreement, duly executed by Oracle and Oracle Lux;
(iv)    A Transition Services Agreement – Oracle, in substantially the form attached hereto as Exhibit A (the “Transition Services Agreement - Oracle”), duly executed by the members of the Oracle Group party thereto;
(v)    (A) A Patent and Technology License-In Agreement (Oracle to Newco), in substantially the form attached hereto as Exhibit B (the “Oracle License-In Agreement”), and (B) a Patent and Technology License-Out Agreement (Newco to Oracle), in substantially the form attached hereto as Exhibit C (the “Oracle License-Out Agreement”), in each case duly executed by the members of the Oracle Group party thereto;
(vi)    Certificates or instruments of assignment representing all of the issued and outstanding equity interests of each of Oracle Holdco and Oracle Netherlands, duly endorsed (or accompanied by duly executed interest powers), for transfer to Newco;
(vii)    Evidence of the completion of the Oracle Reorganization, in a manner reasonably acceptable to Watson and Iris;
(viii)    The Oracle Flour Supply Agreement, duly executed by Oracle;
(ix)    The Confidentiality Agreement, duly executed by Oracle; and
(x)    A Closing Certificate (to be provided to Watson and Iris).
(e)    Items to be Delivered by Watson. On the Closing Date, Watson will deliver, or will cause the appropriate member of the Watson Group to deliver to Oracle, Iris, Newco and/or one or more specified Contributed Subsidiaries, as applicable, all of the following:
(vi)    The Alliance Agreement, duly executed by Watson and Watson Lux;
(vii)    The Transition Services Agreement – Watson, duly executed by the members of the Watson Group party thereto;
(viii)    (A) the Watson License-In Agreement, and (B) the Watson License-Out Agreement, in each case duly executed by the members of the Watson Group party thereto;
(ix)    The Watson “Go to Market” Agreement, duly executed Watson;
(x)    The Watson Wheat Supply Agreement, duly executed by Watson;
(xi)    Certificates or instruments of assignment representing all of the issued and outstanding equity interests of each of Sky and Watson Holdco owned by it, duly endorsed (or accompanied by duly executed interest powers), for transfer to Newco;
(xii)    A certificate or instrument of assignment representing all of the issued and outstanding equity interests of Sky Canada held by Watson Lux, duly endorsed (or accompanied by duly executed interest powers), for transfer to Newco;

(xiii)    Evidence of the completion of the Watson Reorganization, in a manner reasonably acceptable to Oracle and Iris;
(xiv)    Evidence of termination of the Master Sky Agreements to which Watson or an Affiliate thereof is a party, as of or immediately after the Closing, in a manner reasonably acceptable to Oracle; provided, however, that with respect to the termination of the Watson Master Facility Lease, such agreement may be amended and extended in a manner reasonably acceptable to Oracle with respect to Assets currently subleased to Sky where the requisite consents necessary to transfer those assets to Sky cannot be obtained;
(xv)    Evidence of the Conveyance described in Section 1.01(b)(iv) (as applicable to Watson), in a manner reasonably acceptable to Oracle;
(xvi)    The Confidentiality Agreement, duly executed by Watson; and
(xvii)    A Closing Certificate (to be provided to Oracle and Iris).
(f)    Items to be Delivered by Iris. On the Closing Date, Iris will deliver, or will cause the appropriate member of the Iris Group to deliver to Oracle, Watson, Newco and/or one or more specified Contributed Subsidiaries, as applicable, all of the following:
(i)    The Alliance Agreement, duly executed by Iris and Iris Lux;
(ii)    The Iris Wheat Supply Agreement, duly executed by Iris;
(iii)    Certificates or instruments of assignment representing all of the issued and outstanding equity interests of each of Iris Holdco and Sky owned by it, duly endorsed (or accompanied by duly executed interest powers), for transfer to Newco;
(iv)    A certificate or instrument of assignment representing all of the issued and outstanding equity interests of Sky Canada held by Iris Lux, duly endorsed (or accompanied by duly executed interest powers), for transfer to Newco;
(v)    Evidence of the completion of the Iris Reorganization, in a manner reasonably acceptable to Watson and Oracle;
(vi)    Evidence of termination of the Master Sky Agreements to which Iris or an Affiliate thereof is a party, as of or immediately after the Closing, in a manner reasonably acceptable to Oracle; provided, however, that with respect to the termination of the Iris Master Facility Lease, such agreement may be amended and extended in a manner reasonably acceptable to Oracle with respect to Assets currently subleased to Sky where the requisite consents necessary to transfer those assets to Sky cannot be obtained;
(vii)    Evidence of the Conveyance described in Section 1.01(b)(iv) (as applicable to Iris), in a manner reasonably acceptable to Oracle;
(viii)    The Confidentiality Agreement, duly executed by Iris; and
(ix)    A Closing Certificate (to be provided to Oracle and Watson).
(g)    Items to be Delivered by Newco. On the Closing Date, Newco will deliver to Oracle, Watson, and/or Iris, as applicable:

(i)    a counterpart to all of the other Transaction Documents to which Newco is a party (including certificates or instruments of assignment representing all of the issued and outstanding equity interests of Sky Canada for transfer to Oracle Netherlands) duly executed by Newco (it being understood and acknowledged by the Parties that solely for these purposes, any member of Watson Lux’s and Iris Lux’s respective board of managers will be deemed to be the authorized signatories for Newco); and
(ii)    stock certificates or other customary evidence of equity ownership under Luxembourg Law representing the Shares issued as contemplated by Section 1.02.
(h)    Items to be Delivered by the Contributed Subsidiaries. On the Closing Date, each Parent, or, as applicable, Newco, will cause its Contributed Subsidiaries to deliver to Oracle, Watson, Iris, Newco or any other Contributed Subsidiary, as applicable, a counterpart to all Transaction Documents to which such Contributed Subsidiary is a party, duly executed by such Contributed Subsidiary.
III.
CERTAIN REPRESENTATIONS AND WARRANTIES REGARDING THE PARENTS
Each Parent represents and warrants to each other Parent and to Newco, as of the date hereof and as of the Closing, that, except as set forth in the applicable section(s) of such Parent’s Disclosure Letter (including any supplements thereto provided pursuant to Section 5.09):
3.01    Corporate Existence and Power. Such Parent is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation, as applicable.
3.02    Corporate Authorization. The execution, delivery and performance by such Parent of this Agreement and the other Transaction Documents to which it is a party and the consummation by such Parent of the Contemplated Transactions is within its corporate or similar powers and have been duly authorized by all necessary corporate or similar action on its part and no other corporate or similar or shareholder, partner, member or similar action on the part of such Parent is necessary to authorize the execution, delivery and performance of such Transaction Documents or the consummation of the Contemplated Transactions.  This Agreement and the other Transaction Documents to which such Parent is a party constitute or will constitute at Closing, as applicable, a legal, valid and binding agreement of it, enforceable against it in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Law affecting the enforcement of creditors’ rights generally and by general equitable principles (such exception, an “Enforceability Exception”).
3.03    Consents And Approvals; No Violations. Assuming the Consents from Governmental Entities and third parties set forth on Section 3.03 of such Parent’s Disclosure Letter have been obtained, the execution and delivery of this Agreement and the other Transaction Documents by such Parent to which it is a party, and the consummation of the Contemplated Transactions by such Parent do not and will not (i) violate or conflict with any provision of its articles of incorporation, bylaws, certificate of formation or limited liability company agreement, as applicable, or any other governing or organizational documents of such Parent, (ii) violate or conflict with any Law or Order of any Governmental Entity applicable to such Parent or by which any of its Assets may be bound, (iii) require any Governmental Approval, or (iv) result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation or acceleration, or result in the creation of any Lien upon any of its Assets or give rise to any obligation, right of termination, cancellation, acceleration or increase of any obligation or a loss of a benefit under, any of the terms, conditions or provisions of any Contract, excluding in the case of clauses (ii) through (iv) above, conflicts, violations, breaches, defaults, rights of payment and reimbursement, terminations, modifications, accelerations, increases in obligations, losses of benefits and creations and impositions of Liens which would not reasonably be expected to be, individually or in the aggregate, materially adverse to such Parent’s Business.

3.04    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Contemplated Transactions based upon any arrangements made by or on behalf of such Parent or any member of its Group.
IV.
REPRESENTATIONS AND WARRANTIES RELATING TO THE
CONTRIBUTED SUBSIDIARIES AND THE IN-SCOPE BUSINESSES
Each Parent makes the representations and warranties set forth below (except for the representations and warranties set forth in Sections 4.14(c) and (d), which are made only by Watson, the representations and warranties set forth in Section 4.14(e), which are made only by Oracle, the representations and warranties set forth in Section 4.22, which are made only by Watson and Iris, and the representations and warranties set forth in Section 4.23, which are made only by Oracle, both as of the date hereof and as of the Closing, except as set forth in the applicable section(s) of such Parent’s Disclosure Letter (including any supplements thereto provided pursuant to Section 5.09), as follows:
(i)     Watson makes the representations and warranties set forth below (A) with respect to each Watson Contributed Subsidiary other than Sky, Sky GP (prior to the Sky GP Dissolution) and Sky Canada (from and after the Sky Canada Merger), to Oracle, Iris and Newco, and (B) with respect to Sky, Sky GP (prior to the Sky GP Dissolution) and Sky Canada (from and after the Sky Canada Merger), to Oracle and Newco on a Several basis with Iris;
(ii)    Iris makes the representations and warranties set forth below (A) with respect to each Iris Contributed Subsidiary other than Sky, Sky GP (prior to the Sky GP Dissolution)and Sky Canada (from and after the Sky Canada Merger), to Oracle, Watson and Newco, and (B) with respect to Sky, Sky GP (prior to the Sky GP Dissolution) and Sky Canada (from and after the Sky Canada Merger), to Oracle and Newco on a Several basis with Watson; and
(iii)    Oracle makes the representations and warranties set forth below with respect to each Oracle Contributed Subsidiary.
The Parties acknowledge and agree that references in this Article IV and in Article V to the “Business” or any “Assets” of a “Contributed Subsidiary,” and variants or components of the same, will be deemed to include both (A) the Business and Assets that are to be contributed to such Contributed Subsidiary pursuant to the Contribution Agreements, including as such Business has been operated by other members of such Parent’s Group prior to the time at which such Business was transferred to the Contributed Subsidiary pursuant to the applicable Contribution Agreement, and (B) the Business and Assets, if any, currently conducted or held by such Contributed Subsidiary.
4.01    Corporate Existence and Power. Such Contributed Subsidiary is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation, as applicable. Such Contributed Subsidiary has all requisite corporate power and authority to own, lease and operate the Assets owned by it and to carry on such Contributed Subsidiary’s Business as now being conducted by it, except for such failures that have not been, and would not reasonably be, individually or in the aggregate, materially adverse to such Contributed Subsidiary’s Business. Such Contributed Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it in respect of such Contributed Subsidiary’s Business makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing has not been and would not reasonably be expected to be, individually or in the aggregate, materially adverse to such Contributed Subsidiary’s Business.
4.02    Corporate Authorization. The execution, delivery and performance by such Contributed Subsidiary of any Transaction Documents to which it is a party and the consummation by it of the Contemplated Transactions are within its corporate or similar powers and have been duly authorized by all necessary corporate or similar action on its part and no other corporate or similar or shareholder, partner, member or similar action on the part of such Contributed Subsidiary is necessary to authorize the execution, delivery and performance of such

Transaction Documents or the consummation of the Contemplated Transactions.  Any Transaction Documents to which such Contributed Subsidiary is a party constitute or will constitute at Closing, as applicable, a legal, valid and binding agreement of it, enforceable against it in accordance with its terms, except to the extent that its enforceability may be subject to an Enforceability Exception.
4.03    Consents And Approvals; No Violations. Assuming the Consents from Governmental Entities and third parties set forth on Section 4.03 of such Parent’s Disclosure Letter have been obtained, the execution and delivery of any Transaction Documents by such Contributed Subsidiary to which it is a party, and the consummation by such Contributed Subsidiary of the Contemplated Transactions, do not and will not (i) violate or conflict with any provision of its articles of incorporation, bylaws, certificate of formation or limited liability company agreement, as applicable, or any other governing or organizational documents of such Person, (ii) violate or conflict with any Law or Order of any Governmental Entity applicable to such Contributed Subsidiary or by which any of its Assets may be bound, (iii) require any Governmental Approval, or (iv) result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation or acceleration, or result in the creation of any Lien upon any of its respective Assets or gives rise to any obligation, right of termination, cancellation, acceleration or increase of any obligation or a loss of a benefit under, any of the terms, conditions or provisions of any Contract, excluding in the case of clauses (ii) through (iv) above, conflicts, violations, breaches, defaults, rights of payment and reimbursement, terminations, modifications, accelerations, increases in obligations, losses of benefits and creations and impositions of Liens which would not reasonably be expected to be, individually or in the aggregate, materially adverse to such Contributed Subsidiary’s Business.
4.04    Intellectual Property.
(a)    Section 4.04(a) of such Parent’s Disclosure Letter describes and sets forth, in reasonable detail, all material Intellectual Property of such Contributed Subsidiary.
(b)    To the Knowledge of the Parent, each of its Contributed Subsidiaries has good and marketable title to, or has the right to use and possess for the life thereof, all of its material Intellectual Property, free and clear of any Liens, other than Permitted Liens, and any requirement of any past royalty payments, license fees, charges or other payments or conditions or restrictions whatsoever.
(c)    To the Knowledge of the Parent, no member of such Parent’s Group has licensed any material Intellectual Property owned by such Contributed Subsidiary to any Person, or granted any other right that does or that will, subsequent to the Closing, permit or enable any other Person to use any of such Contributed Subsidiary’s material owned Intellectual Property which is used or held for use in the Business in the United States, Puerto Rico or Canada.
(d)    No member of such Parent’s Group has received any written notice of any Proceeding and, to the Knowledge of such Parent, there is no threatened Proceeding against any member of such Parent’s Group asserting that the operation of such Contributed Subsidiary’s Business as currently conducted infringes upon or otherwise infringes or conflicts with the Intellectual Property of any Person, except with respect to any Proceeding or threatened Proceeding therefor which would not reasonably be expected to be, individually or in the aggregate, materially adverse to such Contributed Subsidiary’s Business.
(e)    No member of such Parent’s Group has, since January 1, 2010, given any notice to any Person asserting infringement by such Person of any material Intellectual Property utilized by such Contributed Subsidiary and, to the Knowledge of such Parent, no Person is infringing any such material Intellectual Property, except with respect to any infringement which would not reasonably be expected to be, individually or in the aggregate, materially adverse to such Contributed Subsidiary’s Business.
4.05    Litigation. There are no Proceedings pending against any member of such Parent’s Group or, to the Knowledge of such Parent, threatened against any member of such Parent’s Group (or any of such Contributed Subsidiary’s Assets or operations), at Law or in equity, or before or by any Governmental Entity, that have been or would reasonably be expected to be, individually or in the aggregate, materially adverse to such Contributed Subsidiary’s Business. No member of such Parent’s Group is subject to any currently effective Order that has been or would reasonably be expected to be, individually or in the aggregate, materially adverse to such Contributed Subsidiary’s Business.
4.06    Compliance with Laws. The Business of such Contributed Subsidiary is being conducted in compliance with, and has, since January 1, 2010, been in compliance with, all applicable Laws, except for any non-compliance which has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to such Contributed Subsidiary’s Business. Since January 1, 2010, there has not been a Regulatory Event with respect to the Business of such Contributed Subsidiary.
4.07    Governmental Approvals. The Business of such Contributed Subsidiary has obtained, maintained and is in compliance with (and since January 1, 2010 has been in compliance with) all Governmental Approvals required to enable such Business to be operated, except for any non-compliance which has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to such Contributed Subsidiary’s Business. None of the Governmental Approvals necessary to operate such Contributed Subsidiary’s Business as currently conducted will lapse, terminate, expire or otherwise be impaired as a result of the consummation of the Contemplated Transactions, except as would not reasonably be expected to be, individually or in the aggregate, materially adverse to such Contributed Subsidiary’s Business. This Section 4.07 is not intended to include any Governmental Approvals needed to be obtained pursuant to any applicable Antitrust Laws to consummate the Contemplated Transactions, which are the subject of clause (iii) of Section 4.03.
4.08    Financial Statements; No Undisclosed Liabilities; Absence of Changes.
(a)    Each Parent has provided to each other Parent (or has otherwise given each other Parent access to) consolidated unaudited financial statements of such Contributed Subsidiaries, including their consolidated balance sheets as of November 25, 2012 (in the case of Oracle) or as of November 30, 2012 (in the case of Watson and Iris) and the consolidated statements of income for the 6-month period then ended (the “Interim Financial Statements”).
(b)    Each Parent has provided to each other Parent (or has otherwise given each other Parent access to) consolidated unaudited financial statements of such Contributed Subsidiaries, including the combined balance sheets and the combined statements of income as of and for each of the three completed fiscal years ending in May 2010, May 2011 and May 2012 (the “Annual Financial Statements,” and together with the Interim Financial Statements, the “Financial Statements”).
(c)    Such Financial Statements were derived from the books and records of such Parent’s Group, have been prepared in accordance with GAAP and present fairly in all material respects the financial position and results of operations of the Business of the Contributed Subsidiaries as at the dates and for the periods presented (subject to normal and recurring adjustments, which are not material, individually or in the aggregate).
(d)    Since the end of the fiscal year ending in May 2012, except as and to the extent set forth in such Financial Statements, there have been no Liabilities incurred by the Business of such Contributed Subsidiaries that would be required to be reflected on a balance sheet or in the notes thereto prepared in accordance with GAAP, except for (i) Liabilities incurred since the end of the most recently completed fiscal year of such Parent in the Ordinary Course of Business, (ii) Liabilities that would not reasonably be expected to be, individually or in the aggregate, materially adverse to such Contributed Subsidiary’s Business, or (iii) employee related Liabilities addressed in the Employee Matters Agreement.
(e)    Except as required or expressly permitted by this Agreement, since the end of the fiscal year ending in May 2012, no event, occurrence or condition has occurred which has been or would reasonably be expected to be, individually or in the aggregate, materially adverse to the Business of such Contributed Subsidiaries.
4.09    Assets.

(a)    Such Contributed Subsidiary owns (and in which case has good and marketable title, free and clear of all Liens, other than Permitted Liens, to), leases (and in which case has a valid leasehold interest, free and clear of all Liens, other than Permitted Liens, to) or has the legal and valid right to use all of its Assets.
(b)    Each Contributed Subsidiary’s Assets, together with any Shared Assets and the Assets and services to be made available to any such Contributed Subsidiary pursuant to the other Transaction Documents (including the applicable Transition Services Agreement and Intellectual Property to be licensed or to which access is otherwise provided under the applicable IP License Agreement), include:
(i)    all Manufacturing Assets, computers and other electronic data processing equipment, fixtures, furniture, motor vehicles and other transportation equipment and other tangible personal property that, in the aggregate, are sufficient and necessary for such Contributed Subsidiary to continue immediately after the Closing to operate such Contributed Subsidiary’s Business in a manner substantially similar to the manner in which it is currently operated in all material respects (except as otherwise contemplated by the Transaction Documents), which tangible personal property is, in all material respects (1) in good operating condition and repair, (2) adequate for the uses to which it is being put, and (3) not in need of maintenance or repairs except for ordinary, routine maintenance and repairs;
(ii)    assuming that any required Consents have been obtained, all Governmental Approvals, in the aggregate, that are sufficient and necessary for such Contributed Subsidiary to continue immediately after the Closing to operate such Contributed Subsidiary’s Business in a manner substantially similar to the manner in which it is currently operated in all material respects (except as otherwise contemplated by the Transaction Documents);
(iii)    Intellectual Property that is sufficient and necessary for such Contributed Subsidiary to continue immediately after the Closing to operate such Contributed Subsidiary’s Business in a manner substantially similar to the manner in which it is currently operated in all material respects (except as otherwise contemplated by the Transaction Documents or with respect to any non-transferred software contemplated by Section 5.18); and
(iv)    in the aggregate, all Assets sufficient and necessary for such Contributed Subsidiary to continue immediately after the Closing to conduct such Contributed Subsidiary’s Business in a manner substantially similar to the manner in which it was operated as of the date of this Agreement in all material respects (except as otherwise contemplated by the Transaction Documents).
(c)    As of the Closing, no Contributed Subsidiary will be involved, directly or indirectly, in any business other than the Business.
4.10    Contracts.
(a)    Section 4.10 of such Parent’s Disclosure Letter lists each Contract to which each Contributed Subsidiary is a party or by which its Assets are bound as of the date hereof or that another member of such Parent’s Group is a party or by which its Assets are bound as of the date hereof and that will be transferred to such Contributed Subsidiary pursuant to the applicable Contribution Agreement and, in each case, that relates to the Business and falls within one or more of the categories set forth below (collectively, the “Contributed Subsidiary Material Contracts”):
(v)    a collective bargaining agreement or other material Contract with any labor organization, union or works council;
(vi)    an employment agreement, severance agreement, retention agreement, change in control agreement or other Contract with any employee of such Parent Group’s Business;

(vii)    a Contract containing covenants that would be binding upon such Contributed Subsidiary or Newco that would restrict the ability of such Contributed Subsidiary or Newco to compete or engage in any business or geographic area;
(viii)    a Contract that would be binding upon such Contributed Subsidiary or Newco and containing any “most favored nations,” exclusivity, sole source or similar right in favor of any party with respect to any material goods or services sold or provided by such Contributed Subsidiary or Newco (or that would be sold or provided by such Contributed Subsidiary or Newco);
(ix)    a lease, sublease or similar Contract with any Person under which (A) a member of such Parent Group is a lessee of, or holds or uses, any material Manufacturing Assets, machinery, equipment, vehicle or other tangible personal property owned by any Person or (B) a member of such Parent Group is a lessor or sublessor of, or makes available for use by any Person, any material tangible personal property owned or leased by a member of such Parent Group, in any such case which has an aggregate future Liability or receivable, as the case may be, in excess of $500,000;
(x)    (A) a Real Property Lease of such Contributed Subsidiary or (B) a Contract relating to any of its Leased Real Property or by which any of its Leased Real Property is bound, that has an aggregate future Liability of any Person in excess of $500,000 or that is not terminable at will by the relevant member of the Parent Group without penalty upon 90 days prior notice or less;
(xi)    a Contract (A) for the sale of any Asset of such Parent Group’s Business for consideration in excess of $250,000 or with respect to the Assets of such Parent Group’s Business that have a fair market value in excess of $500,000, other than Contracts for the sale of inventories (including any finished goods or work-in-process) entered into in the Ordinary Course of Business, or (B) a distribution agreement or similar Contract for the distribution or sale of products of such Parent Group’s Business in an amount that has in any past calendar year or fiscal year been in excess of $500,000 or that would reasonably be expected to be in an amount in excess of $500,000 in a future calendar year or fiscal year;
(xii)    a Contract for the sale of products of such Parent Group’s Business that is with any customer who has purchased in any past calendar year or fiscal year from such Parent Group’s Business more than $5,000,000 of such products or who would reasonably be expected to purchase such products in an amount in excess of $5,000,000 in the current or any future calendar year or fiscal year;
(xiii)    a Contract for the purchase of materials, supplies, goods, services, equipment or other Assets utilized in connection with such Parent Group’s Business that (A) is with any vendor from whom such Parent Group’s Business purchased more than $5,000,000, in the aggregate, in the mostly recently ended calendar year or fiscal year, or would reasonably be expected to provide for the purchase of more than $5,000,000, in the aggregate, in the current or any future calendar year or fiscal year, of such items, and (B) is not terminable at will by the relevant member of the Parent Group without penalty upon 90 days prior notice or less;
(xiv)    a Contract relating to the incurrence, assumption or guarantee of any Indebtedness or imposing a Lien (other than Permitted Liens) on any Assets of such Parent Group’s Business, including indentures, guarantees, loan or credit agreements, sale and leaseback agreements, purchase money obligations incurred in connection with the acquisition of property, mortgages, pledge agreements, security agreements, or conditional sale or title retention agreements;
(xv)    a Contract with any independent contractor or consultant (or similar arrangements) (A) for more than $500,000 in the aggregate, in the current or any future calendar year or fiscal year, and (B) that is not terminable at will by such Contributed Subsidiary without penalty upon 90 days prior notice or less;

(xvi)    a material currency exchange, interest rate exchange or commodity exchange (or similar) Contract;
(xvii)    a Contract pursuant to which a member of the Parent Group provided or received goods or services to or from another member of the Parent Group or pursuant to which a member of the Parent Group owes any obligations or has any Liabilities to another member of the Parent Group;
(xviii)    a Contract establishing or providing for any material partnership, joint venture, strategic alliance or collaboration; or
(xix)    a Contract that is otherwise material to such Parent Group’s Business.
(b)    Each Contributed Subsidiary Material Contract is in full force and effect and is the legal, valid and binding obligation of the member of such Parent Group party thereto and, to the Knowledge of such Parent, the other parties thereto, and is enforceable by the member of such Parent Group party thereto in accordance with its terms, except as has not been and would not reasonably be expected to be, individually or in the aggregate, materially adverse to such Contributed Subsidiary’s Business. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, materially adverse to such Contributed Subsidiary’s Business, the member of such Parent Group party thereto and, to the Knowledge of such Parent, the other parties thereto, has performed all obligations required to be performed by it to date under the Contributed Subsidiary Material Contracts to which it is a party and is not in breach or default thereunder, and no event has occurred that, with the lapse of time or the giving of notice or both would constitute a breach or default by the member of such Parent Group party thereto or such other party thereunder. Such Parent has made available to each other Parent a true and correct copy of each Contributed Subsidiary Material Contract, together with all amendments, modifications or supplements thereto.
4.11    Real Property.
(a)    Section 4.11(a) of such Parent’s Disclosure Letter sets forth a correct and complete list of all real property owned in fee by such Contributed Subsidiary (such real property, together with the right, title and interest in all buildings, improvements and fixtures thereon and all other appurtenances thereto, its “Owned Real Property”).
(b)    Section 4.11(b) of such Parent’s Disclosure Letter sets forth a correct and complete list of all leasehold, subleased and other interests in real property held by such Contributed Subsidiary (including all ground leased property whereby such Contributed Subsidiary leases real property but owns the improvements located thereon; in which case the ownership of such improvements will be noted in such Parent’s Disclosure Letter) (such real property, its “Leased Real Property” and, together with its Owned Real Property, its “Real Property”). Section 4.11(b) of such Parent’s Disclosure Letter sets forth a correct and complete list of all leases, subleases and occupancy agreements, together with any amendments thereto (“Real Property Leases”), with respect to all Leased Real Property.
(c)    No Real Property of such Contributed Subsidiary is a Shared Asset.
(d)    Such Contributed Subsidiary’s Real Property constitutes all interests in real property which are (i) currently used, occupied or held for use by such Contributed Subsidiary and (ii) sufficient and necessary for such Contributed Subsidiary to continue immediately after the Closing to conduct its Business in a manner substantially similar to the manner currently conducted by it in all material respects.
(e)    Such Contributed Subsidiary has good and marketable fee title to its Owned Real Property and a valid and enforceable leasehold interest in the Leased Real Property, in each case, free and clear of all Liens other than Permitted Liens.

(f)    With respect to each Real Property Lease of such Contributed Subsidiary, (i) all rents, deposits and additional rents due pursuant to such Real Property Lease have been paid in full and no security deposit or portion thereof has been applied in respect of a breach or default under such Real Property Lease that has not been redeposited in full, and (ii) such Contributed Subsidiary has not received any notice that it is in default under such Real Property Lease or that the owner of such Leased Real Property has made any assignment, mortgage, pledge or hypothecation of such Real Property Lease or the rents or use fees due thereunder.
(g)    Such Contributed Subsidiary is not the owner or lessor of any Leased Real Property of any other Contributed Subsidiary. Such Contributed Subsidiary has not licensed or otherwise granted to any Person the right to use or occupy any of its Real Property.
(h)    Such Contributed Subsidiary’s Real Property is in good operating condition, suitable, sufficient and appropriate in all respects for its current use.
(i)    No member of such Parent’s Group has received a written notice of any pending condemnation proceedings or eminent domain proceedings of any kind that would have a material affect with respect to the use of any individual Real Property and, to the Knowledge of such Parent, none are threatened against any such Real Property.
4.12    Environmental Matters. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, materially adverse to such Contributed Subsidiary’s Business:
(a)    The Business of such Contributed Subsidiary is, and since January 1, 2010, has been, in compliance with all applicable Environmental Laws and any Governmental Approvals required pursuant to Environmental Law.
(b)    There is no pending Environmental Claim, and since January 1, 2010, no member of such Parent’s Group has received any written notice of any threatened Environmental Claim, in either case regarding such Contributed Subsidiary’s Business or Real Property that has not been fully resolved with no further Liability of such Contributed Subsidiary or such Contributed Subsidiary’s Business, and to the Knowledge of such Parent, since January 1, 2010, there have been no threatened Environmental Claims regarding either such Contributed Subsidiary’s Business or Real Property, regardless of whether written notice was provided therefor.
(c)    No member of such Parent’s Group has entered into or is subject to any outstanding Order under any Environmental Law regarding either such Contributed Subsidiary’s Business or Real Property.
(d)    The Business of such Parent Group has not Released any Hazardous Materials at such Contributed Subsidiary’s Real Property that would be reasonably likely to result in such Contributed Subsidiary incurring any Liability pursuant to an Environmental Claim or any Environmental Law relating to such Release.
(e)    Such Parent has made available to each other Parent correct and complete copies of all material environmental, health or safety assessments, audits, studies, reports, analyses, results of investigations and all material correspondences related to any Liabilities for Releases or non-compliance with any Environmental Law associated with each Contributed Subsidiary’s Business or Real Property that have been prepared or issued since January 1, 2010.
4.13    Taxes.
(a)    All material Tax Returns required to be filed with respect to any Pre-Closing Tax Period by or on behalf of each Contributed Subsidiary of such Parent, to the extent required to be filed on or before the Closing Date, have been timely filed in accordance with all applicable Laws.
(b)    All Tax Returns with respect to Pre-Closing Tax Periods correctly and completely reflect the facts in all material respects regarding the income, Business, assets, operations, activities and status of each

Contributed Subsidiary of such Parent. No Contributed Subsidiary of such Parent is currently a beneficiary of any extension of time within which to file any Tax Return.
(c)    All Taxes owed by each Contributed Subsidiary of such Parent (whether or not shown as due and payable on any Tax Return or resulting from an audit or inquiry from any Tax Authority) with respect to any Pre-Closing Tax Periods have been timely paid to the appropriate Tax Authority or properly accrued as part of Estimated Oracle Closing Working Capital, Estimated Sky Closing Working Capital, Final Oracle Closing Working Capital and/or Final Sky Closing Working Capital.
(d)    Each Contributed Subsidiary of such Parent has withheld and remitted to the appropriate Tax Authority all Taxes required to have been withheld and remitted in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Person with respect to any Pre-Closing Tax Periods.
(e)    No Contributed Subsidiary of such Parent has granted, or has had granted on its behalf, any extension or waiver of the statute of limitations period applicable to any Tax Return or within which any Tax may be assessed or collected by any Tax Authority, which period (after giving effect to such extension or waiver) has not yet expired.
(f)    There is no Proceeding now pending or threatened against or with respect to any Contributed Subsidiary of such Parent in respect of any Tax. No Parent or Contributed Subsidiary has received any notice or inquiry from any Tax Authority related to any Contributed Subsidiary for any Pre-Closing Tax Period.
(g)    There are no Liens (other than Permitted Liens) for Taxes upon the assets or properties of any Contributed Subsidiary of such Parent.
(h)    No Contributed Subsidiary of such Parent has been a member of an affiliated, consolidated, combined or unitary group or participated in any other arrangement whereby any income, revenues, receipts, gain or loss was determined or taken into account for Tax purposes with reference to or in conjunction with any income, revenues, receipts, gain, loss, asset or liability of any other Person other than a group of which such member of such Parent’s Group was the parent. No Contributed Subsidiary of such Parent has any liability for the Taxes of any Person (other than such Oracle Contributed Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract, or otherwise.
(i)    No Contributed Subsidiary of such Parent has received notice of any claim by a Tax Authority in a jurisdiction where such Contributed Subsidiary does not file Tax Returns that it is or may be subject to taxation by that Tax Authority.
(j)    No Contributed Subsidiary of such Parent will be required to include any item of income in, accelerate the inclusion of, or exclude any item of deduction from, taxable income for any period or portion thereof ending after the Closing Date (i) under Section 481 of the Code (or any similar provision of state, local or foreign Law) as a result of change in method of accounting for a Pre-Closing Tax Period, (ii) pursuant to the provisions of any agreement entered into with any Tax Authority or pursuant to a “closing agreement” as defined in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date, (iii) as a result of any intercompany transactions or any excess loss account described in Section 1.1502-19 of the Treasury Regulations (or any similar provision of state, local or foreign Law), (iv) as a result of the installment method of accounting, the completed contract method of accounting or the cash method of accounting with respect to a transaction that occurred prior to the Closing Date, (v) as a result of any prepaid amount received on or prior to the Closing Date or (vi) as a result of any election under Section 108(i) of the Code with respect to the discharge of any Indebtedness on or prior to the Closing Date.
(k)    No Contributed Subsidiary of such Parent is a party to any Tax sharing, allocation or indemnity agreement, arrangement or similar Contract.

(l)    No Contributed Subsidiary of such Parent has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(m)    No Contributed Subsidiary of such Parent has participated in any “reportable transaction” as defined in Section 6707A of the Code or Treasury Regulation Section 1.6011-4 (or any predecessor provision).
(n)    The Contributed Assets and Contributed Obligations have been disclosed on the Financial Statements, the Shared Assets Schedules or otherwise, such that all of the Contributed Assets and Contributed Obligations that are owned or are treated as being owned for U.S. federal income tax purposes by each Party and each Contributed Subsidiary have been disclosed.
4.14    Employee Benefit Plans.
(a)    Section 4.14(a) of such Parent’s Disclosure Letter sets forth a correct and complete list of (i) all bonus, vacation, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option, incentive, severance or change-in-control plans or other similar plans, policies, arrangements or agreements, (ii) all employment, severance, retention, change-in-control or similar agreements, (iii) all medical, dental, disability, health, life and other welfare benefit plans, and (iv) all other employee benefit and fringe benefit plans, policies, arrangements or agreements, in the case of each of (i) through (iv), maintained or contributed to by any Parent or any member of its Group for the benefit of any employee, consultant or independent contractor of the Parent or its Group who provides services primarily to the Business or such individual’s beneficiaries (collectively, the “Compensation and Benefit Plans”), pursuant to which such Contributed Subsidiary may have any Liability following the Closing (collectively, the “Contributed Subsidiary Compensation and Benefit Plans”).
(b)    Since January 1, 2010 through the date of this Agreement, (i) there has not been any labor strike, work stoppage or lockout with respect to any Contributed Subsidiary’s Business, (ii) no member of such Parent’s Group has received written notice of any unfair labor practice charges against such Contributed Subsidiary’s Business that are pending before the National Labor Relations Board or any similar state, local or foreign Governmental Entity, and (iii) no member of such Parent’s Group has received written notice of any suits, actions or other proceedings in connection with such Contributed Subsidiary’s Business that are pending before the Equal Employment Opportunity Commission or any similar state, local or foreign Governmental Entity responsible for the prevention of unlawful employment practices, including under applicable employment standards and human rights Laws, except, in the case of each of clauses (i), (ii) and (iii) above, for any such matters that have not been and would not reasonably be expected to be, individually or in the aggregate, materially adverse to such Contributed Subsidiary’s Business.
(c)    Watson hereby represents and warrants to Oracle and Newco that, with respect to the Watson Hourly Pension Plan:
(i)    Watson shall cause to be provided to Oracle and Newco true, complete and up-to-date copies of the Watson Hourly Pension Plan text and the related participating trust agreement and master trust agreement and all amendments thereto, the most recent actuarial valuation report for the plan (whether or not filed with the applicable regulatory authorities), financial statements, employee booklets, brochures and manuals, the three most recent annual information returns, all investment management agreements, all material correspondence with applicable regulatory authorities and all other material documents and agreements related to the Watson Hourly Pension Plan;
(ii)    all of the employees currently accruing benefits under the Watson Hourly Pension Plan are unionized employees employed in the Business in Canada;
(iii)    the Watson Hourly Pension Plan has been established, registered, funded, invested and administered in all material respects in accordance with all applicable Laws, the terms of the plan, all applicable collective bargaining agreements and all agreements between Watson or its Affiliates and the members and other beneficiaries of the plan;
(iv)    the most recent actuarial valuation for the Watson Hourly Pension Plan was prepared on June 28, 2012 and is effective as at January 1, 2012 and such report accurately reflects the funded status of the Watson Hourly Pension Plan as of that date;
(v)    no amendments or improvements to the Watson Hourly Pension Plan have been promised by Watson or any of its Affiliates and no amendments or improvements will be made to the Watson Hourly Pension Plan prior to the Closing Date;
(vi)    all data necessary to administer the Watson Hourly Pension Plan is in the possession of Watson, its Affiliates or their agents and is in a form which is sufficient for the proper administration of the plan in accordance with applicable Laws and such data is true and correct;
(vii)    all contributions (including all special payments required to amortize any funding deficiency) required to be made to the Watson Hourly Pension Plan under the terms of the plan, any applicable collective bargaining agreement or by applicable Laws have been made in a timely manner;
(viii)    neither the Watson Hourly Pension Plan nor its related trust fund is subject to any pending, threatened or anticipated investigation, examination, litigation, claim or other legal proceeding by any Governmental Entity or by any other Person (other than routine claims for benefits) and there exists no state of facts which, to the Knowledge of Watson, could reasonably be expected to give rise to any such investigation, examination, litigation, claim or other legal proceeding;
(ix)    none of Watson, its Affiliates or any of their agents or any fiduciary, has been in breach of any contractual or fiduciary obligation with respect to the administration of the Watson Hourly Pension Plan or the related trust fund;
(x)    there have been no asset transfers to or from the Watson Hourly Pension Plan or any other withdrawal of assets from the plan except in accordance with the terms of the Watson Hourly Pension Plan and applicable Laws; and
(xi)    all liabilities of Watson and its Affiliates, whether accrued, absolute, contingent or otherwise, related to the Canadian Pension Plan have been disclosed in accordance with GAAP in the Annual Financial Statements.
(d)    Watson hereby represents and warrants to Oracle and Newco that Watson and its Affiliates have complied with their obligations under all applicable collective bargaining agreements in Canada to provide medical benefits to employees and former employees covered by such collective bargaining agreements.
(e)    Oracle hereby represents and warrants to Watson, Iris and Newco that, with respect to the Puerto Rican Retirement Plans:
(i)    Each of the Puerto Rican Retirement Plans has been maintained and administered in accordance with its terms in all material respects, the administration thereof complies in all material respects with the requirements of all applicable Laws, including ERISA, the Code and the PR Code, and Oracle has not received any claim or notice that any Puerto Rican Retirement Plan is not in compliance with all applicable Laws.
(ii)    Each Puerto Rican Retirement Plan intended to qualify under Section 1081.01 of the PR Code has been determined by the Commonwealth of Puerto Rico’s Treasury Department to be so qualified, and each trust which forms a part of any such plan has been determined to be tax exempt under Section 1081.01 of the PR Code.

(iii)    No litigation has been brought against or with respect to either of the Puerto Rican Retirement Plans.
(iv)    All contributions to the Puerto Rican Retirement Plans that were required to be made under such plans through the date hereof have been made.
(v)    The transactions contemplated by this Agreement will require no spin-off of assets and liabilities or other division or transfer or rights with respect to either of the Puerto Rican Retirement Plans.
(vi)    Complete and correct copies of such of the plan and trust documents with respect to the Puerto Rican Retirement Plans as have been requested by Watson or Iris have been made available prior to the execution of this Agreement.
4.15    Food and Drug Regulatory Compliance.
(a)    All products developed, manufactured, labeled, stored, tested, marketed, promoted, imported, exported, supplied or distributed by any member of such Parent’s Group in respect of the Business that are subject to the jurisdiction of the FDA, Health Canada, and all other relevant national health authorities or other similar Governmental Entities of any other material jurisdiction in which such products are developed, manufactured, labeled, stored, tested, marketed, promoted, imported, exported, supplied or distributed, are being, and at all times since January 1, 2010 have been, developed, manufactured, labeled, stored, tested, marketed, promoted, imported, exported, supplied or distributed, as applicable, in compliance in all material respects with the applicable requirements under all applicable Law, including the Federal Food, Drug and Cosmetic Act and the Public Health Service Act, and the regulations promulgated thereunder, and any other similar Law of Canada, and any other material jurisdiction in which such products are developed, manufactured, labeled, stored, tested, marketed, promoted or distributed.
(b)    Since January 1, 2010, all manufacturing, quality control or batch release operations relating to the products of such Contributed Subsidiary’s Business, and to the Knowledge of such Parent, all manufacturing operations relating to the products conducted by any Person pursuant to a development, manufacturing or other collaboration arrangement with such Contributed Subsidiary’s Business (any such Person, a “Contributed Subsidiary Collaboration Member”), have been and are being, to the extent required by Law, conducted in compliance in all material respects with the FDA’s current Food Good Manufacturing Practices and all applicable similar foreign regulatory requirements of any Governmental Entity, or any other applicable quality system for the manufacture, quality control or batch release of such products.
(c)    Since January 1, 2010, none of the products within such Contributed Subsidiary’s Business manufactured, labeled, stored, marketed, promoted, imported, exported, supplied or distributed by any member of such Parent’s Group has been recalled, suspended, or discontinued as a result of any action by the FDA, Health Canada or any national health authority or other similar Governmental Entity of any material jurisdiction in which such products are manufactured, labeled, stored, marketed, promoted, imported, exported, supplied or distributed. No Proceedings by the FDA, Health Canada, or any national health authority or other similar Governmental Entity of any material jurisdiction in which such products are manufactured, labeled, stored, marketed, promoted, imported, exported, supplied or distributed by any member of such Parent’s Group are seeking the recall of any such product are pending or, to the Knowledge of such Parent, threatened, against any member of such Parent’s Group or any Contributed Subsidiary Collaboration Members; provided, however, that the foregoing representation with respect to Contributed Subsidiary Collaboration Members is made solely to the Knowledge of such Parent.
(d)    No member of such Parent’s Group or, to the Knowledge of such Parent, the Contributed Subsidiary Collaboration Members, has committed any act, made any statement or failed to make any statement with respect to any product within such Contributed Subsidiary’s Business, that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts,

Bribery, and Illegal Gratuities” or for any other Governmental Entity to invoke any similar policy. No member of such Parent’s Group or, to the Knowledge of such Parent, no Contributed Subsidiary Collaboration Members, any of their respective officers, key employees or agents, has been convicted of any crime or engaged in any conduct that would reasonably be expected to result in (i) debarment under 21 U.S.C. Section 335a or similar Laws in other jurisdictions or (ii) exclusion under 42 U.S.C. Section 1320a-7 or similar Laws in other jurisdictions.
4.16    Capitalization of the Contributed Subsidiaries; Subsidiaries.
(a)    Section 4.16(a) of such Parent’s Disclosure Letter sets forth a true and complete statement of the capitalization of such Contributed Subsidiary. All issued and outstanding equity interests of such Contributed Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable and were issued in compliance with all applicable federal and state securities laws and any preemptive rights or rights of first refusal of any Person. There are no outstanding options, warrants, rights, calls, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities or other commitments, contingent or otherwise, of any kind obligating such Contributed Subsidiary to issue, directly or indirectly, any additional equity interests or other equity securities. There are no agreements, commitments or contracts relating to the issuance, sale, transfer or voting of any equity interests or other securities of such Contributed Subsidiary. Such Parent, or a member of such Parent’s Group, has good and marketable title to all of the equity interests of such Contributed Subsidiary, free and clear of all Liens. Upon the consummation of the Contemplated Transactions, Newco will hold, directly or indirectly, all of the equity interests of such Contributed Subsidiary and will receive good and valid title to all of the issued and outstanding equity interests of such Contributed Subsidiary, free and clear of all Liens.
(b)    Such Contributed Subsidiary has no direct or indirect Subsidiaries and holds no equity interests in any other Person.
4.17    Inventory. The Inventory of such Contributed Subsidiary’s Business and included in the Contributed Assets is in good and marketable condition, and is usable and of a quantity and quality saleable in the Ordinary Course of Business, subject to any reserves included in the calculation of such Parent’s Closing Working Capital.
4.18     Accounts Receivable. All accounts and notes receivable of such Contributed Subsidiary’s Business have arisen from bona fide transactions in the Ordinary Course of Business and are payable on ordinary trade terms.
4.19    Indebtedness. As of the Closing, such Contributed Subsidiary will not have any Indebtedness not included in the Closing Working Capital of Oracle or the Closing Working Capital of Sky, as applicable, except as otherwise contemplated under the Employee Matters Agreement.
4.20    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Contemplated Transactions based upon any arrangements made by or on behalf of any Contributed Subsidiary.
4.21    Customers and Suppliers.
(a)    No Material Customer has terminated its relationship with any applicable Contributed Subsidiary, nor has such Parent’s Group received notice that any Material Customer intends to do so; and no member of such Parent’s Group is involved in any claim, dispute or controversy with any Material Customer that could reasonably be expected to be, individually or in the aggregate, materially adverse to the Business of any of its Contributed Subsidiaries.
(b)    No Material Supplier has terminated its relationship with any applicable Contributed Subsidiary, nor has such Parent’s Group received notice that any Material Supplier intends to do so; and no member of such Parent’s Group is involved in any claim, dispute or controversy with any Material Supplier that could reasonably be expected to be, individually or in the aggregate, materially adverse to the Business of any of its Contributed Subsidiaries.
4.22    Special Representations Regarding Newco. Watson and Iris hereby Severally represent and warrant to Oracle that no action has been taken by or in respect of Newco at any time prior to the date of this Agreement, and that as of the Closing Date, Newco will have no Liabilities other than its contractual obligations under this Agreement and the Transaction Documents.
4.23    Special Representations Regarding Colorado JV. Oracle hereby represents and warrants to Watson, Iris and Newco that:
(a)    To the Knowledge of Oracle, Colorado JV (i) is an entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation, (ii) has all requisite corporate power and authority to own, lease and operate the Assets owned by it and to carry on the business as now being conducted by it, except for such failures that have not been, and would not reasonably be, individually or in the aggregate, materially adverse to its business, and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it in respect of its business makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing has not been and would not reasonably be expected to be, individually or in the aggregate, materially adverse to its business.
(b)    No Consent of any joint venture partner of Oracle or any other Person with respect to Colorado JV is required to be obtained by Oracle in connection with the Contemplated Transactions.
(c)    All issued and outstanding equity interests of Colorado JV have been duly authorized and validly issued, are fully paid and non-assessable.
(d)    Oracle Mills, or another member of the Oracle Group, has good and marketable title to all of the equity interests of Colorado JV held by it, free and clear of all Liens, which represent 50% of the outstanding equity interests of the Colorado JV. Upon the consummation of the Contemplated Transactions, Newco will receive good and valid title to all of the issued and outstanding equity interests of Colorado JV held by Oracle or such member of Oracle’s Group, free and clear of all Liens. To the Knowledge of Oracle, the Colorado JV has no direct or indirect Subsidiaries and holds no equity interests in any other Person.
(e)    Oracle is not, and as a result of the Contemplated Transactions will not be, in material breach or default of any organizational or similar charter document of Colorado JV.
(f)    As of the date hereof, neither Oracle nor any of its Affiliates contemplates initiating any Proceeding (including asserting any claim) against the Colorado JV and is not a party to any Proceeding with the Colorado JV.
4.24    Approved and Planned Capital Improvements. Section 4.24 of such Parent’s Disclosure Letter includes a true and correct statement of all of the capital expenditure projects in respect of such Parent’s Reviewed Properties that have been approved by all of the necessary authorizing boards, committees and/or officers or employees of such Parent or are planned for future consideration and approval during the current or next fiscal year of such Parent. All such approvals were made in the Ordinary Course of Business.
4.25    No Other Representations or Warranties. Except for the representations and warranties of the Parents expressly set forth in this Agreement and the Transaction Documents, no such Parent or any other Person acting on Parent’s behalf makes any other express or implied representation or warranty on behalf of or with respect to the Contributed Subsidiaries, such Parent’s Business or the Contemplated Transactions. The representations and warranties made in this Agreement and the Transaction Documents with respect to the Contributed Subsidiaries, such Parent’s Business and the Contemplated Transactions are in lieu of all other representations and warranties such Parent might have given to each other Parent or Newco with respect to such matters, including implied warranties of merchantability and implied warranties of fitness for a particular purpose. Each other Parent and Newco acknowledges that, except for intentional misrepresentation or fraud or as provided herein or the other Transaction Documents, no such Parent or any other Person acting on its behalf will have or be subject to any Liability or indemnification obligation to any other Parent, any Contributed Subsidiary or Newco or any other Person acting on its behalf resulting from the distribution in written or oral communication to such Person of, any information, documents, projections, forecasts or other material made available to such Person, confidential information memoranda or management interviews and presentations in expectation of the Contemplated Transactions with respect to the Contributed Subsidiaries and such Parent’s Business.
V.
OTHER COVENANTS OF THE PARTIES
5.01    Interim Operating Covenants of the Parents.
(a)    Except as otherwise expressly permitted or required by this Agreement or any Transaction Documents and except as set forth on Section 5.01 of the applicable Parent’s Disclosure Letter, between the date of this Agreement and the Closing, each Parent will, and will cause such Parent’s Group to, (i) conduct the Business of such Group in all material respects in the Ordinary Course of Business (including with respect to the collection of accounts receivable and notes receivable and the payment of accounts payable and trade payables) and in compliance in all material respects with applicable Laws, (ii) use Commercially Reasonable Efforts to preserve intact the Business of such Group, such Assets Primarily Used in the Business of such Group and the relationships between the Business of such Group and its customers, suppliers, distributors, other vendors and employees, (iii) pay or perform all of its material obligations with respect to the Business of such Group when due, and (iv) continue to make all approved and planned capital expenditures (as identified on Section 4.24 of the applicable Parent’s Disclosure Letter), and future capital expenditures, in each case to the extent that doing so is commercially reasonable, in the good faith discretion of such Parent. Without limiting the foregoing, between the date of this Agreement and the Closing, each Parent will make Commercial Reasonable Efforts to respond to events resulting, in whole or in part, from the announcement of this Agreement or to preserve the Business of such Group and existing employee, customer, supplier, distributor and other vendor relationships.
(b)    Without limiting the generality of the foregoing and except as otherwise expressly permitted or required by this Agreement or the Transaction Documents, required by applicable Law or set forth on Section 5.01 of the applicable Parent’s Disclosure Letter, between the date of this Agreement and the Closing, each Parent will not, nor will it permit such Group to, without the prior written consent of each other Parent (which consent will not be unreasonably withheld, conditioned or delayed):
(xi)    sell, pledge, issue, dispose of, grant, transfer, lease, license, guarantee, encumber or authorize the sale, pledge, disposition, grant, transfer, lease, guarantee or encumbrance of (A) any issued and outstanding equity interests of any Contributed Subsidiary owned by it, or (B) any Assets Primarily Used in the Business of such Group other than with respect to Assets (x) in the Ordinary Course of Business, (y) not in the Ordinary Course of Business but not in excess of $2,500,000 in the aggregate or (z) in connection with the Reorganization of the Iris Group, Reorganization of the Watson Group or Reorganization of the Oracle Group, as applicable;
(xii)    (A) acquire (including by merger, consolidation or acquisition of stock or Assets) any interest in any Person or any division thereof or any Assets that would be Primarily Used In The Business of such Group, other than (x) in the Ordinary Course of Business or (y) not in the Ordinary Course of Business but not in excess of $2,500,000 in the aggregate; or (B) other than Liabilities that would not be Contributed Obligations of such Group (or that would not otherwise be addressed by the adjustments contemplated under Section 1.04), incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person for borrowed money;

(xiii)    enter into any Contract that would be a Contributed Subsidiary Material Contract described in clauses (iii), (iv), (xii) or (xiv) of Section 4.10(a) if such Contract had been entered into on or prior to the date of this Agreement, or terminate any Contributed Subsidiary Material Contract unless such termination would not be likely to be, individually or in the aggregate, materially adverse to the Business of such Group;
(xiv)    fail to maintain or seek to obtain any Governmental Approval necessary for the conduct of the Business of such Group;
(xv)    in each case in connection with the Business of such Group, make any settlement of or compromise any material Tax Liability, change in any material respect any Tax election or Tax method of accounting, make any new material Tax election or adopt any material new Tax method of accounting or file or rescind any claim for refund of material Taxes, amend any material Tax Return, waive or extend the period of limitations for the assessment or payment of any material Tax (other than in the ordinary course with respect to the conduct of an audit) or agree to any assessment of a material amount of Tax, in each case as would affect the Tax treatment of any contribution made pursuant to this agreement or any Contribution Agreement or otherwise affect the Tax treatment accorded to any Contributed Subsidiary from and after the Closing;
(xvi)    settle any litigation or claim or waive any claims or rights of value in a manner that would be materially adverse to any Contributed Subsidiaries, Newco or any Group’s Business from and after the Closing;
(xvii)    unless required in connection with the Contemplated Transactions, effectuate a “plant closing” or “mass layoff” (as those terms are defined under the U.S. Worker Adjustment and Retraining Notification Act) affecting in whole or in part any site of employment, facility, operating unit or employees of the Business of such Group;
(xviii)    except (A) as required by applicable Law or the terms of a Compensation and Benefit Plan as in effect on the date hereof, (B) in the Ordinary Course of Business, or (C) with respect to payments made pursuant to or contemplated under the Employee Matters Agreement, (I) materially increase the compensation or benefits of any employee, consultant or independent contractor of the Parent or its Group who provides services primarily to the Business, (II) grant any material cash incentive award or equity-based award to any employee, consultant or independent contractor of the Parent or its Group who provides services primarily to the Business, or (III) amend any Compensation and Benefit Plan or enter into any plan, agreement or arrangement that would be a Compensation and Benefit Plan if in effect on the date hereof, in any case that would increase materially the compensation or benefits of any employee, consultant or independent contractor of the Parent or its Group who provides services primarily to the Business; or
(xix)    agree, in writing or otherwise, to take any of the foregoing actions.
5.02    Independent Businesses. Unless and until the Closing of the Contemplated Transactions is consummated, the Oracle Group’s Business, on the one hand, and the Businesses of the Watson Group and the Iris Group, on the other hand, will continue to be operated as independent businesses and will not collaborate in any manner or take any other action in violation of applicable Law.
5.03    Further Assurances; Efforts to Close; Obtaining Consents.
(f)    Further Assurances in General. Subject to the terms and conditions of the Transaction Documents, and except as may otherwise be provided herein and therein, each Party will cooperate with each other and use (and will cause their respective Subsidiaries and Affiliates to use) their reasonable best efforts, prior to, at and after the Closing Date, to take, or to cause to be taken, all actions and to do, or to cause to be done, all things reasonably necessary or desirable under applicable Law or contractual obligations to consummate and make effective the Contemplated Transactions as promptly as reasonably practicable, including the satisfaction of the conditions in Article VI and obtaining valuations that may be needed for accounting or other purposes. The Parties will use their respective reasonable best efforts to execute and deliver, and will cause their respective Subsidiaries, as appropriate or required, to execute and deliver such other documents, certificates, agreements and other writings (provided that no Party will be required to make any additional representations, warranties or covenants, express or implied, not contained in this Agreement in any such document, certificate, agreement or other writing) and to take such other actions as may be necessary or desirable to consummate or implement the Contemplated Transactions, including the satisfaction of the conditions in Article VI.
(g)    Antitrust Clearance.
(xx)    The obligations of the Parents (whether for themselves or on behalf of any members of their respective Groups) to obtain any Governmental Approvals needed pursuant to any applicable Antitrust Laws to consummate the Contemplated Transactions will be covered by this Section 5.03(b). Each of the Parties will make the filings required to be made by it under any Antitrust Laws. Each of the Parties will also comply at the earliest reasonably practicable date with any valid request for additional information, documents or other materials received from any Governmental Entity.
(xxi)    Each of the Parents will use its reasonable best efforts to resolve objections, if any, that may be asserted by any Governmental Entity with respect to the Contemplated Transactions under any Antitrust Laws. If any Proceeding is initiated (or threatened to be initiated) by a Governmental Entity challenging the Contemplated Transactions as violative of any Antitrust Law or any other applicable Law, the Parties will each cooperate to contest and resist any such Proceeding, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction, ruling, decision, finding or other Order (whether temporary, preliminary, or permanent) until such time as a final, non-appealable Order has been entered. In furtherance and not limitation of the preceding two sentences, but subject to Section 5.03(b)(iv) below, each Parent will offer to take (and if such offer is accepted, commit to take) all necessary steps to avoid or eliminate impediments under any antitrust Law that may be asserted by any Governmental Entity with respect to the Contemplated Transactions that would result in the failure of the condition set forth in Section 6.01(a) or Section 6.01(b) to be satisfied, in each case to enable the Closing to occur by November 29, 2013 or as expeditiously thereafter as possible, including the sale, divestiture or disposition of Assets of its Business (or otherwise take any action that limits the freedom of action with respect to, or its ability to retain, any of its businesses, product lines, or assets or those of Newco or the Contributed Subsidiaries).
(xxii)    If, in order to obtain an Governmental Approval needed pursuant to any applicable Antitrust Laws to consummate the Contemplated Transactions or to avoid or eliminate impediments under any antitrust Law that may be asserted by any Governmental Entity with respect to the Contemplated Transactions, a Parent is required to divest or hold separate one of its businesses or certain of its Assets that will be Conveyed to the Contributed Subsidiaries pursuant to the Contemplated Transactions (a “Disposition Order,” and the Assets to be divested or held separate, the “Divesting Assets”):
(A)    The Parents will cooperate in good faith to prepare for sale and sell the Divesting Assets, either in a single transaction to one buyer or in multiple transactions to multiple buyers. Although the Parents will be permitted to enter into a divestiture agreement prior to the Closing, any sale of Divesting Assets will take place only after the Closing (in other words, the Divesting Assets will be Conveyed to the Contributed Subsidiaries pursuant to the Contemplated Transactions at the Closing and then will be subsequently sold by the relevant Contributed Subsidiary, not by the Parents). The relevant Contributed Subsidiary will be entitled to all of the proceeds of the sale. Until the sale is effected, the Contributed Subsidiary will hold the relevant Divesting Assets separate from its other businesses to the extent that doing so is necessary or desirable to obtain any Governmental Approval needed pursuant to any applicable Antitrust Laws to consummate the Contemplated Transactions or to avoid or eliminate impediments under any antitrust Law that may be asserted by any Governmental Entity with respect to the Contemplated Transactions.

(B)    The Parents will negotiate in good faith to seek to maximize the sale price of the Divesting Assets, including with respect to the sale terms to be offered to prospective buyers of the Divesting Assets, such as representations, warranties and indemnity terms (which terms may be different than the corresponding terms contained in this Agreement). The terms of these divestiture agreements may include an assignment of Newco’s rights hereunder to indemnification in respect of the Divesting Assets to the buyer of the Divesting Assets. The Parent contributing the relevant Divesting Asset will not be required to assume liability or indemnification exposure that is greater in any material respect than the liability or indemnification exposure that the Parent would have if Newco had retained the Divesting Asset permanently.
(xxiii)    Notwithstanding anything in this Section 5.03(b) to the contrary, no Parent will be required, in order to obtain any approvals under Antitrust Laws or to avoid or eliminate impediments under any antitrust Law that may be asserted by any Governmental Entity with respect to the Contemplated Transactions, (A) to divest any material Assets that are not related to its Group’s Business or effect other material structural or behavioral changes that relate to businesses other than the Group’s Business, or (B) to divest any Assets if the aggregate divestures to collectively be made by the Parents pursuant to Section 5.03(b)(iii), taken all together, would result in the disposition of assets that would reasonably be expected to generate, in the aggregate, annual EBITDA (calculated taking into account the synergies that the Parties anticipate) expected in year three following the Closing in excess of 10% of the Go-Forward EBITDA Amount.
(xxiv)    The Parents will, to the greatest extent reasonably practicable and permitted by applicable Law, prior to engaging in any substantive discussions with any representatives of a Governmental Entity concerning the Contemplated Transactions, agree upon the anticipated substance of the discussions and the content of any written materials they intend to provide to or review with such representatives, and will jointly participate in such discussions.  In the event it is impracticable for a Parent to comply with its obligations in the preceding sentence, as soon as practicable following any such discussions the Parent will advise the other Parents of the discussions, the identity of the parties participating in the discussions and the substance of the discussions, and will provide the other Parents with copies of any written materials provided to, reviewed with or received from representatives of the Governmental Entity.
(h)    Other Governmental Approvals and Third-Party Consents. Except with regard to Governmental Approvals relating to Antitrust Laws (which are addressed in Section 5.03(b)), to the extent that the consummation of the Contemplated Transactions requires any third-party Consents or other Governmental Approvals, the Parties will, prior to the Closing and until 18 months after the Closing, use their respective reasonable best efforts to obtain such Consents or Governmental Approvals; provided, that (i) with respect to any Governmental Approval that is not identified in the Disclosure Letters (as they may be updated in accordance with Section 5.09), such 18 month period will run from the date on which the need for such Governmental Approval is determined by or notified to an officer of the applicable Contributed Subsidiary, and (ii) any such 18 month period for any particular Governmental Approval may be extended beyond 18 months at the request of the applicable Contributed Subsidiary if it agrees promptly to reimburse the relevant Parent for its reasonable out-of-pocket expenses.
5.04    Public Announcements. No Parent will issue or permit any member of their Group to issue any press release or other public announcement with respect to the Contemplated Transactions without the prior written consent of the other Parents (not to be unreasonably withheld, conditioned or delayed), except as a Parent determines in good faith may be required by applicable Law (in which case, to the extent possible, the Parent making the release or statement will allow the other Parents reasonable time to comment on such release or statement in advance of such issuance); provided, however, that each of the Parents may make any filings or notifications required by the Securities and Exchange Commission or stock exchanges, and internal announcements to their respective employees that are consistent with the Parents’ prior public disclosures regarding the Contemplated Transactions, without such consent or prior review.

5.05    Notification of Certain Matters. Each of the Parents will give prompt written notice to the other of (a) receipt of any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with the Contemplated Transactions, (b) any Proceeding commenced or threatened in writing against, relating to or involving or otherwise affecting it or any member of its Group that relate to the consummation of the Contemplated Transactions, and (c) to the Knowledge of such Parent, any change that is reasonably expected to be, individually or in the aggregate, materially adverse to its Group’s Business.
5.06    Access; Confidentiality.
(a)    From the date hereof to the Closing, each Parent will allow all designated Representatives of the other Parents access at reasonable times upon reasonable notice and in a manner as will not adversely impact the conduct of the respective businesses of such Parent to the personnel, records, files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the Business of such Parent’s Group; provided, however, that no investigation pursuant to this Section 5.06(a) will affect any representation or warranty given by such Parent hereunder, and provided, further, that notwithstanding the provision of information by such Parent or its Affiliates or Representatives or investigation by the other Parties or their Representatives, such Parent will not be deemed to make any representation or warranty except as expressly set forth in this Agreement. Notwithstanding the foregoing, (i) no Parent will be required to provide any information which it reasonably believes it may not provide to another Parent by reason of applicable Law, which such Parent reasonably believes constitutes information protected by attorney/client privilege or which it is required to keep confidential by reason of Contracts with third parties, (ii) no Parent will be required to provide any records, writings or other materials of the Contributing Parties relating to or including (A) any personnel files, (B) performance review materials or any information that relates to an employee’s participation in bonus plans or similar incentive compensation arrangements, (C) medical records, hiring records, affirmative action plans or workers compensation files, or (D) that are otherwise subject to restrictions on transfer pursuant to applicable Laws regarding personally identifiable information or subject to privacy policies regarding personally identifiable information or with respect to which transfer would require any Governmental Approval under applicable Law, and (iii) no Parent will be required to provide access to any of its Group’s properties, without such Parent’s written consent, not to be unreasonably withheld, conditioned or delayed, except as otherwise contemplated by Section 5.07 of this Agreement. The applicable Parent will make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Each Parent agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 5.06 for any purpose unrelated to the consummation of the Contemplated Transactions.
(b)    With respect to the information disclosed pursuant to this Section 5.06, the Parties will comply with, and cause their respective representatives to comply with, all of their obligations under the Confidentiality Agreement.
5.07    Real Property Reviews.
(f)    Real Estate Review.
(i)    Title Commitments. Within 20 Business Days after the date hereof, the Parents will jointly retain one or more title companies to prepare title commitments for all of the Contributed Subsidiaries’ Owned Real Property and each of the other properties set forth on Schedule 5.07(a)(i) (all such properties for which title commitments are received, the “Title Reviewed Properties”). The title companies will be jointly selected by the Parents in good faith and will be reputable and of a size commensurate for the nature of the properties being evaluated. The Parents will direct the title companies to prepare the title commitments as promptly as reasonably practicable, and in any case within 30 Business Days of their retention. The Parents will share the costs of the title commitments as follows: 44% for each of Oracle and Watson, and 12% for Iris.
(ii)    Surveys. Within 20 Business Days after the date hereof, the Parents will obtain price quotes from no less than two nationally recognized ALTA surveying coordinators to perform ALTA surveys and aerial surveys of the Title Reviewed Properties (or such survey equivalents that would allow the issuance of extended coverage title policies). The Parents will jointly select the ALTA surveying coordinators to provide price quotes in good faith, and will jointly engage the ALTA surveying coordinator that provides the lowest aggregate price quote, unless the Parents agree otherwise. The Parents will direct the engaged ALTA surveying coordinators to prepare the surveys of the Title Reviewed Properties as promptly as reasonably practicable, and in any case within 40 Business Days of the ALTA surveyors’ receipt of the title commitments. The surveys to be utilized will be aerial surveys to the extent that (i) the zoning reports contemplated by clause (iv) can be obtained utilizing aerial surveys and (ii) be used to obtain the same amount of title insurance coverage as non-aerial surveys. The Parents will share the costs of the ALTA surveying coordinator and surveys in the same proportions as those set forth for the title commitments.
(iii)    Resolution of Liens. Upon receipt of the title commitments and surveys referenced in clauses (i) and (ii) above and zoning reports referenced in clause (iv) below, the Parents will jointly retain coordinating legal counsel (“Coordinating Counsel”) to review and prepare a summary of any Liens on the Title Reviewed Properties other than Permitted Liens and to distribute such summary to the Parents. To the extent that any Liens (other than Permitted Liens) are identified, either Oracle (with respect to Title Reviewed Properties that are owned or contributed by the Oracle Group) or Watson and Iris (with respect to Title Reviewed Properties that are owned or contributed by the Watson Group or Iris Group) will be responsible for removing such Liens (or obtaining affirmative title insurance over such Liens) prior to the Closing Date, and will be 100% responsible for any costs associated with doing so. The Parents will direct Coordinating Counsel to monitor these efforts and to report back to each of the Parents on the progress made in removing any such Liens. The Parents will also direct Coordinating Counsel to prepare deeds and other necessary transfer documentation for the conveyance of real property in connection with the Contemplated Transactions. The Parents will share the costs of such Coordinating Counsel incurred in connection with the activities described in this Section 5.07(a) in the same proportions as those set forth for the title commitments.
(iv)    Zoning Reports. Within 20 Business Days after the date hereof, the Parents will jointly retain one or more zoning report service companies to prepare zoning reports for all of the Title Reviewed Properties. The zoning report service companies will be jointly selected by the Parents in good faith and will be reputable and of a size commensurate for the nature of the properties being evaluated. The Parents will direct the zoning report service companies to prepare the zoning reports as promptly as reasonably practicable, and in any case within 30 Business Days of the zoning report service companies’ receipt of the surveys. The Parents will share the costs of such reports in the same proportions as those set forth for the title commitments.
(v)    Engineering Reviews.
(A)    Either prior to or as of the date of this Agreement, or within 10 Business Days after the date of this Agreement, the Parents have jointly engaged or will jointly engage one or more mutually acceptable engineering and environmental consulting firms to perform the services specified in this Section 5.07(a)(v) and Section 5.07(b) (the “Consulting Firm”). The Parents will share the costs of the Consulting Firm in the same proportions as those set forth for the title commitments, and will each bear their other costs. During the period commencing on the date of this Agreement (or, if later, the date on which the Consulting Firm is retained) and ending 75 days thereafter (the “Review Period”), the Consulting Firm, along with up to two individuals designated by each Parent (such individuals, together with the Consulting Firm, the “Joint Review Team”) will conduct an engineering review of each Real Property that is a production facility (including bakeries) (collectively, the “Reviewed Facilities”), in accordance with the protocols and standards set forth on the scope of work attached as Exhibit D-1 (the “Engineering Reviews”). For the avoidance of doubt, the Joint Review will not conduct Engineering Reviews of any of the Reviewed Facilities that are warehouses or other ancillary, non-production sites.

(B)    Pursuant to the Engineering Reviews, the Joint Review Team will identify whether the issues exist with respect to each Reviewed Facility that is reviewed pursuant to Section 5.07(a)(v) of a nature described in Exhibit D-1 (collectively, “Engineering Issues”).
(C)    To the extent that any Engineering Issues are identified by the Joint Review Team pursuant to the Engineering Reviews during the Review Period, either Oracle (with respect to Reviewed Facilities that are owned or contributed by the Oracle Group) or Watson and Iris (with respect to Reviewed Facilities that are owned or contributed by the Watson Group or Iris Group) will be responsible for correcting such Engineering Issues in a commercially reasonable manner, and will be 100% responsible for any costs associated with doing so, provided, however, that notwithstanding the foregoing, neither Oracle, on the one hand, nor Watson and Iris, collectively on the other hand, will be required to spend or incur direct costs (excluding any payments required to be made to the Consulting Firm) in excess of $100,000,000 in performing their respective obligations to correct such Engineering Issues (it being understood that such obligations of Watson and Sky will be undertaken by them Severally). In the event that the reasonably expected costs exceed $100,000,000, such excess may be taken into account in determining whether a Material Adverse Effect of the relevant Parent has taken place (in other words, such excess will be deemed a “Loss” of a nature that is not indemnifiable by the contributing Parent, and would be considered for purposes of determining whether the $100,000,000 threshold in the definition of Oracle Material Adverse Effect or Sky Material Adverse Effect, as the case may be, has been reached). Such corrections will be made as promptly as reasonably practicable, it being understood that such corrections may not be completed prior to the Closing.
(D)    Decisions of the Joint Review Team will be made by consensus to the extent reasonably practicable. If the members of the Joint Review Team are unable to decide, then decisions will be made by a majority vote, where Oracle will cast one vote, Watson and Iris will collectively cast one vote, and the Consulting Firm will act as the tiebreaking vote.
(g)    Environmental Site Reviews.
(i)    Preliminary Environmental Site Assessments and Limited Compliance Reviews. During the Review Period, the Joint Review Team will perform a preliminary environmental site assessment and limited compliance review of each Reviewed Facility in accordance with the protocols and standards set forth set forth in the scope of work attached as Exhibit D-2 (the “Preliminary Environmental Site Reviews”). For the avoidance of doubt, the Joint Review Team will not conduct preliminary environmental site assessments or limited compliance reviews of any of the Reviewed Facilities that are warehouses or other ancillary sites.
(ii)    Phase II Environmental Site Assessments. Following the completion of a Preliminary Environmental Site Review of a Reviewed Facility, Phase II environmental site assessments or intrusive or subsurface investigations (including excavations, drilling, boring and sampling) of soil, surface water, or groundwater will be conducted on such Reviewed Facility only as (A) required by Environmental Laws based on facts or information obtained during the Environmental Site Review, or (B) the Joint Review Team identifies a "recognized environmental condition" ("REC") as defined in ASTM E 1527-05 and estimates Response Action costs required by Environmental Law could reasonably be expected to exceed $250,000 for each REC if a Release were confirmed to exist under the most reasonably likely scenario (such Phase II reviews, together with the Preliminary Environmental Site Reviews, the “Environmental Site Reviews”).
(iii)    Remediation of Releases. Any Releases identified pursuant to the Environmental Site Reviews will be subject to any applicable indemnification provisions in Section 7.01, Response Action limitations and procedures in Section 7.06(e) and other provisions in Article VII.

(iv)    Noncompliance Obligations. Prior to Closing, each Parent will use Commercially Reasonable Efforts to bring the Real Property owned, leased or contributed by such Parent’s Group into compliance with Environmental Laws that the Joint Review Team estimates could reasonably be expected to exceed $50,000 to achieve compliance with respect to each noncompliance matter. Any noncompliance identified by the Joint Review Team that has not been corrected prior to Closing will be subject to any applicable indemnification provisions in Section 7.01 and other provisions in Article VII.
5.08    Tax Matters.
(d)    Each of the Parties will cooperate to complete and maintain the Contemplated Transactions, to the extent reasonably possible, in a manner that minimizes any Taxes of the Oracle Group, the Watson Group and the Iris Group.
(e)    U.S. Tax Treatment. For all U.S. tax purposes, the Parties acknowledge and agree that they intend:
(vi)    that Newco shall elect to be classified as a partnership effective as of the date of the formation of the Newco;
(vii)    that Sky and each of the Holdcos shall be treated as disregarded as an entity separate from its owner or Newco (as applicable);
(viii)    that Colorado JV shall be treated as a partnership;
(ix)    that each of Oracle Netherlands, Sky Canada, and Oracle Puerto Rico shall be treated as disregarded as an entity separate from its owner or Newco (as applicable);
(x)    that Oracle Rice shall be treated as a corporation.
(xi)    that the Conveyances of Sky to Newco by Watson and Iris shall be treated as a tax-free conversion of Sky into Newco under Revenue Ruling 84-52;
(xii)    that the Conveyance by Oracle Lux to Newco of all issued and outstanding equity interests in Oracle Netherlands described in Section 1.01(b)(ii) shall be treated as a transaction that qualifies for nonrecognition treatment pursuant to Section 721(a) of the Code;
(xiii)    that the Conveyances described in Section 1.01(b)(iii) shall be treated as transactions that qualify for nonrecognition treatment pursuant to Section 721(a) of the Code;
(xiv)    that the mergers of each the Holdcos with and into Sky described in Section 1.01(b)(v) shall be treated as disregarded transactions;
(xv)    that the contribution by Newco of all of the issued and outstanding equity interests in Sky Canada to Oracle Netherlands shall be treated as disregarded transactions;
(xvi)    that, to the maximum extent permitted by law, the Watson Lux Distribution shall be treated as a debt-financed distribution that does not exceed Watson Lux’s allocable share of the Financing under Treasury Regulations Section 1.707-5(b) and therefore is not taken into account as disguised sale proceeds pursuant to Treasury Regulations Section 1.707-5(b) and shall therefore be treated as a tax-free distribution pursuant to Section 731 of the Code;
(xvii)    that, to the maximum extent permitted by law, the Iris Lux Distribution shall be treated as a debt-financed distribution that does not exceed Iris Lux’s allocable share of the Financing under Treasury Regulations Section 1.707-5(b) and therefore is not taken into account as disguised sale proceeds pursuant to Treasury Regulations Section 1.707-5(b) and shall therefore be treated as a tax-free distribution pursuant to Section 731 of the Code;
(xviii)    that, to the maximum extent permitted by law, the Oracle Lux Distribution less Item F of Section 5.12(a)(ii) does not exceed Oracle Lux’s allocable share of the Financing under Treasury Regulations Section 1.707-5(b) and shall be treated as a debt-financed distribution that is not taken into account as disguised sale proceeds pursuant to Treasury Regulations Section 1.707-5(b) and shall therefore be treated as a tax-free distribution pursuant to Section 731 of the Code;
(xix)    to the extent that the Oracle Lux Distribution, the Watson Lux Distribution, or the Iris Lux Distribution described in Section 5.12(a)(ii) does exceed Oracle Lux's, Watson Lux's, or Iris Lux's respective allocable share of the Financing under Treasury Regulations Section 1.707-5(b), the distribution in excess of the Party’s allocable share of the Financing is intended to be and shall be treated, to the maximum extent possible, as a reimbursement of preformation capital expenditures that is not taken into account as disguised sale proceeds pursuant to Treasury Regulations Section 1.707-4(d) and Revenue Ruling 2000-44 and shall therefore be treated, to the maximum extent possible, as a tax-free distribution pursuant to Section 731 of the Code;
(xx)    that any amounts distributed under Section 5.12 of this agreement that are in excess of the distributee’s share of Newco’s net cash flow from operations within the meaning of Treasury Regulations Section 1.707-4(b) and/or are in excess of a Party’s allocable share of liability of Newco under Treasury Regulations Section 1.707-5(b), in each case as reasonably determined by the Newco’s board of managers, are intended to reimburse the distributee, to the maximum extent permitted under Treasury Regulations Section 1. 707-4(d), for capital expenditures incurred during the two-year period preceding the transfer by the distributee of assets to the partnership, as reasonably determined by Newco’s board of managers, and, to that extent, are intended to qualify and shall be treated by the Parties as qualifying as a reimbursement of capital expenditures under Treasury Regulations Section 1.707-4(d) and Revenue Ruling 2000-44 and shall therefore be treated as a tax-free distribution pursuant to Section 731 of the Code; and
(xxi)    that to the maximum extent permitted, any payments described in Section 7.08 shall be treated as tax-free transfers and appropriate adjustments will be made.
(f)    Except as provided in Section 5.08(e), the Parties agree that any Tax Returns or any other information they may file or cause to be filed with any Governmental Entity by the Parties or their Affiliates shall be prepared and filed consistently with Section 5.08(b), unless a change in filing position is otherwise required by Law, as reasonably determined by Newco’s board of managers. The Party that is alleging that a change in filing position is required by Law shall notify Newco’s board of managers in writing at least 30 days prior to the due date for any Tax Return, including extensions. Disagreements with respect to whether a change in filing position is required by Law will be subject to the dispute resolution procedures set forth in Section 9.12(b).
(g)    The Parties shall furnish Newco with all information that it reasonably requests to allow Newco to comply with its Tax filing obligations, including, the tax basis, fair market value, depreciation class lives, and remaining useful lives of the Contributed Assets and Contributed Obligations, as applicable.
(h)    Each Parent acknowledges that reporting for financial accounting purposes may differ from U.S. federal income tax treatment, and this Section 5.08 will not prevent any Parent from appropriately reporting the Contemplated Transactions for financial accounting purposes as required under the applicable accounting standards.
(i)    Straddle Period. For purposes of this Agreement, the portion of Tax with respect to the income, property or operations of any Contributed Subsidiary that is attributable to any Tax period that begins on or before the Closing Date and ends after the Closing Date (a “Straddle Period”) will be apportioned between the period of the Straddle Period that extends before the Closing Date through the Closing Date (the “Pre-Closing Straddle Period”) and the period of the Straddle Period that extends from the day after the Closing Date to the end of the Straddle Period (the “Post-Closing Straddle Period”) in accordance with this Section 5.08. The portion of such Tax attributable to the Pre-Closing Straddle Period will (a) in the case of any Taxes other than sales or use taxes, value-added taxes, employment taxes, withholding taxes, and any Tax based on or measured by income, receipts or profits earned during a Straddle Period, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the Pre-Closing Straddle Period and denominator of which is the number of days in the Straddle Period, and (b) in the case of any sales or use taxes, value-added taxes, employment taxes, withholding taxes, and any Tax based on or measured by income, receipts or profits earned during a Straddle Period, be deemed equal to the amount that would be payable if the Straddle Period ended on and included the Closing Date. In the case of a Tax that is (1) paid for the privilege of doing business during a period (a “Privilege Period”) and (2) computed based on business activity occurring during an accounting period ending prior to such Privilege Period, any reference to a “Tax period,” a “tax period,” or a “taxable period” will mean such accounting period and not such Privilege Period.
5.09    Schedule Updating.
(c)    Initial Update. Up through and including the 120th day after the date of this Agreement, each Parent may update its Disclosure Letter by delivering such update to the other Parents, provided, however, that no updates to the sections of the Disclosure Letter pertaining to the Fundamental Reps or any sections other than those relating to representations and warranties will be permitted. These updates (“Disclosure Letter Updates”) may reflect matters that came to exist or occurred either before or after the date of this Agreement.
(d)    Effect Of Initial Update; Termination Right. If the new disclosures that are included in a Disclosure Letter Update would reasonably be expected to result in a Material Adverse Effect such that a closing condition set forth in Section 6.02(a), Section 6.03(a) or Section 6.04(a) would not be satisfied in the absence of the Disclosure Letter Update, then any Parent, regardless of whether such Parent is the Party whose closing condition would not be satisfied, may elect to terminate this Agreement by delivering written notice of such election within 30 days of receiving such Disclosure Letter Update to the other Parents. Unless this Agreement is terminated as referenced in Section 5.09(b), then the Disclosure Letters will be deemed to be updated by the Disclosure Letter Updates for all purposes hereunder, including in respect of the closing conditions set forth in Section 6.02(a), Section 6.03(a) or Section 6.04(a) and in respect of indemnification claims made pursuant to Article VII in respect of breaches of representations and warranties.
5.10    Limited Release by the Parents. Except as provided in the last sentence of this Section 5.10, effective upon the Closing, each Parent, for itself, its Affiliates and their respective successors and assigns, does hereby irrevocably, fully, finally, and forever settle, release and discharge each Contributed Subsidiary of such Parent’s Group and its successors and assigns, from and with respect to any and all claims, suits, demands, contracts, debts, obligations, Liabilities, agreements, controversies, promises, injuries, losses, costs, administrative fees and expenses, fees, including reasonable attorneys’ fees, wage claims, compensation claims, wrongful termination claims, public policy claims, harassment claims, retaliation claims, statutory claims, causes of action and damages whatsoever, and any rights of action of every kind, name, and nature, whether arising out of contract, tort, statute or otherwise, in law or in equity, of whatever nature, character, or description, whether known or unknown, suspected or unsuspected, that such Party ever had or now has against such Person which arise out of or relate to facts or circumstances arising prior to the Closing Date. The foregoing release will not in any manner whatsoever apply to any of the rights or remedies that (1) any Parent has or may have against another Parent, Newco, any Contributed Subsidiary or any other Person pursuant to the terms or provisions of this Agreement, any Transaction Document or any other agreement or written instrument executed in connection herewith, and including any right to bring claims or Proceedings hereunder or thereunder, in law or equity, or any right to enforce any of the terms or provisions hereunder or thereunder, and any rights to any payment, action, indemnification, specific performance or any other rights or remedies hereunder or thereunder, and (2) that any member of the Iris Group may have against any member of the Watson Group, or vice-versa (but in each case excluding Sky, Sky GP and Sky Canada), in respect of matters that arise prior to the Closing Date.
5.11    Certain Releases by Newco and the Contributed Subsidiaries. Immediately following each of the Second Termination Date and the Third Termination Date, Newco will, and will cause each Contributed Subsidiary to, execute and deliver a release in favor of the Parents, in each case in a form reasonably acceptable to the Parents, of any and all Pre-Closing Liabilities for which the obligation of any Parent to indemnify any JV Indemnitees has expired as of such Second Termination Date or Third Termination Date.
5.12    Certain Financing Activities; Initial Distributions.
(o)    The Parents will cause the following actions to take place:
(i)    Contemporaneously with the Closing, one or more of Newco’s Subsidiaries will borrow funds from third-party financing sources in an aggregate amount as determined by the following formula (the “Financing”):
A = B + C1 +D1 - E
Where:
A = the aggregate amount to be borrowed
B = the amount agreed by Oracle and Watson acting reasonably and taking into consideration among other things, financing terms and working capital needs, which the Parties acknowledge that as of the date hereof is contemplated to be $800 million
C1 =the Estimated Oracle Closing Working Capital
D1 =the Estimated Sky Closing Working Capital
E = the Aggregate Working Capital Target
The Parents acknowledge that a portion of this Financing may be effected utilizing a term loan of fixed maturity, and the remainder of the Financing will be effected utilized a revolving credit facility.
(ii)    Immediately after the completion of the Financing, all of the proceeds of the Financing will be distributed by the relevant Contributed Subsidiaries up to Newco. Newco will then immediately make a distribution of funds such that Oracle Lux, Watson Lux, and Iris Lux will receive amounts as follows:
Oracle Lux Distribution = (B * 0.44) + F + (C1 – C2)
Watson Lux Distribution = (B * 0.44) + ((D1 – D2) * (0.44/0.56)) - F
Iris Lux Distribution = (B * 0.12) + ((D1 – D2) * (0.12/0.56))
Where:
B has the meaning set forth in Section 5.12(a)(i), provided that such amount shall be reduced by the reimbursement payment contemplated by the last sentence of Section 5.12(b)
C1 and D1 have the meaning set forth in Section 5.12(a)(i)
C2 = the Oracle Working Capital Target
D2 = the Sky Working Capital Target

F = $90 million
The Parents acknowledge and agree that this distribution is being made in connection with and consideration of the Contemplated Transactions, and that no other consideration will be payable by Oracle, Watson, Iris or any of their Affiliates in respect thereof (and no future adjustments to any distributions to be made to Oracle, Watson, Iris or any of their Affiliates will be made in respect of this initial distribution).
(p)    Each Parent will, and will cause its applicable Affiliates to, (i) provide direct contact between prospective lenders and the expected officers and directors of Newco and the Contributed Subsidiaries, (ii) cooperate with any necessary marketing efforts for such financing, including participation in management presentation sessions, “road shows” and sessions with rating agencies, (iii) cooperation with respect to matters relating to any pledges of collateral to take effect at the Closing in connection with such financing, (iv) obtain legal opinions to be delivered in connection with such financing, (v) secure the cooperation of the independent accountants of the relevant Businesses, including with respect to the delivery of accountants’ comfort letters, and (vi) provide such financial and other information that may be necessary or desirable in connection with such efforts. Each Parent will bear the expenses of its own personnel working on such matters, provided that any out-of-pocket expenses incurred in connection with the financing, including commitment fees and professional expenses, will be paid by the borrower from the proceeds of such Financing.
5.13    Pre-Closing Activities of Newco. Watson and Iris acknowledge and agree that neither of them nor any of their Affiliates will take any action of any type or manner in respect of Newco or cause Newco to, and Newco will not, take any action of any type or manner at any time during the period between the date of this Agreement and the Closing without the prior written consent of Oracle, except as expressly required by this Agreement or contemplated in connection with the Contemplated Transactions.
5.14    Activities of the Contributed Subsidiaries. Each Parent will, by the Closing Date, in respect of its Contributed Subsidiaries, cause such Contributed Subsidiaries to cease to engage in any business other than the Business. This will include causing the Contributed Subsidiaries to distribute, divest or otherwise transfer out any assets that are not at least Primarily Used In The Business (other than Shared Assets) and to cause the recipient of such distributed, divested or transferred assets to assume and indemnify such Contributed Subsidiaries for any Liability arising under or relating to such assets.
5.15    Completion of Transaction Documents. During the period commencing on the date of this Agreement and ending (i) on April 30, 2013, for Incomplete Transaction Documents which are not Incomplete Ancillary Exhibits, and (ii) prior to the Closing, for Incomplete Ancillary Exhibits, the Parties will complete the forms of each of the Incomplete Transaction Documents, negotiating in good faith, in accordance with the terms of this Section 5.15. The Parties may also further amend other Transaction Documents as provided below.
(c)    The provisions of the operating agreements for the Holdcos and Oracle Netherlands Charter will not be drafted in any manner which would alter or change the rights or responsibilities of any Person (or the allocation of rights and responsibilities among all Persons) under the Newco Charter, the Oracle Puerto Rico Charter, the Sky Charter and the Sky Canada Charter.
(d)    The forms of the Oracle Puerto Rico Charter and Sky Canada Charter will each be completed to mirror the form of the Sky Charter, modified only to reflect the different applicable party names and any other changes that the Parents mutually determine in good faith are necessary to preserve tax treatment of the Contemplated Transaction as described in Section 5.08 or otherwise comply with applicable Law.
(e)    The forms of the Watson Contribution Agreement and the Iris Contribution Agreement will each be completed to the mirror the form of the Oracle Contribution Agreement, modified only to reflect the different applicable party names and other changes that the Parents mutually determine in good faith are necessary to reflect the Watson Reorganization or Iris Reorganization, as applicable, so long as such changes do not affect the substantive rights and obligations contemplated by Oracle Contribution Agreement (as they would apply to Watson in the Watson Contribution Agreement and Iris in the Iris Contribution Agreement). The Watson Purchase and Sale

Agreement will be drafted in a form reasonably acceptable to Oracle and will contain the provisions described in Exhibit M. Annex I to each of the Contribution Agreements will be completed.
(f)    The IP Matters Agreement will be drafted to reflect and be consistent with the principles and terms set forth on Exhibit J.
(g)    The forms of the Watson License-In Agreement and Watson License-Out Agreement will each be completed to mirror the forms of the Oracle License-In Agreement and Oracle License-Out Agreement, modified only to reflect the different applicable party names.
(h)    Oracle and Watson may mutually elect to combine the forms of the IP License Agreements into a single agreement, so long as the substantive provisions of such combined agreement contain or are consistent with all of the substantive provisions of the uncombined IP License Agreements. Oracle and Watson may also mutually elect to combine the IP Matters Agreement with such combined IP License Agreement, so long as all of the substantive provisions of the IP Matters Agreement are contained in such combined agreement.
(i)    The form of the Watson Transition Services Agreement will be completed to mirror the form of the Oracle Transition Services Agreement, modified only to reflect the different applicable party names.
(j)    The forms of the Commercial Agreements will be modified by the Parents to the extent necessary to address any tax and customs concerns, as mutually determined in good faith by the Parties.
(k)    The Parents may modify the forms of the Transition Services Agreements as they mutually determine in good faith is necessary to incorporate Sky Canada or Oracle Puerto Rico.
5.16    Claims Against The Colorado JV And The Orchid JV. In the event that Oracle commences any Proceeding against the Colorado JV (or, if applicable, the Orchid JV), or asserts any claim or counterclaim against the Colorado JV (or, if applicable, the Orchid JV), in each case to the extent arising out of or relating to any facts or circumstances that take place prior to the Closing, the net proceeds from such claim or counterclaim will be promptly remitted to Newco.
5.17    Colorado JV Consent/Oracle Rice Consents – Alternative Arrangements. Without limiting the generality of Section 1.06 of the Contribution Agreement – Oracle, if Oracle is unable to obtain any requisite Consent to transfer the equity interests in the Colorado JV or Oracle Rice to Newco or the applicable Subsidiary of Newco, as contemplated in the Contemplated Transactions, Oracle shall enter into an alternative arrangement with Newco or such Subsidiary, which shall be mutually acceptable to the Parents, that shall convey all of the material benefits and obligations of ownership of the equity interests in the Colorado JV or Oracle Rice to Newco or such Subsidiary, as appropriate. This may include an agreement pursuant to which Oracle remits all of the profits and distributions that it receives as an equity owner in the Colorado JV or Oracle Rice to Newco or such Subsidiary, Newco or such Subsidiary agrees to perform Oracle’s obligations under the governing agreements and instruments relating to the Colorado JV or Oracle Rice, as the case may be, and Oracle enters into a voting arrangement whereby Oracle votes its equity interests in the Colorado JV or Oracle Rice as directed by Newco or such Subsidiary.
5.18    Software. In the event that any software used or held for use in the Business by any Parent’s Group is not transferred to such Parent’s Holdco under its respective Contribution Agreement or retained by Sky, such Parent will use its Commercially Reasonable Efforts from and after the Closing to assist Newco or any Contributed Subsidiary with finding and securing reasonably adequate alternative arrangements for such non-transferred software.
VI.
CONDITIONS TO CLOSING

6.01    Conditions to Obligations of Each Parent’s Group. The obligations of each Parent’s Group to commence the Closing as contemplated by Section 2.01 are subject to the satisfaction (or waiver by each Parent) at or prior to the Closing of the following conditions:
(a)    any Consents under the Antitrust Laws in each of the jurisdictions set forth on Schedule 6.01(a) shall have been obtained;
(b)    no Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated or enforced, and there shall be no Law or final, permanent, nonappealable injunction or Order which is in effect and which would reasonably be expected to prohibit the Closing or have, individually or in the aggregate, a Material Adverse Effect;
(c)    there shall be no then-pending lawsuit or administrative action initiated by any Governmental Entity asserting that the Contemplated Transactions violate Antitrust Laws and seeking to enjoin the Closing;
(d)    no Governmental Entity shall have threatened in a letter to the Parties to commence a lawsuit or administrative action that asserts that the Contemplated Transactions violate Antitrust Laws and seeking to enjoin the Closing (or unwind any material portion of the Contemplated Transactions should the Closing occur), or, if such threat was made, it shall have been retracted; and
(e)    the Contributed Subsidiaries shall have received as of the Closing proceeds from the Financing in an amount no less than $600 million from third-party lenders that are unaffiliated with any of the Parties, on terms that are commercially reasonable and that do not alter any of the terms of the Contemplated Transactions or require any credit support to be provided by the Parent or any of their Affiliates.
6.02    Additional Conditions to Obligations of the Oracle Group. The obligations of the Oracle Group to commence the Closing as contemplated by Section 2.01 are subject to the satisfaction (or waiver by Oracle) of each of the following further conditions:
(i)    (i) The Watson Group and the Iris Group shall have performed in all material respects all of the obligations under this Agreement and the other Transaction Documents required to be performed by it at or prior to the Closing, (ii) the representations and warranties of Watson and Iris contained in this Agreement shall be true and correct at and as of the Closing Date, as if made at and as of such date, except that those representations and warranties that by their express terms are made as of a specific date shall be required to be true and correct only as of such date, in each case except for such inaccuracies that would not, individually or in the aggregate, reasonably be expected to have a Sky Material Adverse Effect (and provided that to the extent that any such representation or warranty is qualified by materiality (other than specific dollar threshold amounts), such materiality qualification will be ignored for the purpose of this Section 6.02(a)), and (iii) Oracle shall have received a certificate signed by an officer of Watson and an officer of Iris to the foregoing effect.
(j)    Each of the Transaction Documents that is required to be executed by any member of the Watson Group and the Iris Group on or before the Closing Date shall have been executed and delivered by the applicable member of such Group on or before the Closing Date.
6.03    Additional Conditions to Obligations of the Watson Group. The obligations of the Watson Group to commence the Closing as contemplated by Section 2.01 are subject to the satisfaction (or waiver by Watson) of each of the following further conditions:
(a)    (i) The Oracle Group shall have performed in all material respects all of the obligations under this Agreement and the other Transaction Documents required to be performed by it at or prior to the Closing, (ii) the representations and warranties of Oracle contained in this Agreement shall be true and correct at and as of the Closing Date, as if made at and as of such date, except that those representations and warranties that by their express terms are made as of a specific date shall be required to be true and correct only as of such date, in each case except for such inaccuracies that would not, individually or in the aggregate, reasonably be expected to have an Oracle Material Adverse Effect (and provided that to the extent that any such representation or warranty is qualified by materiality (other than specific dollar threshold amounts), such materiality qualification will be ignored for the purpose of this Section 6.03(a)), and (iii) Watson shall have received a certificate signed by an officer of Oracle to the foregoing effect.
(b)    Each of the Transaction Documents that is required to be executed by any member of the Oracle Group on or before the Closing Date shall have been executed and delivered by the applicable member of such Group on or before the Closing Date.
6.04    Additional Conditions to Obligations of the Iris Group. The obligations of Iris to commence the Closing as contemplated by Section 2.01 are subject to the satisfaction (or waiver by Iris) of each of the following further conditions:
(a)    (i) The Oracle Group shall have performed in all material respects all of the obligations under this Agreement and the other Transaction Documents required to be performed by it at or prior to the Closing, (ii) the representations and warranties of Oracle contained in this Agreement shall be true and correct at and as of the Closing Date, as if made at and as of such date, except that those representations and warranties that by their express terms are made as of a specific date shall be required to be true and correct only as of such date, in each case except for such inaccuracies that would not, individually or in the aggregate, reasonably be expected to have an Oracle Material Adverse Effect (and provided that to the extent that any such representation or warranty is qualified by materiality (other than specific dollar threshold amounts), such materiality qualification will be ignored for the purpose of this Section 6.04(a)), and (iii) Iris shall have received a certificate signed by an officer of Oracle to the foregoing effect.
(b)    Each of the Transaction Documents that is required to be executed by any member of the Oracle Group on or before the Closing Date shall have been executed and delivered by the applicable member of such Group on or before the Closing Date.
6.05    No Ongoing Conditions Once Closing Commenced. Once the Closing process has commenced as contemplated by Section 2.01, there will be no further ongoing conditions to the obligations of the Parties hereunder to proceed with the Closing.
VII.
SURVIVAL AND INDEMNIFICATION
7.01    Indemnification by the Parents. Subject to the limitations contained in Section 7.06, from and after the Closing Date, each Parent, Severally and not jointly, will indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless each Contributed Subsidiary, Newco, any Person Controlled by the foregoing, and their respective successors and assigns (and their respective directors, officers, employees, agents and Representatives) (each a “JV Indemnitee” and collectively, the “JV Indemnitees”) from and against, and will reimburse, Severally and not jointly, the JV Indemnitees with respect to, any and all losses, Liabilities, claims, deficiencies, demands, judgments, damages, interest, fines, penalties, suits, actions, causes of action, assessments, awards, costs and expenses (including reasonable costs of investigation and defense and reasonable attorneys’ fees, but excluding (i) non-foreseeable consequential damages, including any damages that are remote or speculative in nature, or any damages attributable to any changes in the stock price of publicly traded securities of any member of such Parent’s Group, and (ii) exemplary and punitive damages, except, in the case of either clause (i) or clause (ii), to the extent payable in connection with a Third-Party Claim) (collectively, “Losses”) that result from, relate to or arise out of, whether prior to or following the Closing, any of the following items (without duplication, and it being understood that the indemnification being given in clause (iii) of sub-paragraph (c) is only being given by Oracle):
(k)    any breach of any agreement or covenant of such Parent contained in this Agreement;

(l)    subject to the application of Section 5.09, the inaccuracy or breach of any representation or warranty of such Parent contained in this Agreement, provided that to the extent that any such representation or warranty is qualified by materiality (other than a specific dollar threshold amount), such materiality qualification will be ignored for purposes of determining whether an inaccuracy or breach has occurred or the amount of the Loss, and for purposes of determining whether an inaccuracy or breach of Sections 4.23(a) or (d) has occurred or the amount of the Loss, the words “to the Knowledge of Oracle” will be ignored, and provided, further, for the avoidance of doubt, for purposes of calculating the amount of the Loss in respect of a breach of Section 4.08(a)-(c), the diminishment in the value of the Business contributed to Newco shall be considered as a Loss to Newco; or
(m)    (i) all Excluded Liabilities under such Parent’s Contribution Agreement, (ii) all Liabilities of each Contributed Subsidiary included in such Parent’s Group, in each case to the extent that such Liabilities arose during or relate to any period prior to the Closing, except for any Liabilities expressly assumed by such Contributed Subsidiary from any member of Parent’s Group pursuant to a Contribution Agreement or as addressed by the Employee Matters Agreement (all such Liabilities for which indemnification is being given hereunder, “Pre-Closing Liabilities”), or (iii) solely with respect to Oracle, the “Specified Indemnity Matters” described on Schedule 7.01(c).
In the event that any amount is due by a Parent in respect of Losses suffered or incurred by any JV Indemnitee, the Parties agree that such Parent will pay (and each other Parent will be entitled on behalf of such JV Indemnitee to pursue, at the expense of such JV Indemnitee, any claim in respect of) the amount due directly to such JV Indemnitee. In the event that Losses are suffered or incurred by an officer, director, employee or agent of any JV Indemnitee, such JV Indemnitee may reimburse such Person for its Losses and the amount of any payments by it in connection with such reimbursement will be deemed to be a Loss incurred by it for purposes of this Article VII.
7.02    Indemnification by Newco. Subject to the limitations contained in Section 7.06, from and after the Closing Date, Newco will indemnify, defend (or, where applicable, pay the defense costs for) and hold harmless each Parent and its successors, assigns and Affiliates (and its and their respective directors, officers, employees, agents and Representatives) (each a “Parent Indemnitee,” and collectively, the “Parent Indemnitees”) from and against, and will reimburse the Indemnitees with respect to, any and all Losses that result from, relate to or arise out of (i) any breach by Newco of any obligation to be performed by it under this Agreement from and after the Closing, (ii) all Liabilities of Newco and each Contributed Subsidiary, in each case to the extent that such Liabilities arose during or relate to any period (or portion thereof) that takes place on or after the Closing, and (iii) after the Third Termination Date (including any extension thereof with respect to any particular matter pursuant to Section 7.06(b)(ii)), all Third Party Claims relating to any Liabilities arising out of any violations of Environmental Law or Releases at, on, under or migrating to or from any Contributed Subsidiary’s Real Property, regardless of whether such Liabilities arose during or relate to any period before, at or after the Closing.
7.03    Calculation of Indemnity Payments. The amount of any Loss for which indemnification is provided under this Article VII will be (a) net of any amounts actually recovered by the Indemnitee under insurance policies with respect to such Loss (less the cost to collect the proceeds of such insurance), (b) reduced by the actual amount by which the Taxes of the Indemnitee are reduced by such Loss in the tax period in which the indemnification payment is made, or the net present value (calculated using the applicable U.S. federal long-term rate compounded semi-annually) of the amount by which the Taxes of the Indemnitee would be reduced by such Loss if the reduction in Taxes would be realized in tax periods following the tax period in which the indemnification payment is made), treating any Tax attribute resulting from such Loss as the last such Tax attribute on any Tax Return, and (c) increased by the actual amount by which the Taxes of the Indemnitee are increased by such Loss in the tax period in which the indemnification payment is made, or the net present value (calculated using the applicable U.S. federal long-term rate compounded semiannually) of the amount by which the Taxes of the Indemnitee would be increased by such Loss if the increase in Taxes would be realized in tax periods following the tax period in which the indemnification payment is made), treating any Tax attribute resulting from such Loss as the last such Tax attribute on any Tax Return. If any Loss related to a claim by an Indemnitee is covered by one or more third-party (non-captive) insurance policies held by the Indemnitee, the Indemnitee will use Commercially Reasonable Efforts to pursue claims against the applicable insurers for coverage of such Loss under such policies. If the Indemnitee actually receives a full or partial recovery under such insurance policies following payment of indemnification by the Indemnifying Party in respect of such Loss, then the Indemnitee will refund amounts received from the Indemnifying Party up to the amount of indemnification actually received from the Indemnifying Party with respect to such Loss.
7.04    Procedures for Defense, Settlement and Indemnification of Direct or Third-Party Claims.
(c)    Direct Claims. All claims made under this Article VII by any Indemnitee against any Party (“Direct Claims”), will be subject to the dispute resolution procedures set forth in Section 9.12(b).
(d)    Third-Party Claims.
(xxv)    Notice of Claims. If an Indemnitee receives notice or otherwise learns of the assertion by a Person (including any Governmental Entity) that is not a Parent or any of their respective Affiliates of any claim or of the commencement by any such Person of any Proceeding with respect to which an Indemnifying Party may be obligated to provide indemnification (collectively, a “Third-Party Claim”), such Indemnitee will give such Indemnifying Party prompt written notice (a “Claims Notice”) thereof but in any event within 30 calendar days after becoming aware of such Third-Party Claim. Any such notice will describe the Third-Party Claim in reasonable detail, stating the nature, basis for indemnification and the amount thereof, to the extent known, along with copies of any relevant documents evidencing such Third-Party Claim. Notwithstanding the foregoing, the delay or failure of any Indemnitee or other Person to give notice as provided in this Section 7.04(b)(i) will not relieve the related Indemnifying Party of its obligations under this Article VII, except to the extent that such Indemnifying Party is actually prejudiced by such delay or failure to give notice.
(xxvi)    Opportunity to Defend. The Indemnifying Party has the right, exercisable by written notice to the Indemnitee within 90 days after receipt of a Claims Notice from the Indemnitee of the commencement of any Third-Party Claim in respect of which indemnity may be sought under this Article VII, to assume and conduct the defense of such Third-Party Claim in accordance with the limits set forth in this Agreement with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnitee; provided, however, that (A) the Third-Party Claim does not relate to or arise in connection with any criminal proceeding, action, indictment, allegation or investigation, (B) the Third-Party Claim solely seeks (and continues to seek) monetary damages and/or equitable relief (with or without monetary damages) which equitable relief would not reasonably be expected to affect in any material and adverse respect the operations of the Indemnitee, and (C) the Indemnifying Party expressly agrees with the Indemnitee in writing to be responsible for all of the Losses (which may be subject, however, to the limitations set forth in this Article VII, including the limitations set forth in Section 7.06(c)) that arise from the Third-Party Claim within 180 days of assuming the defense of such Third-Party Claim (the conditions set forth in clauses (A) through (C), collectively, the “Litigation Conditions”). For purposes of clause (C) of the preceding sentence, if a Third-Party Claim consists of multiple claims by a plaintiff or group of plaintiffs, and it is reasonably practicable for an Indemnifying Party to control the defense of a subset of such claims, the Indemnifying Party may elect to agree to be responsible for only all of the Losses that arise from such subset of claims, and may elect to control the defense of only such subset of claims, provided that the other Litigation Conditions set forth in clauses (A) and (B) of the preceding sentence are satisfied. If the Indemnifying Party does not assume the defense of a Third-Party Claim in accordance with this Section 7.04(b), the Indemnitee may continue to defend the Third-Party Claim. If the Indemnifying Party has assumed the defense of a Third-Party Claim as provided in this Section 7.04(b), the Indemnifying Party will not be liable for any legal expenses subsequently incurred by the Indemnitee in connection with the defense of the Third-Party Claim; provided, however, that if (x) any of the Litigation Conditions ceases to be met or (y) the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third-Party Claim, the Indemnitee may assume its own defense, and the Indemnifying Party will be liable for all reasonable costs or expenses thereafter incurred in connection with such defense. The Indemnifying Party or the Indemnitee, as the case may be, has the right to participate in (but, subject to the prior sentence, not control), at its own expense, the defense of any Third-Party Claim that the other is defending as provided in this Agreement. The Indemnifying Party, if it has assumed the defense of any Third-Party Claim as provided in this Agreement, may not, without the prior written consent of the Indemnitee (which consent will not be unreasonably withheld, conditioned or delayed), consent to a settlement of, or the entry of any judgment arising from, any such Third-Party Claim that does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnitee of a complete release from all liability in respect of such Third-Party Claim. The Indemnitee has the right to settle any Third-Party Claim, the defense of which has not been assumed by the Indemnifying Party, with the prior written consent of the Indemnifying Party, not to be unreasonably withheld, conditioned or delayed.
(e)    Notice of Breach – Generally. Without limiting the other provisions of this Section 7.04, with respect to any Dispute relating to a breach or violation of any representation, warranty, covenant or agreement on the part of a Party set forth in this Agreement, (i) the Party that is alleging such breach or violation (the “Non-Breaching Party”) will endeavor in good faith to give notice of such alleged breach or violation to the breaching Party (the “Breaching Party”) as promptly as reasonably practicable following the date on which the Non-Breaching Party has Knowledge of the alleged breach or violation, (ii) prior to commencing any process to resolve such Dispute pursuant to Section 9.12, the Non-Breaching Party will, to the extent such breach or violation is capable of being cured, provide at least 30 calendar days prior written notice in reasonable detail to the alleged Breaching Party of such alleged breach or violation and, in the event such breach or violation is cured during such 30 calendar day period by the Breaching Party (including by compensating the Non-Breaching Party for any damages recoverable pursuant to this Agreement in respect of such alleged breach or violation), the Non-Breaching Party will not thereafter commence the process to resolve such Dispute pursuant to Section 9.12, and (iii) to the extent that the alleged breach or violation of this Agreement by the Breaching Party is the breach or violation of an obligation set forth in this Agreement for such Breaching Party to take any action under or comply with the provisions of, or to cause another Person to take any action under or comply with the provisions of, another Transaction Document, then the damages recoverable in respect of such breach or violation pursuant to this Agreement will be subject to the limitations on damages set forth in such other applicable Transaction Document. Notwithstanding the foregoing, the delay or failure of any Non-Breaching Party to give notice as provided in this Section 7.04(c) will not relieve the Breaching Party of its obligations under this Article VII, except to the extent that such Breaching Party is actually prejudiced by such delay or failure to give notice.
7.05    Additional Matters.
(h)    Cooperation in Defense and Settlement. With respect to any Third-Party Claim for which a Party may have Liability under this Agreement or any of the Transaction Documents, the Parties agree to cooperate fully and maintain a joint defense (in a manner that will preserve the attorney-client privilege, joint defense or other privilege with respect thereto) so as to minimize such Liabilities and defense costs associated therewith. In connection therewith, the Parties agree to make available to the Party defending such Third-Party Claim their respective officers, employees and representatives with knowledge of such matter and any records or information that pertains to such claim. Any Party that is not responsible for managing the defense of such Third-Party Claims will, upon reasonable request, be consulted with respect to significant matters relating thereto and may retain counsel to monitor or assist in the defense of such claims at its own cost.
(i)    Substitution. In the event of a Proceeding that involves solely matters that are indemnifiable and in which the Indemnifying Party is not a named defendant, if either the Indemnitee or the Indemnifying Party so requests, the Parties will endeavor to substitute the Indemnifying Party for the named defendant. If such substitution or addition cannot be achieved for any reason or is not requested, the rights and obligations of the Parties regarding indemnification and the management of the defense of claims as set forth in this Article VII will not be affected.
(j)    Subrogation. In the event of payment by or on behalf of any Indemnifying Party to or on behalf of any Indemnitee in connection with any Third-Party Claim, such Indemnifying Party will be subrogated to and will stand in the place of such Indemnitee, in whole or in part based upon whether the Indemnifying Party has paid all or only part of the Indemnitee’s Liability, as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third-Party Claim against any claimant or plaintiff asserting such Third-Party Claim or against any other Person. Such Indemnitee will cooperate with such

Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.
7.06    Limitations.
(j)    Recipient of Representations. From and after the Closing, the representations of each Parent to each other Parent or Newco in this Agreement will be deemed to have been made only to the JV Indemnitees, provided, however, that the non-breaching Parent or Parents will have sole authority to represent and act on behalf of any JV Indemnitee in asserting claims against the other Parent or Parents pursuant to this Article VII.
(k)    Survival.
(i)    Representations and Warranties. Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any statute of limitations that might otherwise apply, the obligation of any Parent to indemnify the JV Indemnitees from and against any Loss arising from the breach of a representation or warranty set forth in this Agreement will terminate on the date that is 18 months after the Closing Date (the “Termination Date”), except that claims in respect of breaches thereof pending on, or asserted prior to, the Termination Date will continue to survive until such claims have been resolved; provided, however, that (A) there will be no termination or expiration of the right to indemnification for the Fundamental Reps or in the case of intentional misrepresentation or fraud, and (B) the obligations of each Parent to indemnify the Indemnitees from and against any Loss arising from the breach of the representations and warranties set forth in Section 4.12 (Environmental Matters) and Section 4.13 (Taxes), will terminate on the Third Termination Date (as defined below), except that claims in respect of breaches thereof pending on, or asserted prior to, such date will continue to survive until such claims have been resolved.
(ii)    Pre-Closing Liabilities (Other than Environmental and Tax). Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any statute of limitations that might otherwise apply, the obligation of any Parent to indemnify the JV Indemnitees from and against any Loss arising from any Pre-Closing Liability (other than any Pre-Closing Environmental or Tax Liability) will terminate on the third anniversary of the Closing Date (the “Second Termination Date”), except that claims in respect thereof pending on, or asserted prior to, the Second Termination Date will continue to survive until such claims have been resolved.
(iii)    Pre-Closing Environmental and Tax Liabilities. Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any statute of limitations that might otherwise apply, the obligation of any Parent to indemnify the JV Indemnitees from and against any Loss arising from any Pre-Closing Environmental or Tax Liability will terminate on the seventh anniversary of the Closing Date (the “Third Termination Date”), except that claims in respect thereof pending on, or asserted prior to, the Third Termination Date will continue to survive until such claims have been resolved.
(l)    Other Limitations.
(i)    Indemnification For Breaches of Representations and Warranties. Notwithstanding the foregoing, no claim for indemnification for breaches of representations and warranties made pursuant to Section 7.01(b) (other than in cases of intentional misrepresentation or fraud, which will have no such limitations) (A) will be indemnifiable by Oracle until the Losses indemnifiable by Oracle pursuant to Section 7.01(b) collectively exceed $1,000,000 in the aggregate (the “Oracle Basket”), in which event Oracle will reimburse the JV Indemnitee(s) for only those Losses in excess of Oracle Basket, (B) will be indemnifiable by Watson until the Losses indemnifiable by Watson pursuant to Section 7.01(b) collectively exceed $760,000 in the aggregate (the “Watson Basket”), in which event Watson will reimburse the JV Indemnitee(s) for only those Losses in excess of Watson Basket and (C) will be indemnifiable by Iris until the Losses indemnifiable by Iris pursuant to Section 7.01(b) collectively exceed $240,000 in the aggregate (the “Iris Basket”), in which event Iris will reimburse the JV Indemnitee(s) for only those Losses in excess of Iris Basket; provided that, notwithstanding any other provision of this Agreement, the maximum amount for which each Parent, Severally, may be liable with respect to claims made pursuant to Section 7.01(b), respectively (other than claims made in cases of intentional misrepresentation or fraud, which will have no such limitation), will not exceed $100,000,000 in the case of Oracle (the “Oracle Cap”), $76,000,000 in the case of Watson (the “Watson Cap”) and $24,000,000 in the case of Iris (the “Iris Cap”); provided further that claims made with respect to the Fundamental Reps will not be subject to, and will not be considered in calculating whether claims have exceeded, the Oracle Basket, Watson Basket, Iris Basket, Oracle Cap, Watson Cap or Iris Cap.
(ii)    Newco Indemnification For Pre-Closing Environmental Matters. The maximum amount for which Newco may be liable with respect to claims for indemnification pursuant to clause (iii) of Section 7.02 will be (A) $100 million in respect of Liabilities arising out of any violations of Environmental Law or Releases at, on, under or migrating to or from any of the Oracle Contributed Subsidiaries’ Real Property, and (B) $100 million, in the aggregate, in respect of Liabilities arising out of any violations of Environmental Law or Releases at, on, under or migrating to or from any of the Watson Contributed Subsidiaries’ Real Property or Iris Contributed Subsidiaries’ Real Property (said indemnification to be paid by Newco to the applicable Parent Indemnitee, subject to an equitable Several adjustment to be agreed by Watson and Iris, if necessary).
(m)    Mitigation. In the event that an Indemnitee suffers a Loss in respect of which it has or makes a valid claim against the Indemnifying Party for indemnification, it must use Commercially Reasonable Efforts to mitigate the Loss.
(n)    Environmental Claim Procedures.
(i)    Notwithstanding anything in this Agreement to the contrary, with respect to any claim pursuant to Section 7.01 for Response Action costs incurred in relation to any Release that occurred prior to Closing on, under or migrating to or from the Real Property of a Contributed Subsidiary, no JV Indemnitee will be entitled to recover such Losses otherwise subject to indemnification under Section 7.01 unless such Response Action is required under applicable Environmental Laws or by Order of a Governmental Entity to attain compliance with minimum remedial standards applicable under Environmental Laws for continued industrial or commercial use (as the case may be) of the relevant property or facility, employing where applicable risk-based remedial standards, deed restrictions and institutional and engineering controls, where such restrictions, standards or controls would not unreasonably restrict, limit, or interfere with operations at the relevant property or facility and the JV Indemnitees will reasonably cooperate with the applicable Parent to execute and file such documents as may be necessary to implement the foregoing controls and restrictions in relation to any such Response Action performed by or on behalf of JV Indemnitees or by or on behalf of any Parent.
(ii)    Furthermore, no JV Indemnitee will be entitled to indemnification with respect to any Losses pursuant to Section 7.01 to the extent arising from (A) any Release identified through any post-Closing intrusive or subsurface investigations (including excavations, drilling, boring and sampling) of soil or groundwater performed by or on behalf of any JV Indemnitee (or by a Person that is not a Governmental Entity that the JV Indemnitee expressly allows to conduct such investigations) at any Real Property of a Contributed Subsidiary unless such investigation is (1) required to comply with Environmental Laws or is reasonably necessary to defend against a third-party claim, (2) required or ordered by a Governmental Entity, (3) required by any applicable lease, (4) undertaken in connection with any maintenance or repair activities conducted at any facility, or as part of expansion or modification of any facility, but only if conditions observed during such maintenance, repair, expansion or modification activities suggest, in the reasonable judgment of the JV Indemnitee, the actual presence of a greater than de minimis Release that would reasonably and customarily require sampling to protect construction and maintenance workers, or (5) reasonably determined by the JV Indemnitee in good faith to be necessary in connection with any closure or shutting down of, or material suspension or modification of the historical operations at, any facility or property, but only if conditions observed during such shutting down, material suspension or modification of operations suggests, in the reasonable opinion of the JV Indemnitee, the actual presence of a greater than de minimis Release that would reasonably and customarily require sampling to protect construction and maintenance workers, (B) the solicitation (not otherwise required under applicable Environmental Laws) by any JV Indemnitee of any Governmental Entity to seek or require any JV Indemnitee to perform a Response Action at any Real Property of a Contributed Subsidiary that is not otherwise required under applicable Environmental Laws, or (C) the incremental increase in Response Actions costs associated with a change of the current industrial or commercial use (as the case may be) of the relevant property or facility to a use (such as residential) that is subject to more stringent cleanup standards than such current use.
(iii)    No Parent will have any obligation to indemnify any JV Indemnitee with respect to Losses to the extent arising from any Releases first occurring or contributed to after the Closing Date. To the extent that on-site groundwater has not been withdrawn at any Real Property for consumption or for use in any process over the past two years, is not currently being withdrawn for such purposes, and there are no plans as of the date hereof by any Contributed Subsidiary to do so, in no event will it be deemed reasonable, for purposes of this Section 7.06(e), for the “industrial” or "commercial" use or operation of the relevant property or facility to involve the withdrawal of on-site groundwater for consumption or for use in any process. The Parent will have the right, in its sole discretion, to control and conduct any such Response Action and any related communications with any Governmental Entities or third parties; provided that no such Response Action or related communications will unreasonably interfere with operations at (or impede any JV Indemnitee's ability to comply with Environmental Laws and Environmental Permits in respect of) the relevant facility or property or result in any Losses for which any JV Indemnitee has any liability not subject to indemnification hereunder; and provided further that the Parent utilizes environmental contractors reasonably acceptable to the JV Indemnitee and provides the JV Indemnitee with a reasonable opportunity to review and comment on any proposed Response Action prior to implementation and final drafts of documents prepared for submission to any Governmental Entity or other third party prior to submittal (and utilizes in good faith reasonable efforts to accommodate any reasonable comments provided by the JV Indemnitees), and the JV Indemnitees will provide all reasonable access during normal operating hours to all of the applicable Real Property, facilities, books and records as the Parent may reasonably request to the extent necessary to complete such Response Action consistent with applicable Environmental Laws, including use of any wastewater treatment systems and utilities located at such Real Property (subject to reimbursement by the Parent for the reasonable pro rata costs of the Parent’s usage of such systems and utilities, and provided that such use does not unreasonably interfere with operations at (or impede any JV Indemnitee’s ability to comply with Environmental Laws and Environmental Permits in respect of) the relevant facility or property).
(iv)    If any JV Indemnitee sells, leases or transfers any Real Property or assigns its rights to indemnification hereunder (to the extent permitted to do so under Section 9.04) with respect to any Response Action at the Real Property, no Parent will have any liability for any Losses to the extent arising from any activities of such subsequent purchasers, lessees, transferees or assignees which if performed by any JV Indemnitee would negate or reduce the Parent's indemnification obligations pursuant to this Section 7.06(e).
7.07    Exclusive Remedy. From and after the Closing, the sole and exclusive remedy of any Party with respect to any and all claims relating to this Agreement (other than (a) any remedies that may be expressly provided pursuant to another Transaction Document, (b) disputes referred to in Section 1.02 and Section 7.04(a), (c) claims of, or causes of action arising from, intentional misrepresentation or fraud, and (d) seeking specific performance or other equitable relief to require a Party to perform its obligations under this Agreement) will be pursuant to the indemnification provisions set forth in this Article VII, and the Parties expressly waive any and all rights and remedies under the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et. seq.) and other Environmental Laws in connection with any Losses relating to this Agreement or the Contemplated Transactions.

7.08    Manner of Payment. Any indemnification payment pursuant to this Article VII will be effected by wire transfer of immediately available funds from the applicable Indemnifying Party to an account designated by each applicable Indemnitee within ten Business Days after the determination thereof.
VIII.
TERMINATION
8.01    Termination. This Agreement may be terminated at any time prior to the Closing:
(c)    by mutual written agreement of Oracle and Watson;
(d)    by any Parent if the Closing will not have been consummated by March 31, 2014 (the “Outside Date”); provided, however, that if the only reason that such Closing has not taken place by such date is a failure of the condition set forth in Section 6.01(e) to be satisfied or waived, then Oracle or Watson shall have the right by providing written notice to the other Parties on or before March 31, 2014 to extend the Outside Date to June 30, 2014; provided, further, that a Parent may not terminate this Agreement pursuant to this Section 8.01(b) if the Closing will not have been consummated by such date by reason of the failure of such Parent to perform, or to cause its Affiliates to perform, in all material respects any of its or their respective covenants or agreements contained in this Agreement;
(e)    by any Parent if there will be any applicable Law that makes consummation of any material Contemplated Transactions illegal or otherwise prohibited or if consummation of any material Contemplated Transaction would violate any nonappealable final Order of any Governmental Entity having competent jurisdiction over such Parent;
(f)    by the affected Parent upon the occurrence of the circumstances contemplated by Section 5.03(b)(iv)(A) or by any Parent upon the occurrence of the circumstances contemplated by Section 5.03(b)(iv)(B).
(g)    by a Parent as provided in Section 5.09(b);
(h)    by Oracle, in the event of a breach by Watson or Iris of any material covenant or agreement under this Agreement or in the event that any representation or warranty contained in this Agreement, if then made (provided that any representation or warranty that speaks as of a particular date or time would continue to speak as of that date and time, without change), would not be true and correct, and the effect of such breach or inaccuracy would be to cause the conditions to the obligation of Oracle to consummate the Closing not to be satisfied, and such breach or inaccuracy is not cured by the breaching Parent within 20 Business Days of receiving written notice from Oracle of the breach or inaccuracy or alleged breach or inaccuracy, which written notice will state that unless such breach or inaccuracy is cured in accordance with this Section 8.01(f) Oracle intends to terminate this Agreement (it being understood that such 20 Business Day cure period will not under any circumstances extend the Outside Date); or
(i)    by Watson or Iris, in the event of a breach by Oracle of any material covenant or agreement under this Agreement or in the event that any representation or warranty contained in this Agreement, if then made (provided that any representation or warranty that speaks as of a particular date or time would continue to speak as of that date and time, without change), would not be true and correct, and the effect of such breach or inaccuracy would be to cause the conditions to the obligation of Watson or Iris, as applicable, to consummate the Closing not to be satisfied, and such breach or inaccuracy is not cured by Oracle within 20 Business Days of receiving written notice from Watson or Iris, as applicable, of the breach or inaccuracy or alleged breach or inaccuracy, which written notice will state that unless such breach or inaccuracy is cured in accordance with this Section 8.01(g) Watson or Iris, as applicable, intends to terminate this Agreement (it being understood that such 20 Business Day cure period will not under any circumstances extend the Outside Date).
8.02    Effect of Termination. If this Agreement is terminated as permitted by Section 8.01:

(c)    this Agreement and the Employee Matters Agreement will forthwith become void and of no further force or effect, except for the following provisions: (i) Section 5.04 (Public Announcements), (ii) Section 5.06 (Access; Confidentiality), (iii) this Section 8.02, and (iv) Article IX (Miscellaneous), which will remain in full force and effect;
(d)    such terminations will be without liability of any Party (or any Affiliate, stockholder, consultant or Representative of such Party) to the other Parties to this Agreement or Contribution Agreements; provided, however, that if the termination is the result of intentional misrepresentation or fraud or of an Intentional Breach by a Parent of a covenant or agreement under this Agreement, then such Parent will be liable to the other Parents for any Losses incurred by such other Parents as a result of such fraud or Intentional Breach; and
(e)    the Parties will cause the termination and dissolution of Newco.
IX.
MISCELLANEOUS
9.01    Notices. All notices, requests, permissions, waivers and other communications hereunder must be in writing and will be deemed to have been duly given (a) when sent, if sent by facsimile or email, provided that the facsimile or email transmission is promptly confirmed by telephone and a copy is also sent by one of the other methods specified in this Section 9.01, (b) when delivered, if delivered personally to the intended recipient, and (c) three Business Days following delivery to an international courier service for expedited delivery and, in each case, addressed to a Party at the following address for such Party, or to such address(es) as will be furnished in writing by any such Party to the other Party in accordance with the provisions of this Section 9.01; provided that any such notice delivered after 5:00 p.m. (local time) in the place of receipt or on a day that is not a Business Day in the place of receipt will not be deemed given or received until the next succeeding Business Day in the place of receipt:

(i)	if to Oracle: ConAgra Foods, Inc. 1 ConAgra Dr. Omaha, NE 68102 Attention: Colleen Batcheler, General Counsel Facsimile: (402) 517-9267
Email: Colleen.Batcheler@conagrafoods.com
with a copy to (which will not constitute notice):
Jones Day
901 Lakeside Avenue
Cleveland, OH 44114-1190
Attention: Peter E. Izanec, Esq.
Facsimile: (216) 579-0212
Email: peizanec@jonesday.com

(ii)	If to Watson:
Cargill, Incorporated
15615 McGinty Road West
Wayzata, MN 55391
Attention: Laura Witte, General Counsel
Facsimile: 952-404-6349
Email: laura_witte@cargill.com
with a copy to (which will not constitute notice):

Cargill, Incorporated
15407 McGinty Road West
Wayzata, MN 55391
Attention: Phillip Fantle
Facsimile: (952) 404-6378
Email: phillip_fantle@cargill.com

(iii)	If to Iris:
CHS Inc.
5500 Cenex Drive
Inver Grove Heights, MN 55077
Attention: Lisa Zell, General Counsel
Email: lisa.zell@chsinc.com
with a copy to (which will not constitute notice):
CHS Inc.
5500 Cenex Drive
Inver Grove Heights, MN 55077
Attention: Malcolm McDonald
Facsimile: (651) 355-4554
Email: malcom.mcdonald@chsinc.com

(iv)	If to Newco:
Notice address that will be delivered in writing to the Parties at a date no later than the Business Day after Closing.
A copy of any notices, requests, permissions, waivers and other communications to be sent to Newco by a Party hereto will also be sent to the other Parties.
9.02    Amendments; Waivers.
(f)    This Agreement may be amended and any provision of this Agreement may be waived; provided, however, that any such amendment or waiver will be binding upon each Parent only if such amendment or waiver is set forth in a writing executed by such Parent and any such amendment or waiver will be binding upon Newco only if such amendment or waiver is set forth in a writing executed by all Parents. No course of dealing between or among any Persons having any interest in this Agreement will be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Party under or by reason of this Agreement.
(g)    No delay or failure in exercising any right, power or remedy hereunder will affect or operate as a waiver thereof; nor will any single or partial exercise thereof or any abandonment or discontinuance of steps to enforce such a right, power or remedy preclude any further exercise thereof or of any other right, power or remedy. The rights and remedies hereunder are cumulative and not exclusive of any rights or remedies that any Party would otherwise have. Any waiver, permit, consent or approval of any kind or character of any breach or default under this Agreement or any such waiver of any provision of this Agreement must satisfy the conditions set forth in Section 9.02(a) and will be effective only to the extent in such writing specifically set forth.
9.03    Expenses. Except as otherwise provided in this Agreement or the other Transaction Documents (a) all costs and expenses incurred in connection with the preparation and negotiation of this Agreement and the Contemplated Transactions (including retention payments to employees and legal and financial advisor fees and expenses) will be borne by the Party incurring such cost or expense, (b) all transfer taxes and similar fees and governmental charges and all sales, use and similar taxes and governmental charges resulting from or relating to the

Contemplated Transactions (the “Transfer Taxes”) will be paid by the Party contributing the applicable Asset or real property, and (c) all costs resulting from or relating to the transfer of Assets or real property to Newco or any Contributed Subsidiary including restructuring costs, transfer fees, expenses incurred in obtaining third-party consents, governmental fees and charges, and any similar cost, expense, fee, or payment will be borne by the Party contributing the applicable Asset or real property.
9.04    Successors and Assigns. The provisions of this Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign its rights or delegate its duties under this Agreement without the written consent of the other Parties, except that a Party may assign its rights or delegate its duties under this Agreement to a member of its Group, provided that such member agrees in writing to be bound by the terms and conditions contained in this Agreement, and provided further that the assignment or delegation will not relieve any Party of its indemnification or other obligations hereunder. Notwithstanding the foregoing, Newco may assign or delegate any of its rights or obligations under this Agreement without the consent of any Parent to any purchaser of all or substantially all of Newco’s assets or Shares or other equity interests, or to one or more of its Subsidiaries (provided that such Person remains a Subsidiary of Newco for the duration of the relevant right or obligation and provided further that the assignment or delegation will not relieve any Party of its indemnification or other obligations hereunder). Except as provided in the preceding sentence, any attempted assignment or delegation will be void.
9.05    Disclosure. There may be included in the Disclosure Schedules or the Disclosure Letters items and information that are not “material,” and such inclusion will not be deemed to be an acknowledgment or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material,” or to affect the interpretation of such term for purposes of this Agreement. Matters reflected in the Disclosure Schedules or the Disclosure Letters are not necessarily limited to matters required by this Agreement to be disclosed therein. The Disclosure Schedules and the Disclosure Letters each set forth items of disclosure with specific reference to the particular section or subsection of this Agreement to which the information in the applicable disclosure document relates; provided, however, that any information set forth in one section of a Disclosure Schedule or a Disclosure Letter will be deemed to apply to each other section or subsection thereof to which its relevance is reasonably apparent on its face.
9.06    Construction. The descriptive headings herein are inserted for convenience of reference only and are not intended to be a substantive part of or to affect the meaning or interpretation of this Agreement. Whenever required by the context, any pronoun used in this Agreement, the Disclosure Schedules or the Disclosure Letters will include the corresponding masculine, feminine or neuter forms, and the singular forms of nouns, pronouns, and verbs will include the plural and vice versa. Reference to any agreement, document, or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. The use of the words “include” or “including” in this Agreement, the Disclosure Schedules or the Disclosure Letters will be by way of example rather than by limitation. The use of the words “or,” “either” or “any” will not be exclusive. The Parties have participated jointly in the negotiation and drafting of this Agreement and the Transaction Documents. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Except as otherwise expressly provided elsewhere in this Agreement or any Transaction Document, any provision herein which contemplates the agreement, approval or consent of, or exercise of any right of, a Party, such Party may give or withhold such agreement, approval or consent, or exercise such right, in its sole and absolute discretion, the Parties hereby expressly disclaiming any implied duty of good faith and fair dealing or similar concept.
9.07    Entire Agreement. This Agreement, including any related annexes, schedules and exhibits, as well as any other agreements and documents referred to herein and therein, will together constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and will supersede all prior negotiations, agreements and understandings of the Parties of any nature, whether oral or written, with respect to such subject matter, including any term sheets relating to the Contemplated Transactions exchanged between the Parties prior to the date hereof.

9.08    Governing Law.
(q)    The validity, interpretation and enforcement of this Agreement will be governed by the Laws of the State of Delaware, other than any choice of Law provisions thereof that would cause the Laws of another state to apply.
(r)    Except with respect to disputes referenced in Sections 1.02 and 7.04(a), and subject to Section 9.12, by execution and delivery of this Agreement, each Party irrevocably (i) submits and consents to the personal jurisdiction of the state and federal courts of the State of Delaware for itself and in respect of its property in the event that any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any other court, other than to enforce a judgment of said courts. Subject to compliance with the provisions of Section 9.12, if applicable, each of the Parties irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any dispute arising out of this Agreement or any of the transactions contemplated hereby in the state and federal courts of the State of Delaware, or that any such dispute brought in any such court has been brought in an inconvenient or improper forum. The Parties further agree that the mailing by certified or registered mail, return receipt requested, of any process required by any such court will constitute valid and lawful service of process against them, without necessity for service by any other means provided by statute or rule of court.
(s)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.08.
9.09    Counterparts; Effectiveness. This Agreement may be executed in multiple counterparts (any one of which need not contain the signatures of more than one Party), each of which will be deemed to be an original but all of which taken together will constitute one and the same agreement. This Agreement, and any amendments hereto, to the extent signed and delivered by means of a facsimile machine or other electronic transmission, will be treated in all manners and respects as an original agreement and will be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any Party, the other Parties will re-execute original forms thereof and deliver them to the requesting Party. No Party will raise the use of a facsimile machine or other electronic means to deliver a signature or the fact that any signature was transmitted or communicated through the use of facsimile machine or other electronic means as a defense to the formation of a Contract and each such Party forever waives any such defense.
9.10    Severability. The Parties agree that (a) the provisions of this Agreement will be severable in the event that for any reason whatsoever any of the provisions hereof are invalid, void or otherwise unenforceable, (b) any such invalid, void or otherwise unenforceable provisions will be replaced by other provisions which are as similar as possible in terms to such invalid, void or otherwise unenforceable provisions but are valid and enforceable, and (c) the remaining provisions will remain valid and enforceable to the fullest extent permitted by applicable Law.

9.11    Disclaimer of Agency. This Agreement will not constitute any Party as a legal representative or agent of any other Party, nor will a Party have the right or authority to assume, create or incur any liability or any obligation of any kind, expressed or implied, against or in the name or on behalf of any other Party, unless otherwise expressly permitted under the Alliance Agreement or the Newco Articles or pursuant to an agreement in writing between or among any of the Parties.
9.12    Dispute Resolution.
(a)    Disputes Prior To Closing. With respect to disputes prior to the Closing, each Parent will have the right to commence litigation in accordance with Section 9.08.
(b)    Disputes From and After Closing. Except as otherwise specifically provided in this Agreement or in any Transaction Document, if a dispute between the Parties relating to a Direct Claim arises after Closing under Article VII (a “Dispute”), then each Party shall elevate the dispute to the chief executive officer of such Party, and such chief executive officers shall meet or communicate by telephone at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, and shall negotiate in good faith to attempt to resolve the Dispute. If such Dispute has not been resolved within 30 days after the commencement of the chief executive officer discussions, then a Party may, within 30 days thereafter, by written notice to the other Parties, call for private mediation of the Dispute before a mediator to be agreed upon by the Parties. The Parties agree to conclude such private mediation within 45 days of the initiating Party’s request for such mediation, and each Party involved in the mediation shall be responsible for its share of the mediator’s fees and expenses based on its respective ownership interest as contemplated by Section 1.02. Any Dispute that is not resolved by the foregoing provisions shall be resolved by arbitration in accordance with Section 15.09 of the Alliance Agreement.
9.13    No Third-Party Beneficiaries. Except as expressly otherwise provided in Article VII with respect to the specific indemnification rights of Indemnitees, this Agreement is solely for the benefit of the Parties and does not confer on third parties (including any employees of each Party or Newco or any of their respective Affiliates, except with respect to indemnity under Article VII) any remedy, claim, reimbursement, claim of action or other right in addition to those existing without reference to this Agreement.
9.14    Specific Performance. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement to be performed at or prior to the Closing were not performed in accordance with their specific terms or were otherwise breached, that monetary damages may be inadequate and that a Party may have no adequate remedy at Law. The Parties accordingly agree that, without the necessity of posting bond or other undertaking, the Parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement at or prior to the Closing and to enforce specifically the terms and provisions of this Agreement to be performed at or prior to the Closing in accordance with this Agreement, this being in addition to any other remedy to which such Party is entitled at Law or in equity. In the event that any action is brought in equity to enforce the provisions of this Agreement to be performed at or prior to the Closing, no Party will allege, and each Party hereby waives the defense or counterclaim that, there is an adequate remedy at Law.
X.
DEFINITIONS
For purposes of this Agreement, the following terms, when utilized in a capital form, will have the following meanings:
“Accounting Firm” has the meaning set forth in Section 1.04(c)(i).
“Accounting Principles” has the meaning set forth in Section 1.04(a).
“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, the Person specified; provided, however, that Newco will not be considered an Affiliate of Oracle, Watson or Iris for purposes of any (i) representation or warranty herein of such Person or (ii)

covenant herein of such Person which by its terms is required to be performed prior to or at the Closing; provided, further, that notwithstanding the foregoing, each of Sky, Sky GP and Sky Canada (when formed) will also be considered an Affiliate of Iris for purposes of all pre-Closing periods.
“Aggregate Working Capital Target” means $675 million.
“Agreement” has the meaning set forth in the Preamble.
“Alliance Agreement” means the Alliance Agreement, in substantially the form attached hereto as Exhibit G-2.
“Annual Financial Statements” has the meaning set forth in Section 4.08(b).
“Antitrust Laws” means all United States federal and state, and any foreign, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act.
“Assets” means assets, properties and rights, wherever located (including in the possession of vendors or other third-parties or elsewhere), whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person, including (i) all accounting and other books, records and files whether in paper, computer tape or disc, magnetic tape or any other forms, (ii) all computers and other electronic data processing equipment, fixtures, machinery, equipment, furniture, office equipment, motor vehicles and other transportation equipment, special and general tools, prototypes and models and other tangible personal property, (iii) all inventories of materials, parts, raw materials, supplies, work-in-process and finished goods and products, (iv) all real property and interests in real property, (v) all bonds, notes, debentures or other securities issued by any Subsidiary or any other Person, all loans, advances or other extensions of credit or capital contributions to any Subsidiary or any other Person, and all other investments in securities of any Person, (vi) all license agreements (without duplication of the licenses referenced in clause (viii)), leases of personal property, open purchase orders for raw materials, supplies, parts or services, unfilled orders for the manufacture and sale of products and other Contracts, (vii) all deposits, letters of credit and performance and surety bonds, (viii) all Intellectual Property and licenses from third Persons granting the right to use any Intellectual Property, (ix) all cost information, sales and pricing data, customer prospect lists, supplier records, customer and supplier lists, customer and vendor data, correspondence and lists, product literature, artwork, design, development and manufacturing files, vendor and customer drawings, formulations and specifications, quality records and reports and other books, records, studies, surveys, reports, plans and documents, (x) all formula cards, product dossiers, clinical data, pre-clinical data, stability data, laboratory data, quality assurance data and other similar data, (xi) all prepaid expenses, trade accounts and other accounts and notes receivables, (xii) all rights under Contracts, all claims or rights against any Person arising from the ownership of any Asset, all rights in connection with any bids or offers and all claims, causes of action or similar rights, whether accrued or contingent, and (xiii) all Regulatory Approvals and other Governmental Approvals.
“Bakery Mix Products” means and includes wheat flour and durum flour dry bakery mixes.
“Breaching Party” has the meaning set forth in Section 7.04(c).
“Business” means, collectively, each of the following businesses that are conducted as of the date of this Agreement by (i) Oracle Mills, in the United States and Puerto Rico, or (ii) Sky and Sky GP, in the United States and Canada, in each case whether conducted by such Person directly or indirectly through such Person’s Affiliates:
(1)    Flour Products. Sourcing, procuring, logistics and dry milling of wheat, durum, and Cereal Grains into Flour Products, and the marketing, distribution and sale of Flour Products.
(2)    Bakery Mix Products. The design, development, production, marketing, distribution, sale and logistics of Bakery Mix Products and New Bakery Mix Products in non-retail channels in the U.S. and retail channels in Canada.

(3)    Specialty Breads and Non-Retail Bread Mixes. The design, development, production, marketing, sale, distribution and logistics of (i) specialty finished breads (fresh or frozen), including without limitation those sold as private label products, and (ii) bread mixes solely into non-retail channels; to the extent such activities are consistent with the scope of products commercialized and/or in commercial development through what is commonly known as Sky’s “Integrated Bakery Resources” business as of the date of this Agreement.
(4)    Puerto Rico Business. Sourcing, procuring, logistics and dry milling of corn and rice and related co-products into flour, flour ingredients, rice and related co-products, and the marketing, distribution and sale thereof, consistent with and limited to the scope of Oracle Puerto Rico’s and Oracle Rice’s respective businesses and markets as of the date of this Agreement. This also includes the merchandising of feed ingredients for the marketing, distribution and sale thereof for the intended use with feed manufacturers, solely within the Puerto Rico market, consistent with and limited to the scope of Oracle Puerto Rico’s business as of the date of this Agreement.
(5)    Vital Wheat Gluten. Sourcing, procuring, logistics, marketing, distribution and sale of vital wheat gluten.
(6)    Pasta and Cereal Business. The design, development, production, marketing, sale, distribution and logistics of pasta and hot cereal finished products, strictly to the extent conducted by Oracle Mills as of date of this Agreement.
“Business Day” means a day that is not a Saturday, Sunday or any other day on which commercial banks are not open for business in the State of New York.
“Cereal Grains” means and includes barley, oats, rye, buckwheat, amaranth, millet, quinoa, sorghum, teff, and gluten-free blends of any of these specific grains, as produced by Oracle and its Affiliates and Sky and Sky GP as of the date of this Agreement.
“Claims Notice” has the meaning set forth in Section 7.04(b)(i).
“Closing” has the meaning set forth in Section 2.01.
“Closing Certificate” means, when required to be delivered by a Party, a certificate signed by an officer of such Party, certifying that (i) each member of such Party’s Group has performed in all material respects all of the obligations under this Agreement and the other Transaction Documents required to be performed by it at or prior to the Closing, and (ii) the representations and warranties of such Party contained in this Agreement are true and correct at and as of the Closing Date, as if made at and as of such date, except that those representations and warranties that by their express terms are made as of a specific date are true and correct only as of such date, in each case except for such inaccuracies that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as applicable to such Party).
“Closing Date” has the meaning set forth in Section 2.01.
“Closing Shared Assets” has the meaning set forth in Section 1.03(a)(ii).
“Closing Working Capital” means, as required by the context, the Closing Working Capital of Oracle or the Closing Working Capital of Sky.
“Closing Working Capital of Oracle” means, in each case as of the Closing Date in respect of the Contributed Assets and Contributed Obligations of the Oracle Contributed Subsidiaries, the value of the asset line items minus the liability line items set forth on Schedule 1.04.1, plus any other cash and cash equivalents and minus any other Indebtedness not already included in such schedule.
“Closing Working Capital of Sky” means, in each case as of the Closing Date in respect of the Contributed Assets and Contributed Obligations of the Watson Contributed Subsidiaries and Iris Contributed Subsidiaries, the value of the asset line items minus the liability line items set forth on Schedule 1.04.2, plus any other cash and cash equivalents and minus any other Indebtedness not already included in such schedule.
“Code” means the United States Internal Revenue Code of 1986, as amended.
“Colorado JV” means Commerce City Grain LLC, a Colorado limited liability company.
“Commercial Agreements” means the Iris Wheat Supply Agreement, Oracle Flour Supply Agreement, Watson “Go to Market” Agreement and Watson Wheat Supply Agreement.
“Commercially Reasonable Efforts” means, with respect to the efforts to be expended by a Person with respect to any objective under this Agreement, reasonable, diligent, good faith efforts to accomplish such objective as such Person would normally use to accomplish a similar objective as expeditiously as reasonably possible under similar circumstances exercising reasonable business judgment, it being understood and agreed that such efforts will include the exertion of efforts and utilization of resources that would be used by such Person in support of one of its own wholly-owned businesses.
“Compensation and Benefit Plans” has the meaning set forth in Section 4.14(a).
“Confidentiality Agreement” means a Master Confidentiality Agreement, by and among each of the Parents and Newco, in substantially the form of Exhibit L.
“Consents” means any consents, waivers or approvals from, or notification requirements to, or authorizations by, any third parties, including Governmental Approvals.
“Consulting Firm” has the meaning set forth in Section 5.07(a)(v).
“Contemplated Transactions” means the transactions contemplated by the Transaction Documents.
“Contracts” means, with respect to any Person, any contracts, agreements, understandings, arrangements, leases and subleases (including leases and subleases of real property), licenses, commitments, instruments, bids, proposals, sales and purchase orders and other undertakings of any kind, whether written or oral, to which such Person is a party, under which such Person is otherwise entitled to benefits or by which such Person or any of its Assets is otherwise bound.
“Contributed Assets” means, as applicable, (a) the Contributed Assets (as such term is defined in the Contribution Agreement between Oracle and Oracle Holdco) of Oracle Mills, or (b) (i) the Contributed Assets (as such term is defined in the Contribution Agreement between Iris and Iris Holdco) of Iris, (ii) the Contributed Assets (as such term is defined in the Contribution Agreement between Watson and Watson Holdco) of Watson, and (iii) all assets of Sky, immediately prior to the Closing.
“Contributed Obligations” means, as applicable, (a) the Contributed Obligations (as such term is defined in the Contribution Agreement between Oracle and Oracle Holdco) of Oracle Mills, or (b) (i) the Contributed Obligations (as such term is defined in the Contribution Agreement between Iris and Iris Holdco) of Iris, (ii) the Contributed Obligations (as such term is defined in the Contribution Agreement between Watson and Watson Holdco) of Watson, and (iii) all obligations and liabilities of Sky, immediately prior to the Closing.
“Contributed Subsidiary” means each Iris Contributed Subsidiary, Oracle Contributed Subsidiary and Watson Contributed Subsidiary.
“Contributed Subsidiary Collaboration Member” has the meaning set forth in Section 4.15(b).
“Contributed Subsidiary Compensation and Benefit Plans” has the meaning set forth in Section 4.14(a).

“Contributed Subsidiary Material Contracts” has the meaning set forth in Section 4.10(a).
“Contribution Agreements” means the Oracle Contribution Agreement, Iris Contribution Agreement and Watson Contribution Agreement.
“Control” means ownership of or control of more than fifty percent (50%) of the voting membership interests or equity securities of the controlled Person, and “Controlled” and “Controlling” have meanings correlative thereto.
“Convey” or “Conveyance” means to assign, transfer, deliver and convey.
“Coordinating Counsel” has the meaning as set forth in Section 5.07(a)(iii).
“Co-Products” means the co-products and by-products that are produced or derived from dry wheat milling activities, such as (but not limited to) wheat bran, wheat germ, wheat endosperm, red dog, aleurone, second clear, durum second clear, wheat midds, and wheat midds pellets. For the avoidance of doubt, “Co-Products” does not include the production of a “complete feed” (as such term is defined in the 2013 Official Publication of the Association of American Feed Control Officials Incorporated).
“Covered Products” has the meaning set forth in the definition of “Regulatory Event”.
“Direct Claims” has the meaning set forth in Section 7.04(a).
“Disclosure Letters” means, the disclosure letter delivered by a Parent to such other Parents, as applicable, immediately prior to the execution of this Agreement.
“Disclosure Letter Updates” has the meaning set forth in Section 5.09(a).
“Disclosure Schedules” means the disclosure schedules attached to this Agreement.
“Disposition Order” has the meaning set forth in Section 5.03(b)(iii).
“Dispute” has the meaning set forth in Section 9.12(b).
“Divesting Assets” has the meaning set forth in Section 5.03(b)(iii).
“EBITDA” means with respect to any Business, the net income of such Business as reflected in its financial statements for the relevant period, excluding any extraordinary gains or losses, and increased by the amount reflected in such financial statements as expenses incurred for interest, income taxes, depreciation, amortization of any intangible assets, but only to the extent that such items were deducted in computing the net income of the Business.
“Employee Matters Agreement” means the Employee Matters Agreement dated of even date herewith among Oracle, Iris, Watson and Newco.
“Enforceability Exception” has the meaning set forth in Section 3.02.
“Engineering Issues” has the meaning set forth in Section 5.07(a)(v).
“Engineering Reviews” has the meaning set forth in Section 5.07(a)(v).
“Environment” means ambient air, surface water, groundwater, stream sediments, soil and subsurface strata.

“Environmental Claim” means any Proceeding by any Person alleging Liability (including Liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, fines, penalties or corrective action costs) arising from any violation of Environmental Law or any Release.
“Environmental Laws” means all Laws of any Governmental Entity that relate to the protection of the Environment or protection of human health and safety with respect to Hazardous Materials including Laws or any other binding legal obligation in effect now or in the future relating to Releases, or otherwise relating to the treatment, storage, disposal, transport or handling of Hazardous Materials, or to the exposure of any individual to a Release of Hazardous Materials.
"Environmental Permits" means any permit, license, approval, consent or authorization issued by a Governmental Entity and required under any Environmental Law for the operation of the Business or ownership or use of the Real Property.
“Environmental Site Review” has the meaning set forth in Section 5.07(b)(ii).
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Estimate Statement” has the meaning set forth in Section 1.04(a).
“Estimated Oracle Closing Working Capital” has the meaning set forth in Section 1.04(a).
”Estimated Sky Closing Working Capital” has the meaning set forth in Section 1.04(a).
“FD&C Act” means the Federal Food, Drug and Cosmetic Act, U.S.C. Title 21, Chapter 9.
“FDA” means the U.S. Food and Drug Administration.
“Final Closing Working Capital Amount” has the meaning set forth in Section 1.04(b).
“Final Oracle Closing Working Capital” has the meaning set forth in Section 1.04(b).
“Final Sky Closing Working Capital” has the meaning set forth in Section 1.04(b).
“Final Statement” the meaning set forth in Section 1.04(b).
“Financial Statements” has the meaning set forth in Section 4.08(b).
“Flour Products” means and includes flour, flour ingredients, related Co-Products, and New Flour Products that are dry milled from wheat, durum and Cereal Grains.
“Financing” has the meaning set forth in Section 5.12(a)(i).
“Fundamental Reps” means those representations and warranties set forth in each of Section 3.01 (Corporate Existence and Power), Section 3.02 (Corporate Authorization), Section 3.04 (Brokers), Section 4.01 (Corporate Existence and Power), Section 4.02 (Corporate Authorization), Section 4.09(a) (Assets), Section 4.16(a) (Capitalization), Section 4.19 (Indebtedness), Section 4.20 (Brokers), Section 4.22 (Special Representations Regarding Newco) and Section 4.23 (Special Representations Regarding Colorado JV).
“GAAP” means United States generally accepted accounting principles, consistently applied across all relevant periods.
“Go-Forward EBITDA Amount” means the reasonably expected annual EBITDA of Newco and the Contributed Subsidiaries on a consolidated basis for the third year following the Closing, as shall be determined by the Parents in good faith. This calculation shall take into account the reasonably expected synergies arising from the Contemplated Transactions.
“Governing Documents” means the Alliance Agreement, the Newco Articles, Oracle Puerto Rico Charter, Sky Charter, Sky Canada Charter, Oracle Netherlands Charter, and the operating agreements of the Holdcos.
“Governmental Approvals” means any notices to, reports or other filings to be made with, or any Consents, registrations, permits or authorizations to be obtained from, any Governmental Entity.
“Governmental Entity” means any governmental authority or entity, whether federal, state, local or foreign, including any agency, board, bureau, commission, court, department, stock exchange or self-regulatory authority, subdivision or instrumentality thereof, or any arbitrator or arbitration panel.
“Group” means, (i) in the case of Oracle, the Oracle Group, (ii) in the case of Watson, the Watson Group or (iii) in the case of Iris, the Iris Group.
“Hazardous Materials” means pollutants, contaminants, hazardous wastes, toxic substances, hazardous materials, hazardous substances and other materials subject to regulation under Environmental Laws, including petroleum and petroleum products or any fraction thereof, asbestos and asbestos-containing materials, and radiation and radioactive materials.
“Holdco” means Iris Holdco, Oracle Holdco, or Watson Holdco, as applicable.
“HSR Act” means the Hart–Scott–Rodino Antitrust Improvements Act of 1976.
“Income Taxes” means any Taxes imposed on or measured by reference to gross or net income or receipts or overall net or gross profits, including franchise taxes imposed in lieu of taxes in respect of, and based upon or measured by, overall income or profits. For the avoidance of doubt, Income Taxes will not include any sales, use, ad valorem, value added, transfer, payroll, employment, excise, severance, stamp, physical improvements and infrastructure, occupation or property taxes, any tariffs or customs duties.
“Incomplete Ancillary Exhibits” means those items set forth in clauses (v) through (ix) of the definition of Incomplete Transaction Documents.
“Incomplete Transaction Documents” means (i) operating agreements for the Holdcos, (ii) the Oracle Netherlands Charter, (iii) the Sky Canada Charter, (iv) the Oracle Puerto Rico Charter, (v) Schedules A and B to the Oracle Transition Services Agreement and the Watson Transition Services Agreement, (vi) Exhibits A and B of the Oracle Flour Supply Agreement, (vii) Recital E, Section 2(d) and Exhibit A of the Watson “Go To Market” Agreement, (viii) Sections 2.1(b)(10) and 3.2 and Exhibits A and B of the Iris Wheat Supply Agreement, (ix) Section 3.2 and Exhibits A, B-1 and B-2 of the Watson Wheat Supply Agreement, (x) the IP Matters Agreement, (xi) the Watson Contribution Agreement and Iris Contribution Agreement, (xii) the Watson License-In Agreement and Watson License-Out Agreement, (xiii) the Watson Transition Services Agreement and (xiv) the Watson Purchase and Sale Agreement.
“Indebtedness” means, for any Person, either (a) any liability of any Person (i) for borrowed money (including the current portion thereof), (ii) under any reimbursement obligation relating to a letter of credit, bankers' acceptance or note purchase facility, (iii) evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation), (iv) for the payment of money relating to leases that are required to be classified as a capitalized lease obligations in accordance with the Accounting Principles for all or any part of the deferred purchase price of property or services (other than trade payables), or (v) for all or any part of the deferred purchase price of property or services (other than trade payables), including any non-compete and earnout payments, or (b) any liability of others described in the preceding clause (a) that such Person has guaranteed, that is recourse to such Person or any of its assets or that is otherwise its legal liability or that is secured in whole or in part by the assets of such Person.

“Indemnifying Party” means any Person responsible for indemnifying an Indemnitee pursuant to Article VII.
“Indemnitee” means any JV Indemnitee or Parent Indemnitee.
“Intellectual Property” means all intellectual property, whether owned or held for use under license, whether statutory or non-statutory, registered or unregistered, including such rights in and to: (i) issued patents and all provisional and pending patent applications, any and all divisions, continuations, continuations-in-part, reissues, continuing patent applications, reexaminations and extensions thereof, any counterparts claiming priority therefrom, utility models, patents of importation/ confirmation, certificates of invention, certificates of registration and like rights, and any patent disclosures, invention disclosures, discoveries and improvements, whether or not patentable, (ii) copyrights and copyrightable works, including databases (or other collections of information, data, works or other materials), packaging artwork and design rights, (iii) technology, know-how, recipes, processes, trade secrets, inventions (including inventions conceived prior to the Closing Date but not documented as of the Closing Date), business information, technical information, methods, marketing information and materials, business plans, proprietary data, formulae, techniques, specifications, research and development data, non-public information and confidential information and rights to limit the use or disclosure of any of the foregoing by any Person, (iv) computer software (including source code and object code, data files, application programming interfaces, computerized databases and other software-related specifications, (v) Trademarks, (vi) internet domain names, (vii) rights of publicity and other rights to use the names and likeness of individuals, and (viii) claims, causes of action and defenses relating to any of the foregoing; in each case, including registrations, applications, recordings, and extensions and common-law rights relating to any of the foregoing.
“Intentional Breach” means a breach of this Agreement that is the consequence of an act undertaken by the breaching Party with the actual Knowledge that the taking of such act would, or would be reasonably expected to, cause a breach of this Agreement.
“Interests” means, in the case of Oracle, the Oracle Interests, in the case of Watson, the Watson Interests, or in the case of Iris, the Iris Interests.
“Interim Financial Statements” has the meaning set forth in Section 4.08(a).
“Inventory” means inventories of materials, parts, raw materials, packaging materials, supplies, work-in-process, goods in transit and finished goods and products.
“IP License Agreements” means, collectively, the Oracle License-In Agreement, the Oracle License-Out Agreement, the Watson License-In Agreement, and the Watson License-Out Agreement.
“IP Matters Agreement” means an IP Matters Agreement among the Parents and Newco, to be completed in compliance with Section 5.15(d).
“Iris” has the meaning set forth in the Preamble.
“Iris Basket” has the meaning set forth in Section 7.06(c).
“Iris Canada” means CHS Canada, Inc., which will be merged with Watson Canada pursuant to the Sky Canada Merger.
“Iris Cap” has the meaning set forth in Section 7.06(c).
“Iris Contributed Subsidiary” means each of Iris Canada (until the Sky Canada Merger), Iris Holdco, Sky, Sky GP (prior to the SKY GP Dissolution) and Sky Canada (from and after the Sky Canada Merger).

“Iris Contribution Agreement” means a contribution agreement between Iris and Iris Holdco, to be entered into, and the transactions contemplated thereby consummated, as part of and pursuant to the Iris Reorganization, and to be completed in compliance with Section 5.15.
“Iris Group" means Iris and its Affiliates (including each Iris Contributed Subsidiary), and any one of them, as the case may be; provided, that Newco will not be considered a member of the Iris Group for purposes of this definition.
“Iris Holdco” means a to-be-formed Delaware limited liability company, as contemplated by the Iris Reorganization.
“Iris Interests” has the meaning set forth in Section 1.02.
“Iris Lux” means a to-be-formed Luxembourg S.a.r.l., as contemplated by the Iris Reorganization.
“Iris Percentage Interest” has the meaning set forth in Section 1.02.
“Iris Reorganization” has the meaning set forth in Section 1.01(a).
“Iris Wheat Supply Agreement” means a wheat and durum supply agreement among Iris, Iris Canada, Sky, Sky Canada and Oracle Puerto Rico, in a form reasonably acceptable to the Parents and substantially based on the terms set forth on Exhibit F-1.
“Joint Review Team” has the meaning set forth in Section 5.07(a)(v).
“JV Indemnitees” has the meaning set forth in Section 7.01.
“Knowledge” means for each Parent, the actual knowledge after reasonable inquiry of the individuals identified on Section 10 of such Parent’s Disclosure Letter.
“Law” means any law, statute, rule, regulation, ordinance, order, code, arbitration award, judgment, decree or other legal requirement of, or Order issued by, any Governmental Entity.
“Leased Real Property” has the meaning set forth in Section 4.11(b).
“Liabilities” means all debts, liabilities, guarantees, assurances, commitments and obligations, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising (including whether arising out of any Contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP.
“Lien” means with respect to any Asset, any lien (statutory or other), claim, pledge, hypothecation, preference, priority, charge, license, security interest, mortgage, deed of trust, title defect, option, encumbrance, easement, lis pendens or other encumbrance or restriction affecting such Asset or any interest therein (including any conditional sale or other title retention agreement, any sale-leaseback, any financing lease or similar transaction having substantially the same economic effect as any of the foregoing, the filing of any financing statement or similar instrument under the Uniform Commercial Code of the State of Delaware or comparable law of any other jurisdiction, domestic or foreign, and mechanics’, materialmen’s and other similar liens and encumbrances, as well as any option to purchase, right of first refusal, right of first offer or other right in each case to acquire such Asset).
“Litigation Conditions” has the meaning set forth in Section 7.04(b)(ii).
“Losses” has the meaning set forth in Section 7.01.
“Manufacturing Assets” means, with respect to each Parent’s Group, all of those facilities, Assets and support services that are Primarily Used In The Business in connection with the manufacturing of products for sale by such

Group, including those capabilities associated with the delivery of manufacturing output from such facilities, such as supporting distribution centers.
“Manufacturing Facilities” means, with respect to any Parent’s Group, all facilities included in the Manufacturing Assets of such Group.
“Master Sky Agreements” means (i) Iris Master Facility Lease Agreement between Cenex Harvest States Cooperatives and Sky, dated January 11, 2002, as amended, (ii) Watson Master Facility Lease Agreement between Watson and Sky, dated January 11, 2002, as amended, (iii) Grain Origination Agreement between Sky and Cenex Harvest States Cooperatives, dated January 11, 2002, as amended, (iv) Administrative Services Agreement between Sky and Watson, dated January 11, 2002, (v) Master Intellectual Property Agreement among Cenex Harvest States Cooperatives, Watson and Sky, dated January 11, 2002, (vi) Cash and DDL Settlement Agreement between Watson and Sky, dated February 11, 2008, as amended, (vii) Security Agreement between Sky and Watson, dated January 11, 2002, (viii) Master Confidentiality Agreement between Cenex Harvest States Cooperatives, Watson and Sky dated, January 11, 2002, (ix) Agency Agreement between Horizon GP and Cargill Canada Holdings III (2006) Inc. dated September 13, 2006, (x) Agency Agreement between Horizon GP and Cargill Canada Holdings III (2006) Inc. dated September 13, 2006, (xi) Agency Agreement between Horizon GP and Cargill Canada Holdings III (2006) Inc. dated September 22, 2006, (xii) Agency Agreement between Horizon GP and Cargill Canada Holdings III (2006) Inc. dated October 31, 2011, (xiii) Letter Agreement Regarding Legal Services among Watson, Watson Limited, Iris Canada and Horizon GP dated September 23, 2006, (xiv) Cash and In-House Banking Settlement Agreement between Sky GP and Watson Limited dated September 23, 2006, (xv) Agreement for Services among Horizon, Horizon GP, Horizon Milling L.P., Watson and Watson Limited dated September 23, 2006, as amended, (xvi) Security Agreement between Horizon GP and Watson Limited dated September 23, 2006, (xvii) Master Intellectual Property Agreement among Iris Canada, Watson Limited and Horizon GP dated July 19, 2006, and (xviii) Master Confidentiality Agreement among Iris Canada, Cargill Canada Holdings III (2006) Inc. and Horizon GP dated July 19, 2006.
“Material Adverse Effect” means either an Oracle Material Adverse Effect or a Sky Material Adverse Effect.
“Material Customers” means, with respect to each Parent, the top ten customers of its Contributed Subsidiaries in the aggregate (based on the dollar amount of sales to such customers) for each of the two most recently completed fiscal years of such Contributed Subsidiaries.
“Material Suppliers” means, with respect to Oracle, on the one hand, and Watson and Iris, collectively, on the other hand, the top ten suppliers of their respective Contributed Subsidiaries in the aggregate (based on the dollar amount of purchases from such suppliers) for each of the two most recently completed fiscal years of such Contributed Subsidiaries.
“New Bakery Mix Products” means and includes products that are the result of research and development of new and/or improved Bakery Mix Products.
“New Flour Products” means and includes products that are the result of development of and/or modification to any dry milling processes, wheat and durum varieties, wheat and durum flour, wheat and durum flour ingredients, or wheat and durum related co-products.
“Newco” has the meaning set forth in the Preamble.
“Newco Articles” means the amended and restated Articles of Association of Newco, in substantially the form attached hereto as Exhibit G-1.
“Non-Breaching Party” has the meaning set forth in Section 7.04(c).
“Non-Income Taxes” means any Taxes other than Income Taxes.

“Objection Notice” has the meaning set forth in Section 1.04(b).
“Oracle” has the meaning set forth in the Preamble.
“Oracle Basket” has the meaning set forth in Section 7.06(c).
“Oracle Cap” has the meaning set forth in Section 7.06(c).
“Oracle Contributed Subsidiary” means each of Oracle Holdco, Oracle Netherlands, Oracle Puerto Rico, Oracle Rice and, if and when formed, Orchid JV.
“Oracle Contribution Agreement” means a contribution agreement between Oracle and Oracle Holdco, in substantially the form attached hereto as Exhibit K, to be entered into, and the transactions contemplated thereby consummated, as part of and pursuant to the Oracle Reorganization.
“Oracle Flour Supply Agreement” means a flour supply agreement among Oracle and Sky, in a form reasonably acceptable to the Parents and substantially based on the terms set forth on Exhibit H.
“Oracle Group” means Oracle and its Affiliates (including each Oracle Contributed Subsidiary), and any one of them, as the case may be; provided, that Newco will not be considered a member of the Oracle Group for purposes of this definition.
“Oracle Holdco” means a to-be-formed Delaware limited liability company, as contemplated by the Oracle Reorganization.
“Oracle Interests” has the meaning set forth in Section 1.02.
“Oracle License-In Agreement” has the meaning set forth in Section 2.02(a)(iii).
“Oracle License-Out Agreement” has the meaning set forth in Section 2.02(a)(iii).
“Oracle Lux” means a to-be-formed Luxembourg S.a.r.l., as contemplated by the Oracle Reorganization.
“Oracle Material Adverse Effect” means a material adverse change, effect, circumstance or event that (a) is material and adverse to the business, financial condition or results of operations of the Oracle Group Business or (b) would have a material and adverse effect on the contemplated benefits to be received by Newco, the Iris Group or the Watson Group after the Closing under the Transaction Documents other than this Agreement; provided, however, that, with respect to Section 6.03(a) and Section 6.04(a) only, no change, whether actual or prospective, arising from or relating to any of the following will be deemed to constitute a Oracle Material Adverse Effect, or will be taken into account in determining whether a Oracle Material Adverse Effect has occurred: (i) any change in business, economic, social, political or legal conditions generally, (ii) any change or condition generally affecting the flour milling industry, (iii) changes in GAAP or in the official interpretations thereof, (iv) changes in Laws, including applicable Laws or regulations or interpretations thereof by courts or any other Governmental Entity, (v) any change in the general political conditions in the United States, any region or worldwide (including the outbreak of war or acts of terrorism), (vi) any failure of the Oracle Group to meet earnings or other projections, but not including any underlying causes thereof or (vii) the announcement of, or the taking of any action required by, this Agreement and the Transaction Documents, except, in the case of any change described in (i) – (v), where such change has a disproportionate adverse effect on the business, financial condition or results of operations of the Oracle Group Business or Newco, as applicable, relative to other Persons carrying on a similar business. For purposes of this definition, changes, effects, circumstances or events will be deemed to be “material and adverse” if, and only if, such changes, effect, circumstances or events result, individually in the aggregate, in either (i) Losses equal to or more than $250,000,000, or (ii) Losses that are of a nature that would not reasonably be expected to be indemnifiable by Oracle under Section 7.01 (or otherwise paid for by Oracle hereunder, such as in connection with Oracle’s obligations under Section 5.07) of this Agreement and that are equal to or more than $100,000,000. For purposes of calculating the amount of “Losses” in the preceding sentence, the amount of “Losses” will be deemed to be equal to the amount of the cash payment to be made (or, in the event of lost profits, the amount of lost profit), calculated on a net present value basis and applying a market discount rate appropriate for Newco (as such discount rate would be determined by a reasonable financial expert, and using the midpoint of a range if there is a range of reasonable discount rates).
“Oracle Mills” means ConAgra Foods Food Ingredients Company, Inc., a Delaware corporation.
“Oracle Netherlands” means ConAgra Netherlands Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the laws of the Netherlands.
“Oracle Netherlands Charter” means amended and restated charter documents of Oracle Netherlands, to be completed in compliance with Section 5.15.
“Oracle Percentage Interest” has the meaning set forth in Section 1.02.
“Oracle Puerto Rico” means Molinos de Puerto Rico, Inc., a Puerto Rico corporation which, pursuant to the Oracle Reorganization, will be converted to a Puerto Rico limited liability company prior to the Closing.
“Oracle Puerto Rico Charter” means a limited liability company agreement of Oracle Puerto Rico, to be completed in compliance with Section 5.15.
“Oracle Reorganization” has the meaning set forth in Section 1.01(a).
“Oracle Rice” means Molinos Premium Rice, LLC, a Puerto Rico limited liability company.
“Oracle Working Capital Target” means $675 million multiplied by 0.44 (i.e., $297 million).
“Orchid JV” means a to-be-formed Delaware limited liability company (as further described in Section 5.01 of Oracle’s Disclosure Letter).
“Order” means any orders, judgments, injunctions, awards, decrees, writs or other legally enforceable requirement handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity.
“Ordinary Course of Business” means, with respect to any business, the ordinary and usual course of day-to-day operations of such business through the Closing Date consistent with past custom and practice (including with respect to quantity and frequency).
“Outside Date” has the meaning set forth in Section 8.01(b).
“Owned Real Property” has the meaning set forth in Section 4.11(a).
“Parent” or “Parents” has the meaning set forth in the Preamble.
“Parent Indemnitee” or “Parent Indemnitees” has the meaning set forth in Section 7.02.
“Party” or “Parties” has the meaning set forth in the Preamble.
“Permitted Liens” means (i) Liens for Taxes not yet due and payable, (ii) inchoate mechanics’ and materialmen’s Liens for construction in progress which are not yet due and payable, (iii) inchoate workmen’s, repairmen’s, warehousemen’s, landlord’s and carriers’ liens arising in the Ordinary Course of Business which are not yet due and payable, (iv) Liens that do not have and are not reasonably likely to result in a material and adverse impact on the use or operation of the property subject thereto, (v) non-exclusive licenses of Intellectual Property granted in the

Ordinary Course of Business, (vi) rights of existing and future tenants as tenants only pursuant to written leases, and/or (vii) Liens for amounts due and payable that are being contested in good faith in the Ordinary Course of Business, provided, however, such amounts being contested will be deemed an Oracle Excluded Liability, Watson Excluded Liability or Iris Excluded Liability, as applicable.
“Person” or “Persons” means any natural person and any corporation, firm, partnership, trust, estate, limited liability company, or other entity resulting from any form of association.
“Post-Closing Straddle Period” has the meaning set forth in Section 5.08(f).
“PR Code” means the Puerto Rico Internal Revenue Code, as amended.
“Pre-Closing Contributed Subsidiary Environmental Liability” means, with respect to each Contributed Subsidiary, all Pre-Closing Liabilities arising out of any violations of Environmental Law or Releases at, on, under or migrating from such Contributed Subsidiary’s Real Property.
“Pre-Closing Contributed Subsidiary Tax Liability” means, with respect to each Contributed Subsidiary, (i) any Taxes that Newco or any Contributed Subsidiary may incur or may otherwise be liable for in relation to the transfer of all of the issued and outstanding equity interests of such Contributed Subsidiary to such Person, (ii) all Taxes (or the nonpayment thereof) of such Contributed Subsidiary for any Pre-Closing Tax Period and any Pre-Closing Straddle Period; (iii) all Taxes of any member of an affiliated, combined or unitary group of which such Contributed Subsidiary is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local or foreign Law; or (iv) any and all Taxes of any Person imposed on such Contributed Subsidiary as a transferee or successor, by contract or pursuant to any Law, which Taxes relate to an event or transaction occurring on or before the Closing Date.
“Pre-Closing Environmental or Tax Liability” means, with respect to each Contributed Subsidiary, all Pre-Closing Contributed Subsidiary Environmental Liabilities or Pre-Closing Contributed Subsidiary Tax Liabilities of such Contributed Subsidiary.
“Pre-Closing Liabilities” has the meaning set forth in Section 7.01(c).
“Pre-Closing Straddle Period” has the meaning set forth in Section 5.08(f).
“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date, and with respect to any taxable period that includes but does not end on the Closing Date, the portion of such taxable period ending on and including the Closing Date.
“Preliminary Environmental Site Review” has the meaning set forth in Section 5.07(b)(i).
“Primarily Used In The Business” means, with respect to any Asset, that such Asset is primarily used, or held for use, in the Business of the relevant Parent’s Group.
“Privilege Period” has the meaning set forth in Section 5.08(f).
“Proceeding” means any demand, charge, complaint, action, suit, proceeding, arbitration, hearing, audit, investigation or claim of any kind (whether civil, criminal, administrative, investigative, informal or other, at law or in equity) commenced, filed, brought, conducted or heard by, against, to, of or before or otherwise involving, any Governmental Entity.
“Puerto Rican Retirement Plans” means the Molinos De Puerto Rico Inc. Administrative Employees Retirement Plan & Trust and the Molinos De Puerto Rico Inc. Union Employees Retirement Plan & Trust.
“Real Property” has the meaning set forth in Section 4.11(b).

“Real Property Leases” has the meaning set forth in Section 4.11(b).
“REC” has the meaning set forth in Section 5.07(b)(ii).
“Regulatory Approval” means, with respect to any product in a country, (i) any and all approvals, licenses, registrations or authorizations of any Governmental Entity necessary to commercially distribute, sell or market such Product in such country, including, where applicable, (a) pricing or reimbursement approval in such country, (b) pre- and post-approval marketing authorizations, (c) labeling approval and (d) technical and scientific licenses, and (ii) applications, correspondence and reports submitted to or received from Governmental Entities (including minutes and official contact reports relating to any communications with any Governmental Entity) and all supporting documents with respect thereto, including all regulatory and promotion documents, adverse event files and complaint files.
“Regulatory Event” means the occurrence of any of the following:
(A) the filing by the Department of Justice or any Governmental Entity in any material jurisdiction of a criminal indictment or information against any Contributed Subsidiary or any Affiliate thereof relating to the manufacture, marketing, distribution, supply or sale of any products manufactured by Person’s Manufacturing Facilities (collectively, “Covered Products”);
(B) the receipt by such Person or any of its employees of a grand jury subpoena or similar Order relating to the manufacture or sale of Covered Products;
(C) the agreement by any Contributed Subsidiary or Affiliate thereof to a consent decree or similar Order under the FD&C Act or similar Law in another jurisdiction relating to the manufacture or sale of any Covered Products;
(D) the commencement of a seizure action or similar action under the FD&C Act or a similar Law in another jurisdiction of any Covered Products;
(E) any action by the U.S. Department of Justice or another Governmental Entity to intervene in any qui tam action or similar action filed by a Governmental Entity against any Contributed Subsidiary or Affiliate thereof with respect to any Covered Products;
(F) the receipt by any Contributed Subsidiary or Affiliate thereof of any subpoena or document request issued on behalf of the U.S. Department of Justice or the Office of Inspector General of the Department of Health and Human Services or similar Governmental Entities in other jurisdictions under the False Claims Act or similar Laws with respect to any Iris Covered Product;
(G) the commencement by any Governmental Entity of any administrative action against any Contributed Subsidiary or Affiliate thereof relating to the manufacture, marketing, distribution, supply or sale of any Covered Products;
(H) the commencement by any Governmental Entity of any action that may result in the suspension, restriction, revocation or withdrawal of any Government Approval with respect to any Covered Products; or
(I) the commencement by any Governmental Entity of any criminal or administrative action against any Contributed Subsidiary or Affiliate that may result in the removal or restriction of the reimbursement status of any Iris Covered Products or that may restrict the ability of any Contributed Subsidiary or Affiliate thereof to participate in government contracting or procurement activities.
“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of a Hazardous Material into the Environment (including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Materials).

“Reorganizations” has the meaning set forth in Section 1.01(a).
“Representatives” means, with respect to any Person, any of its legal and internal and independent accounting advisors and representatives, Affiliates and employees.
“Response Action” means an environmental investigation, assessment, sampling, monitoring, clean-up, containment, restoration, removal, remediation, closure actions, post-closure operation and maintenance or other corrective or response action.
“Review Period” has the meaning set forth in Section 5.07(a)(v).
“Reviewed Facility” has the meaning set forth in Section 5.07(a)(v).
“Second Termination Date” has the meaning set forth in Section 7.06(b)(ii).
“Several” or “Severally” means, when characterizing any obligation of certain Parents under this Agreement, such obligation will be undertaken severally, not jointly; provided, that with respect to any obligation relating to Sky or Sky GP, such obligation will be performed by Watson and Iris in the following proportions: Watson – 76% and Iris – 24%.
“Shared Asset” means, as of any particular date, any Asset that is used or related to or held for use in an area of a Parent’s Group’s Business in a non-de minimis respect, but is not Primarily Used In The Business. For purposes of this definition, an Asset will be deemed to be used in a Parent Group’s Business in a “non-de minimis respect” if the cost of the Business replacing the Asset, including any losses or damages that may arise from any interruption in the availability of the asset, exceeds $100,000 or if at least 10% of the utilization of the asset is in connection with the Business.
“Shared Assets Schedule” has the meaning set forth in Section 1.03(a)(i).
“Shareholder” means Oracle Lux, Watson Lux or Iris Lux, as applicable.
“Shares” has the meaning ascribed to such term in the Newco Articles.
“Sky” means Horizon Milling, LLC, a Delaware limited liability company.
“Sky Canada” means a to-be-formed Nova Scotia unlimited liability company which will be the surviving and successor entity resulting from the merger of Iris Canada with and into Watson Canada pursuant to in the Watson Reorganization and Iris Reorganization (the “Sky Canada Merger”).
“Sky Canada Charter” means charter documents of Sky Canada, including a shareholders agreement, to be completed in compliance with Section 5.15.
“Sky Canada Merger” has the meaning set forth in the definition of Sky Canada.
“Sky Charter” means an amended and restated limited liability company agreement of Sky, in substantially the form attached hereto as Exhibit E.
“Sky GP” means Horizon Milling G.P., an Ontario general partnership, which will be dissolved and liquidated pursuant to the Watson Reorganization and Iris Reorganization (the “Sky GP Dissolution”).
“Sky GP Dissolution” has the meaning set forth in the definition of Sky GP.
“Sky Material Adverse Effect” means a material adverse change, effect, circumstance or event that (a) is material and adverse to the business, financial condition or results of operations of the Business of the Watson Group and the

Iris Group, or (b) would have a material and adverse effect on the contemplated benefits to be received by Newco or the Oracle Group after the Closing under the Transaction Documents other than this Agreement; provided, however, that, with respect to Section 6.02(a) only, no change, whether actual or prospective, arising from or relating to any of the following will be deemed to constitute a Sky Material Adverse Effect, or will be taken into account in determining whether a Sky Material Adverse Effect has occurred: (i) any change in business, economic, social, political or legal conditions generally, (ii) any change or condition generally affecting the flour milling industry, (iii) changes in GAAP or in the official interpretations thereof, (iv) changes in Laws, including applicable Laws or regulations or interpretations thereof by courts or any other Governmental Entity, (v) any change in the general political conditions in the United States, any region or worldwide (including the outbreak of war or acts of terrorism), (vi) any failure of the Watson Group or Iris Group to meet earnings or other projections, but not including any underlying causes thereof or (vii) the announcement of, or the taking of any action required by, this Agreement and the Transaction Documents, except, in the case of any change described in (i) – (v), where such change has a disproportionate adverse effect on the business, financial condition or results of operations of the Business of any Iris Contributed Subsidiary, Watson Contributed Subsidiary or Newco, as applicable, relative to other Persons carrying on a similar business. For purposes of this definition, changes, effects, circumstances or events will be deemed to be “material and adverse” if, and only if, such changes, effect, circumstances or events result, individually in the aggregate, in either (i) Losses equal to or more than $250,000,000, or (ii) Losses that are of a nature that would not reasonably be expected to be indemnifiable by Watson and Iris under Section 7.01 (or otherwise paid for by Watson and Iris hereunder, such as in connection with Watson’s and Iris’s obligations under Section 5.07) of this Agreement and that are equal to or more than $100,000,000. For purposes of calculating the amount of “Losses” in the preceding sentence, the amount of “Losses” will be deemed to be equal to the amount of the cash payment to be made (or, in the event of lost profits, the amount of lost profit), calculated on a net present value basis and applying a market discount rate appropriate for Newco (as such discount rate would be determined by a reasonable financial expert, and using the midpoint of a range if there is a range of reasonable discount rates).
“Sky Working Capital Target” means $675 million multiplied by 0.56 (i.e., $378 million).
“Straddle Period” has the meaning set forth in Section 5.08(f).
“Subsidiary” means as to any Person, a corporation, partnership, limited liability company or other entity of which more than 50% of the equity, voting or profit interests are owned, or of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person. For the avoidance of doubt, Newco will not be considered a “Subsidiary” of the Parents or any of their Affiliates for the purposes of this Agreement.
“Tax Authority” means a Governmental Entity having jurisdiction over the assessment, administration, determination, collection or imposition of any Tax.
“Tax Liabilities” means (i) with respect to each Parent, (A) any Income Taxes with respect to any Pre-Closing Tax Period that relate to revenues generated by a Parent’s Group’s Business, and (B) any Non-Income Taxes with respect to any Pre-Closing Tax Period generated by a Parent’s Group’s Business, or (ii) with respect to each Parent’s Contributed Subsidiary, (A) any Taxes that any Contributed Subsidiaries may incur or may otherwise be liable for in relation to the transfer of the issued and outstanding equity interests of such Contributed Subsidiary held by the applicable member of such Parent’s Group, (B) all Taxes (or the nonpayment thereof) of such Contributed Subsidiary for any Pre-Closing Tax Period and any Pre-Closing Straddle Period; (C) all Taxes of any member of an affiliated, combined or unitary group of which such Contributed Subsidiary is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local or foreign Law; or (D) any and all Taxes of any Person (other than any member of such Parent’s Group) imposed on such Contributed Subsidiary as a transferee or successor, by contract or pursuant to any Law, which Taxes relate to an event or transaction occurring on or before the Closing Date.

“Tax Returns” means all returns (including information returns), declarations, reports, estimates, elections, schedules, claims for refund, forms and statements regarding Taxes required to be filed with any Tax Authority, including any supplement or attachment thereto and any amendment thereof.
“Taxes” means (i) all taxes and assessments (general or special), and any charges, fees, imposts or other demands with respect thereto, including all gross receipts, net income, sales, use, ad valorem, value added, transfer, franchise, license, withholding, payroll, employment, excise, estimated, severance, stamp, physical improvements and infrastructure, occupation and property taxes, capital gains, capital stock, escheat, unclaimed property, goods and services, alternative or add-on minimum tax, or any other tax, tariff, custom, duty or governmental fee or other tax, together with any interest and any penalties, additions to tax or additional amounts imposed by any Tax Authority or Law, whether disputed or not, (b) any liability for the payment of any amounts of any of the foregoing types as a result of being a member of an affiliated, consolidated, combined or unitary group, or being a party to any agreement or arrangement whereby liability for payment of such amounts was determined or taken into account with reference to the liability of any other Person, (c) any liability for the payment of any amounts as a result of being a party to any tax sharing or allocation agreements or arrangements (whether or not written) or with respect to the payment of any amounts of any of the foregoing types as a result of any express or implied obligation to indemnify any other Person, and (d) any liability for the payment of any of the foregoing types as a successor, transferee or otherwise.
“Termination Date” has the meaning set forth in Section 7.06(b)(i).
“Third-Party Claim” has the meaning set forth in Section 7.04(b)(i).
“Third Termination Date” has the meaning set forth in Section 7.06(b)(iii).
“Title Reviewed Properties” has the meaning set forth in Section 5.07(a)(i).
“Trademarks” means registered and unregistered trademarks, trade names, service marks and service names, brand names, trade dress, logos and certification marks, in each case including all registrations, applications, recordings, renewals and extensions and common law rights relating to any of the foregoing and the goodwill associated with any of the foregoing (it being understood that the term “Trademarks” will not include any Internet domain names).
“Transaction Documents” means this Agreement, the Contribution Agreements, the Governing Documents, the Transition Services Agreements, the IP License Agreements, the Commercial Agreements, the Employee Matters Agreement, the Confidentiality Agreement, IP Matters Agreement, the documents contemplated in Section 2.02, and any other written agreement signed by the Parties that is expressly identified as a “Transaction Document” hereunder and any exhibits or attachments to any of the foregoing, as the same may be amended from time to time.
“Transfer Taxes” has the meaning set forth in Section 9.03.
“Transition Services Agreement – Oracle” has the meaning set forth in Section 2.02(a)(ii).
“Transition Services Agreement – Watson” means a Transition Services Agreement between Watson and Sky, to be completed in compliance with Section 5.15.
“Transition Services Agreements” means, collectively, the Transition Services Agreement - Oracle and the Transition Services Agreement - Watson (each, a “Transition Services Agreement”).
“Treasury Regulations” means the regulations promulgated under the Code.
“Watson” has the meaning set forth in the Preamble.
“Watson Basket” has the meaning set forth in Section 7.06(c).

“Watson Canada” means Cargill Canada Holdings III (2006) Inc., which will be merged with Iris Canada pursuant to the Sky Canada Merger, as contemplated by the Watson Reorganization.
“Watson Cap” has the meaning set forth in Section 7.06(c).
“Watson Contributed Subsidiary” means each of Sky, Sky GP (prior to the Sky Dissolution), Sky Canada (from and after the Sky Canada Merger), Watson Holdco and Watson Canada (prior to the Sky Canada Merger).
“Watson Contribution Agreement” means a contribution agreement between Watson and Watson Holdco, to be entered into, and the transactions contemplated thereby consummated, as part of and pursuant to the Watson Reorganization, and to be completed in compliance with Section 5.15.
“Watson “Go to Market” Agreement” means a “go to market” agreement among Watson, Watson Limited, Sky, Sky GP and Oracle Rice, in a form reasonably acceptable to the Parents and substantially based on the terms set forth on Exhibit I.
“Watson Group” means Watson and its Affiliates (including each Watson Contributed Subsidiary), and any one of them, as the case may be; provided, that Newco will not be considered a member of the Watson Group for purposes of this definition.
“Watson Holdco” means a to-be-formed Delaware limited liability company, as contemplated by the Watson Reorganization.
“Watson Hourly Pension Plan” means the Cargill Limited – Horizon Hourly Employees’ Pension Plan, Canada Revenue Agency registration number 1170893.
“Watson Interests” has the meaning set forth in Section 1.02.
“Watson License-In Agreement” a Watson Patent and Technology License-In Agreement (Watson to Newco), between Watson and Newco, to be completed in compliance with Section 5.15.
“Watson License-Out Agreement” means a Watson Patent and Technology License-Out Agreement (Newco to Watson), between Watson and Newco, to be completed in compliance with Section 5.15.
“Watson Limited” means Cargill Limited, a Canadian corporation.
“Watson Lux” means a to-be-formed Luxembourg S.a.r.l., as contemplated by the Watson Reorganization.
“Watson Percentage Interest” has the meaning set forth in Section 1.02.
“Watson Reorganization” has the meaning set forth in Section 1.01(a).
“Watson Purchase and Sale Agreement” means one or more agreements to be entered into between Watson Limited and Sky Canada pursuant to the Watson Reorganization.
“Watson Wheat Supply Agreement” means a wheat supply agreement among Watson, Watson Limited, Sky, Sky Canada and Oracle Puerto Rico, in a form reasonably acceptable to the Parents and substantially based on the terms set forth on Exhibit F-2.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Master Agreement to be duly executed and sealed by their respective authorized officers on the day and year first above written.

CONAGRA FOODS, INC.

/s/ Paul Maass
Name: Paul Maass
Title: President, Commercial Foods

CARGILL, INCORPORATED

/s/ Kim Scott Portnoy
Name: Kim Scott Portnoy
Title: Corporate Vice President

CHS INC.

/s/ Mark L. Palmquist
Name: Mark L. Palmquist
Title: Executive Vice President

HM LUXEMBOURG S.À R.L.

/s/ Johan Runderkamp
Name: Johan Runderkamp
Title: Manager